Exhibit 99.3

AGREEMENT AND PLAN OF MERGER

by and among

ORBIT PRIVATE INVESTMENTS, L.P.,

ORBIT PRIVATE HOLDINGS I LTD.,

ORBIT PRIVATE HOLDINGS II LTD.,

ARMOR HOLDCO INC.,

HALIFAX TARGET LTD.,

BULLISH,

HALIFAX MERGER SUB I INC.

and

HALIFAX MERGER SUB II

Dated as of May 4, 2026

TABLE OF CONTENTS

Exhibits

Exhibit A         Form of Shareholder Agreement

Exhibit B         Accounting Principles

Exhibit C         Net Working Capital Calculation

Exhibit D         Non-Core Asset Term Sheet

Exhibit E         Form of Cayman Plan of Merger

This AGREEMENT AND PLAN OF MERGER, dated as of May 4, 2026 (this “Agreement”), is made by and among Orbit Private Investments, L.P., an exempted limited partnership formed and registered under the laws of the Cayman Islands and acting through its general partner, the General Partner (“Seller”), Orbit Private Holdings I Ltd., a private company limited by shares incorporated in England and Wales (“Orbit I”), Orbit Private Holdings II Ltd., a private company limited by shares incorporated in England and Wales (“Orbit II”), Halifax Target Ltd., an exempted company incorporated in the Cayman Islands (“Cayman Target Company”), Armor Holdco Inc., a Delaware corporation (“US Target Company” and, together with Cayman Target Company, the “Target Companies”), Bullish, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Buyer”), Halifax Merger Sub II, an exempted company incorporated in the Cayman Islands (“Cayman Merger Sub”), and Halifax Merger Sub I Inc., a Delaware corporation (“US Merger Sub”). Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company, Buyer, Cayman Merger Sub and US Merger Sub are referred to, individually, as a “Party” and, collectively, as the “Parties”. Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, the Parties intend to effect a business combination pursuant to which, first, Cayman Merger Sub will merge with and into Cayman Target Company, with Cayman Target Company continuing as the surviving corporation of such merger (the “Cayman Merger”), and second, immediately after the consummation of the Cayman Merger, US Merger Sub will merge with and into US Target Company, with US Target Company continuing as the surviving company of such merger (the “US Merger” and, together with the Cayman Merger, the “Mergers” and, collectively with the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, Orbit II beneficially owns the entire share capital (the “Earth Shares”) of Earth Private Holdings Ltd., a private company limited by shares incorporated in England and Wales (“Earth”);

WHEREAS, on the day immediately prior to the Closing, (a) Orbit II shall contribute the Earth Shares to Cayman Target Company (the “Earth Contribution”), (b) Cayman Target Company will issue to Orbit II one Cayman Target Company Share and (c) Earth will elect to be classified as a disregarded entity for US federal income tax purposes (the “CTB Election”);

WHEREAS, for United States federal and other applicable income tax purposes, (a) the Earth Contribution and CTB Election taken together are intended to qualify as a “reorganization” pursuant to Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder, (b) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g), (c) each of the US Merger and Cayman Merger is intended to qualify as a “reorganization” pursuant to Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, (d) the Mergers will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any Person that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Buyer following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c)), and (e) after the Mergers, Buyer will not be a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or United States corporation under Section 7874(b) of the Code (the “Intended Tax Treatment”);

WHEREAS, Orbit Private GP, LLC, a limited liability company formed and registered under the laws of the Cayman Islands, in its capacity as the general partner of Seller (“General Partner”), has approved this Agreement and the Transactions;

WHEREAS, Orbit II, in its capacity as the sole shareholder of Cayman Target Company, has approved this Agreement, the Cayman Plan of Merger and the Transactions, including the Cayman Merger, and the consummation by Cayman Target Company of the Cayman Merger and the other applicable Transactions by special resolution passed as a written consent in accordance with the CICA and the memorandum and articles of association of Cayman Target Company immediately following the execution and delivery of this Agreement;

WHEREAS, Orbit I, in its capacity as the sole stockholder of US Target Company, has approved this Agreement and the Transactions, including the US Merger, and the consummation by US Target Company of the US Merger and the other applicable Transactions by written consent in accordance with applicable Law immediately following the execution and delivery of this Agreement;

WHEREAS, the board of directors of Buyer has unanimously (a) approved this Agreement and the Transactions, including all issuances of Buyer Ordinary Shares contemplated by this Agreement, and (b) determined that this Agreement and the Transactions, including such issuances of Buyer Ordinary Shares, are advisable and fair to, and in the best interests of, Buyer and its shareholders;

WHEREAS, Buyer, in its capacity as the sole shareholder of Cayman Merger Sub and the sole stockholder of US Merger Sub, has approved this Agreement, the Cayman Plan of Merger and the Transactions, including the Mergers, and the consummation by Cayman Merger Sub and US Merger Sub of the Mergers and the other applicable Transactions by written consent (and, in the case of Cayman Merger Sub, by special resolution) in accordance with applicable Law immediately following the execution and delivery of this Agreement;

WHEREAS, as an inducement to the willingness of the Parties to enter into this Agreement and consummate the Transactions, General Partner, Seller, Orbit I, Orbit II and Buyer shall enter into, at the Closing, a shareholder agreement in the form attached hereto as Exhibit A (the “Shareholder Agreement”), which shall, among other matters, govern certain rights and obligations of General Partner, Seller, Orbit I, Orbit II and Buyer with respect to Seller’s, Orbit I’s and Orbit II’s ownership of Buyer Ordinary Shares from and after the Closing, on the terms and subject to the conditions set forth therein; and

WHEREAS, as an inducement to the willingness of the Parties to enter into this Agreement and consummate the Transactions, concurrently with the execution and delivery of this Agreement, certain significant shareholders of Buyer are entering into a share transfer agreement with Buyer (the “Share Transfer Agreement”), which provides, among other matters, for certain restrictions on the transfer of Buyer Ordinary Shares held by such shareholders, on the terms and subject to the conditions set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
The Mergers

SECTION 1.01.    Cayman Merger.

(a)    On the terms and subject to the conditions set forth in this Agreement, and in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the “CICA”), at the Cayman Effective Time, Cayman Merger Sub shall be merged with and into Cayman Target Company. As a result of the Cayman Merger, the separate corporate existence of Cayman Merger Sub shall thereupon cease and Cayman Merger Sub shall be struck off the Register of Companies in the Cayman Islands in accordance with Part 16 of CICA, and Cayman Target Company shall be the surviving company of the Cayman Merger and a wholly-owned Subsidiary of Buyer (the “Cayman Surviving Company”). The Cayman Merger shall be effected pursuant to the CICA and shall have the effects set forth in this Agreement, the Cayman Plan of Merger, and in the applicable provisions of the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Cayman Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of Cayman Target Company and Cayman Merger Sub shall immediately vest in the Cayman Surviving Company, and the Cayman Surviving Company shall be liable for and subject, in the same manner as Cayman Target Company and Cayman Merger Sub, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts, and liabilities of Cayman Target Company and Cayman Merger Sub.

(b)    At the Cayman Effective Time in accordance with the Cayman Plan of Merger, by virtue of the Cayman Merger and without the necessity of further action by Cayman Target Company or any other Person, the memorandum and articles of association of Cayman Merger Sub as in effect immediately prior to the Cayman Effective Time shall be the memorandum and articles of association of the Cayman Surviving Company until thereafter changed or amended as provided therein or by applicable Law; provided that, at the Cayman Effective Time, all references to the name of the Cayman Surviving Company and to its authorized share capital therein shall be amended as necessary to correctly describe the Cayman Surviving Company.

(c)    At or before the Cayman Effective Time, Cayman Target Company and the Cayman Surviving Company shall take all necessary action such that the directors and officers of Cayman Merger Sub immediately prior to the Cayman Effective Time shall become the directors and officers of the Cayman Surviving Company, effective as of the Cayman Effective Time, each to hold office, from and after the Cayman Effective Time, in accordance with the memorandum and articles of association of the Cayman Surviving Company until their respective successors shall have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Cayman Surviving Company.

SECTION 1.02.    US Merger.

(a)    On the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the Delaware General Corporation Law (“DGCL”), at the US Effective Time, US Merger Sub shall be merged with and into US Target Company. As a result of the US Merger, the separate corporate existence of US Merger Sub shall thereupon cease, and US Target Company shall be the surviving corporation of the US Merger and a wholly-owned Subsidiary of Buyer (the “US Surviving Corporation”). The US Merger shall be effected pursuant to the DGCL and shall have the effects set forth in this Agreement, and in the applicable provisions, including Section 259, of the DGCL. From and after the US Effective Time, the US Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises as provided under the DGCL.

(b)    At the US Effective Time, by virtue of the US Merger and without any further action by US Target Company or any other Person, (i) the certificate of incorporation of US Merger Sub as in effect immediately prior to the US Effective Time shall be the certificate of incorporation of the US Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, and (ii) the bylaws of US Merger Sub as in effect immediately prior to the US Effective Time shall be the bylaws of the US Surviving Corporation until thereafter changed or amended as provided therein and in the certificate of incorporation of the US Surviving Corporation and by applicable Law.

(c)    At or prior to the US Effective Time, US Target Company and the US Surviving Corporation shall take all necessary action such that the directors and officers of US Merger Sub immediately prior to the US Effective Time shall become the directors and officers of the US Surviving Corporation, effective as of the US Effective Time, each to hold office, from and after the US Effective Time, in accordance with the certificate of incorporation and bylaws of the US Surviving Corporation until their respective successors shall have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the US Surviving Corporation and applicable Law.

SECTION 1.03.    Closing. The Parties shall consummate the Mergers and the closing of the other Transactions (the “Closing”) remotely by exchange of documents and signatures (or their electronic counterparts), commencing at 8:30 a.m. (Eastern Time) on the third Business Day following the satisfaction or, if permissible, waiver in writing by the Party or Parties entitled to the benefits thereof of the conditions set forth in Article V (other than those conditions that by their nature are only capable of being satisfied on the Closing Date, but subject to the satisfaction of such conditions or, if permissible, waiver in writing by the Party or Parties entitled to the benefits thereof at the Closing), unless another date, time or place is agreed to in writing by Seller and Buyer; provided that, without the prior written consent of Seller and Buyer, the Closing shall not occur prior to January 6, 2027. The date on which the Closing occurs is herein referred to as the “Closing Date”.

SECTION 1.04.    Closing Deliverables.

(a)     At the Closing, Seller shall deliver, or cause to be delivered, to Buyer:

(i)    a counterpart to the Shareholder Agreement, duly executed by General Partner, Seller, Orbit I and Orbit II;

(ii)    the Seller Closing Certificate;

(iii)    the Cayman Plan of Merger, duly executed by Cayman Target Company;

(iv)    a certificate from the Registrar of Companies of the Cayman Islands dated within five Business Days prior to the Closing Date, certifying that Cayman Target Company is in good standing; and

(v)    a duly completed and executed affidavit, in a form and substance reasonably satisfactory to Buyer, pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the U.S. Treasury Regulations, confirming that the shares of Cayman Target Company are not United States real property interests, together with a copy of any notice required to be sent to the IRS in accordance with U.S. Treasury Regulation Section 1.897-2(h)(2).

(b)     At the Closing, Buyer shall deliver or cause to be delivered to Seller, Orbit I and Orbit II, as applicable:

(i)    the Closing Consideration;

(ii)    a counterpart to the Shareholder Agreement, duly executed by Buyer;

(iii)    the Buyer Closing Certificate;

(iv)    the Cayman Plan of Merger, duly executed by Cayman Merger Sub; and

(v)    a certificate from the Registrar of Companies of the Cayman Islands dated within five Business Days prior to the Closing Date, certifying that Cayman Merger Sub is in good standing.

SECTION 1.05.    Cayman Effective Time and US Effective Time. On the terms and subject to the conditions set forth in this Agreement, concurrently with the Closing, (a) Cayman Target Company shall cause a plan of merger in substantially the form attached hereto as Exhibit E with respect to the Cayman Merger to be duly executed in accordance with, and in such form as is required by, the relevant provisions of the CICA (the “Cayman Plan of Merger”), and to be filed with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”) as provided in Section 233 of the CICA, and shall make and deliver all other declarations, filings, recordings or publications required under the CICA in connection with the Cayman Merger, and (b) immediately after the Cayman Effective Time, US Target Company shall cause a certificate of merger with respect to the US Merger to be duly executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “US Certificate of Merger”), and to be filed with and accepted for record by the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), and shall make all other filings, recordings or publications required under the DGCL in connection with the US Merger. The Cayman Merger shall become effective at such time as the Cayman Plan of Merger is duly registered by the Registrar of Companies in accordance with CICA, or on a later time as may be specified in the Cayman Plan of Merger (the time at which the Cayman Merger becomes effective is herein referred to as the “Cayman Effective Time”); provided, that the Cayman Effective Time shall occur prior to the US Effective Time. The US Merger shall become effective at the time that the US Certificate of Merger is duly filed with and accepted for record by the Delaware Secretary of State or at such later time as is agreed to by the Parties in writing prior to the filing of the US Certificate of Merger and specified in the US Certificate of Merger in accordance with the DGCL (the time at which the US Merger becomes effective, the “US Effective Time”); provided, that the US Effective Time shall occur following the Cayman Effective Time.

SECTION 1.06.    Conversion of Securities:

(a)     Cayman Merger. At the Cayman Effective Time, by virtue of the Cayman Merger and without any action on the part of Cayman Target Company, Cayman Merger Sub or the holders of any issued and outstanding share capital of Cayman Target Company or any issued and outstanding share capital of Cayman Merger Sub:

(i)    Share Capital of Cayman Merger Sub. Each share of issued and outstanding share capital of Cayman Merger Sub as of immediately prior to the Cayman Effective Time shall be converted automatically into and become one validly issued, fully paid and nonassessable share, par value $0.01 per share, of the Cayman Surviving Company. Such shares in the Cayman Surviving Company, which shall be registered in the name of the Buyer at the Cayman Effective Time, shall constitute the only issued and outstanding shares of the Cayman Surviving Company, which shall be reflected in the register of members of the Cayman Surviving Company.

(ii)    Conversion of Cayman Target Company Shares. The issued and outstanding share capital of Cayman Target Company (the “Cayman Target Company Shares”) as of immediately prior to the Cayman Effective Time shall be canceled and extinguished in exchange for Orbit I’s right to receive its Applicable Percentage of the Closing Consideration. As of the Cayman Effective Time, all such Cayman Target Company Shares shall no longer be issued and shall automatically be canceled and extinguished and shall cease to exist, and each holder of Cayman Target Company Shares shall cease to have any rights with respect thereto. There shall be no further registration of transfers on the register of members of the Cayman Surviving Company of Cayman Target Company Shares that were issued and outstanding immediately prior to the Cayman Effective Time.

(b)     US Merger. At the US Effective Time, by virtue of the US Merger and without any action on the part of US Target Company, US Merger Sub or the holders of any shares of capital stock of US Target Company or any shares of capital stock of US Merger Sub:

(i)    Capital Stock of US Merger Sub. Each issued and outstanding share of capital stock of US Merger Sub as of immediately prior to the US Effective Time shall be converted automatically into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the US Surviving Corporation. Such shares in the US Surviving Corporation shall constitute the only issued and outstanding shares of the US Surviving Corporation.

(ii)    Conversion of US Target Company Common Stock. The issued and outstanding shares of common stock of US Target Company (the “US Target Company Common Stock”) as of immediately prior to the US Effective Time shall be canceled in exchange for Orbit I’s right to receive its Applicable Percentage of the Closing Consideration. As of the US Effective Time, all such shares of US Target Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of US Target Company Common Stock shall cease to have any rights with respect thereto.

SECTION 1.07.    Consideration Amount. Subject to the adjustments provided in Section 1.13, the aggregate consideration payable by Buyer at the Closing shall be equal to $4,200,000,000 (the “Base Consideration Amount”):

(a)    plus the amount (which may be positive or negative) equal to the Cash minus the Target Minimum Cash Amount;

(b)    plus the amount (which may be positive or negative) equal to the Net Working Capital minus the Target Net Working Capital Amount;

(c)    less the amount of Indebtedness; and

(d)    less the amount of Transaction Expenses

(the “Consideration Amount”); it being understood that the adjustments referred to in clauses (a) to (d) of this Section 1.07 shall be calculated as of the Measurement Time. The Consideration Amount shall be settled in full by the issuance by Buyer to Orbit I and Orbit II in proportion to their Applicable Percentages of newly-issued ordinary shares of Buyer, par value $0.002 (“Buyer Ordinary Shares”), on the terms set forth in Section 1.08; provided that, in the event Estimated Cash exceeds the Target Minimum Cash Amount (the amount of such excess, the “Excess Cash Amount”) or Estimated Net Working Capital exceeds the Target Net Working Capital Amount (the amount of such excess together with the Excess Cash Amount, the “Excess Amounts”), such Excess Amounts shall be paid by Buyer to Orbit I and Orbit II in proportion to their Applicable Percentages in immediately available funds, and not in Buyer Ordinary Shares, on the terms set forth in Section 1.08.

SECTION 1.08.    Closing Consideration. Other than in respect of the Excess Amounts and the Consideration Shortfall pursuant to Section 1.13(a), if applicable, the aggregate consideration for the Transactions shall consist solely of a number of newly-issued Buyer Ordinary Shares to be issued and delivered to Orbit I and Orbit II at the Closing equal in value to the Estimated Consideration Amount based on the 30-Day Pre-Signing VWAP (such Buyer Ordinary Shares and any Excess Amounts, the “Closing Consideration”), subject to the adjustments provided in Section 1.13, which Closing Consideration shall be issued to Orbit I and Orbit II in proportion to their Applicable Percentages. At the Closing, Buyer shall (a) provide evidence reasonably satisfactory to Seller of the issuance and delivery of such Buyer Ordinary Shares in non-certificated book-entry form and (b) if applicable, pay to Seller by wire transfer to a bank account designated in writing by Seller (such designation to be made at least two Business Days before the Closing Date), immediately available funds in an amount equal to the Excess Amounts.

SECTION 1.09.    Transaction Expenses. At the Closing, Buyer shall pay, or cause to be paid, on behalf of Seller, Orbit I, Orbit II and the Target Companies (or their respective designees), all Transaction Expenses for which final invoices have been submitted to Buyer at least two Business Days prior to the Closing Date pursuant to those wire transfer instructions provided in such invoices; provided that any Transaction Expenses owed to employees, directors or officers of any member of the Company Group, as identified by Seller on the Estimated Closing Statement, shall be paid to such member of the Company Group and shall be made through the regular payroll processing system of such member of the Company Group in accordance with the terms of the applicable Company Benefit Plans to which such Transaction Expenses relate.

SECTION 1.10.    Target Minimum Cash Amount. At the Closing, Seller shall cause the Company Group to have an amount of Cash as of the Measurement Time equal to at least $22,691,700 (such amount of Cash, the “Target Minimum Cash Amount”).

SECTION 1.11.    Estimated Consideration Amount.

(a)    At least five (but no more than seven) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimates of each of: (i) the amount (which may be positive or negative) equal to Cash minus the Target Minimum Cash Amount (the “Estimated Cash”), (ii) Indebtedness (the “Estimated Indebtedness”), (iii) the amount (which may be positive or negative) equal to Net Working Capital minus the Target Net Working Capital Amount (the “Estimated Net Working Capital”), (iv) Transaction Expenses (the “Estimated Transaction Expenses”), in each case, measured as of the Measurement Time, and (v) the estimated Consideration Amount based on such estimates (the “Estimated Consideration Amount”), together with reasonably detailed supporting documentation.

(b)    Seller agrees to prepare the Estimated Closing Statement and the calculations of Cash, Indebtedness, Net Working Capital and Transaction Expenses therein in accordance with this Agreement (including the Accounting Principles and such definitions) and Exhibit C. Concurrently with the delivery of the Estimated Closing Statement, Seller shall, and shall cause the Company Group to, make available to Buyer and its representatives the books and records, personnel of, and work papers prepared by Seller (subject to the execution of customary work paper access letters, if requested) and relevant historical financial information, in each case, to the extent they relate to the preparation of the Estimated Closing Statement. During the period after the delivery of the Estimated Closing Statement and ending one Business Day prior to the Closing, Buyer shall have an opportunity to review and provide comments to the Estimated Closing Statement and Seller and the Company Group shall provide any information and supporting documentation reasonably requested by Buyer in connection with any questions Buyer may have regarding the Estimated Closing Statement and any of the supporting documentation, and shall consider in good faith any revisions to the calculations set forth in the Estimated Closing Statement proposed by Buyer and the Estimated Closing Statement shall be modified to reflect any revisions mutually agreed upon by Seller and Buyer (provided that, for the avoidance of doubt, no failure by Buyer to object to, or comment on, or any comment that Buyer does provide on (whether or not incorporated), any item set forth in the Estimated Closing Statement shall prejudice Buyer with respect to any post-Closing adjustments pursuant to Section 1.12 and Section 1.13 or the resolution thereof). Notwithstanding anything to the contrary herein, Buyer and is Affiliates shall be entitled to rely (without independent verification or other actions) on the calculations, instructions and other items set forth in the Estimated Closing Statement for purposes of making payments hereunder and shall in no event have any liability for payments (or allocations of any payments or other amounts, as applicable) made in accordance with such calculations, instructions or other items. If Seller and Buyer mutually agree to any changes to the Estimated Closing Statement prior to the Closing, then Seller shall deliver to Buyer, prior to the Closing, an updated version of the Estimated Closing Statement based on such changes for purposes of the Closing.

SECTION 1.12.    Determination of Final Consideration Amount.

(a)    Within 90 days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of each of: (i) the amount (which may be positive or negative) equal to Cash minus the Target Minimum Cash Amount, (ii) Indebtedness, (iii) the amount (which may be positive or negative) equal to Net Working Capital minus the Target Net Working Capital Amount, (iv) Transaction Expenses, in each case, measured as of the Measurement Time, and (v) the Consideration Amount resulting from the calculations set forth in clauses (i) – (iv) of this Section 1.12(a), together with reasonably detailed supporting documentation.

(b)    Buyer agrees to prepare the Closing Statement and the calculations of Cash, Indebtedness, Net Working Capital and Transaction Expenses therein in accordance with this Agreement (including the Accounting Principles and such definitions) and Exhibit C. The Parties agree that the purpose of determining Cash, Indebtedness, Net Working Capital and Transaction Expenses and the related adjustment contemplated by this Section 1.12(b) is to measure the amount of Cash and Indebtedness, Net Working Capital and Transaction Expenses, in each case, as of the Measurement Time. The calculations of Cash, Indebtedness, Net Working Capital and Transaction Expenses in the Closing Statement will entirely disregard (i) any and all effects on the Company Group (including the assets and liabilities of the Company Group) as a result of the Transactions or any other transaction entered into by Buyer or its Affiliates and (ii) any of the plans, transactions, fundings, payments or changes that Buyer or its Affiliates initiates or makes or causes to be initiated or made at or after the Closing with respect to the members of the Company Group or their respective businesses or assets. The timeline for Buyer to deliver the Closing Statement shall be extended as appropriate in the case of any undue delay by Seller or its Representatives in providing Buyer, the Company Group and their respective Representatives reasonable access to the books and records, personnel of, and work papers prepared by Seller (subject to the execution of customary work paper access letters, if requested) and relevant historical financial information, in each case, to the extent they relate to the preparation of the Estimated Closing Statement, for each day that Seller delays in providing Buyer, the Company Group and their respective Representatives with such reasonable access.

(c)    For a period of 45 days after delivery of the Closing Statement, Seller and its Representatives shall be permitted reasonable access during normal business hours to review the Company Group’s books and records related to the preparation of the Closing Statement in such a manner as to not interfere with the normal operation of Buyer or the Company Group. Seller and its Representatives may make inquiries of Buyer and the Company Group and their respective Representatives regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Buyer shall use its, and shall cause the Company Group to use its, commercially reasonable efforts to cause any such Representatives to cooperate with and respond to such inquiries. If Seller has any objections to the Closing Statement, Seller shall deliver to Buyer a statement setting forth its objections thereto (the “Objections Statement”), specifying the specific item, nature and amount of any dispute in reasonable detail as to the calculations set forth in the Closing Statement (together with reasonable supporting documentation, illustrative calculations and rationale for any such dispute), including Seller’s alternative calculation of each disputed amount and the basis for such alternative calculation. If the Objections Statement is not delivered to Buyer within 45 days following the date of delivery of the Closing Statement, the Closing Statement shall be final, binding and non-appealable by the Parties. The timeline for Seller to deliver the Objections Statement shall be extended as appropriate in the case of any undue delay by Buyer or the Company Group in providing Seller and its Representatives reasonable access to its books and records, personnel of, and work papers prepared by Buyer or the Company Group (subject to the execution of customary work paper access letters, if requested) and relevant historical financial information, in each case, to the extent they relate to the preparation of the Closing Statement, for each day that Buyer or the Company Group delays in providing Seller and its Representatives with such reasonable access. Any item not specifically objected to prior to the expiration of the time to deliver the Objections Statement shall, subject to the terms of this Section 1.12, be non-appealable by the Parties following such date. If the Objections Statement is properly delivered, Seller and Buyer shall negotiate in good faith to resolve any such objections, but if the Parties do not reach a final resolution within 30 days after the delivery of the Objections Statement, either Seller or Buyer shall have the right to submit all items set forth on the Objections Statement (the “Disputed Items”) to a mutually agreed and nationally recognized independent accounting firm (the “Dispute Resolution Accountant”) for resolution, with such Dispute Resolution Accountant acting as an expert and not an arbitrator; provided that the Dispute Resolution Accountant shall not have been retained by any Party with respect to the Transactions; and provided, further, that in the event that Seller and Buyer cannot mutually agree on a Dispute Resolution Accountant on or before the date that occurs 30 days following the end of the review period, Seller, on the one hand, and Buyer on the other hand, will each select an internationally recognized public accounting firm and both such selected accounting firms will jointly select a third internationally recognized public accounting firm according to the criteria set forth herein which shall be deemed the Dispute Resolution Accountant. Each of Seller and Buyer shall be afforded the opportunity to make one written submission to the Dispute Resolution Accountant and each other setting forth their respective assertions regarding the Disputed Items. Any further submissions to the Dispute Resolution Accountant as agreed or directed by the Dispute Resolution Accountant must be written and delivered to each party to the dispute. Neither Seller nor Buyer will disclose to the Dispute Resolution Accountant, and the Dispute Resolution Accountant will not consider for any purpose, any settlement discussions or settlement offer made by or on behalf of Seller and Buyer, unless otherwise agreed by Seller and Buyer. Except as expressly set forth in this Agreement, neither Seller nor Buyer may have ex parte conversations or meetings with the Dispute Resolution Accountant without the prior consent of the other. The Dispute Resolution Accountant’s determination shall be based solely on the Accounting Principles, the definitions of Cash, Indebtedness, Net Working Capital and Transaction Expenses set forth in this Agreement, the provisions of this Agreement, including this Section 1.12 and the written submissions by Buyer and Seller to the Dispute Resolution Accountant (as provided herein). The Dispute Resolution Accountant may not assign a value to any Disputed Item that is greater than the greatest value for such item claimed by Buyer (in the Closing Statement) or Seller (in the Objections Statement) or less than the smallest value claimed by either such Party. The Parties agree that the Federal Rules of Evidence Rule 408 shall apply to Buyer and Seller during the period of negotiations in respect of the Closing Statement and any subsequent dispute arising therefrom. Seller and Buyer shall use their commercially reasonable efforts to cause the Dispute Resolution Accountant to resolve all disagreements as soon as reasonably practicable. The resolution of the dispute by the Dispute Resolution Accountant shall be final and binding on and non‑appealable by the Parties absent mathematical error promptly corrected by the Dispute Resolution Accountant or manifest error. The costs and expenses of the Dispute Resolution Accountant shall be allocated between Seller, on the one hand, and Buyer, on the other hand, based upon the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. For example, if Seller claims Net Working Capital is $1,000 greater than the amount determined by Buyer, and Buyer contests only $500 of the amount claimed by Seller, and if the Dispute Resolution Accountant ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of arbitration shall be allocated 60% (i.e., 300 ÷ 500) to Buyer and 40% (i.e., 200 ÷ 500) to Seller.

SECTION 1.13.    Adjustment to Estimated Consideration Amount.

(a)    If the Final Consideration Amount is greater than the Estimated Consideration Amount (the amount by which the Final Consideration Amount is greater than the Estimated Consideration Amount, a “Consideration Shortfall”), Buyer shall promptly (but in any event within five Business Days following the final determination of the Final Consideration Amount) pay to Orbit I and Orbit II, in proportion to their Applicable Percentages, by wire transfer to a bank account designated in writing by Seller (such designation to be made at least two Business Days before the Closing Date), immediately available funds in an amount equal to the Consideration Shortfall.

(b)    If the Final Consideration Amount is less than the Estimated Consideration Amount (any amount by which the Final Consideration Amount is less than the Estimated Consideration Amount, a “Consideration Excess”), Seller shall promptly (but in any event within five Business Days following the final determination of the Final Consideration Amount) pay to Buyer, by wire transfer to a bank account designated in writing by Buyer (such designation to be made at least two Business Days before the Closing Date), immediately available funds in an amount equal to the Consideration Excess; provided, in the event Seller does not pay the amount of such Consideration Excess to Buyer within five Business Days following the final determination of the Final Consideration Amount, Buyer shall be entitled to recover the amount of such Consideration Excess from the Buyer Ordinary Shares issued to Orbit I and Orbit II pursuant to Section 1.08 (including any such Ordinary Shares that may be held by Seller), and a number of such Buyer Ordinary Shares that are equal in value to the amount of such Consideration Excess (calculated using the 30-Day Pre-Signing VWAP) shall promptly be returned to the treasury account of Buyer.

(c)    For the avoidance of doubt, if the Final Consideration Amount is equal to the Estimated Consideration Amount, then no Buyer Ordinary Shares shall be issued or returned, and no adjustment to the Estimated Consideration Amount shall occur, pursuant to this Section 1.13.

SECTION 1.14.    Adjustments. If between the date of this Agreement and the date on which any Buyer Ordinary Shares are issued pursuant to this Agreement, any change in the outstanding Buyer Ordinary Shares, or securities exchangeable into or exercisable for ordinary shares of Buyer, shall occur as a result of any stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into Buyer Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Buyer Ordinary Shares to be issued as Closing Consideration, and any other number or amount contained herein which is based upon the price or the number or fraction of Buyer Ordinary Shares, shall be appropriately adjusted to provide the same economic effect contemplated by this Agreement prior to such stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into Buyer Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change. Upon the occurrence of each adjustment or readjustment pursuant to this Section 1.14, Buyer hereby covenants and agrees to, at its expense, promptly compute such adjustment or readjustment in good faith in accordance with the terms of this Agreement and furnish to Seller a certificate setting forth in reasonable detail the event requiring the adjustment and the amount of such adjustment.

SECTION 1.15.    Fractional Shares. No fractional Buyer Ordinary Shares shall be issued pursuant to this Agreement, including in connection with the Buyer Ordinary Shares to be issued as Closing Consideration pursuant to Section 1.08. In lieu of any fractional shares that would otherwise be issuable in any issuance of Buyer Ordinary Shares pursuant to this Agreement, Buyer shall round up to the nearest whole number the number of Buyer Ordinary Shares to be issued after aggregating all Buyer Ordinary Shares to be issued in such issuance.

SECTION 1.16.    Registrable Securities. All Buyer Ordinary Shares delivered to Orbit I, Orbit II and Seller pursuant to this Agreement shall be “Registrable Securities” (as defined in and pursuant to the terms of the Shareholder Agreement) and subject to the restrictions and entitled to the rights set forth in this Agreement and in the Shareholder Agreement with respect to such Buyer Ordinary Shares.

SECTION 1.17.    Reserved Shares. Buyer hereby covenants and agrees that it will reserve from its authorized and unissued capital stock a sufficient number of Buyer Ordinary Shares to provide for the issuance in full of all Buyer Ordinary Shares that may be issued pursuant to this Agreement.

ARTICLE II

Representations and Warranties of Seller

Except as set forth in the confidential disclosure letter delivered by Seller to Buyer concurrently with or prior to the execution of this Agreement (the “Seller Disclosure Letter”), subject to Section 8.01, Seller hereby represents and warrants to Buyer as follows:

SECTION 2.01.    Organization; Good Standing.

(a)    Seller is an exempted limited partnership duly formed and registered, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the lack of such power or authority would not, or would not reasonably be expected to, prevent, materially impair or materially delay the performance by Seller of its obligations under this Agreement or the consummation of the Transactions.

(b)    Orbit I is a private company limited by shares and registered, validly existing and in good standing under the Laws of England and Wales and has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the lack of such power or authority would not, or would not reasonably be expected to, prevent, materially impair or materially delay the performance by Orbit I of its obligations under this Agreement or the consummation of the Transactions.

(c)    Orbit II is a private company limited by shares and registered, validly existing and in good standing under the Laws of England and Wales and has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the lack of such power or authority would not, or would not reasonably be expected to, prevent, materially impair or materially delay the performance by Orbit II of its obligations under this Agreement or the consummation of the Transactions.

(d)    Each member of the Company Group is duly formed and registered, validly existing and in good standing (to the extent good standing is a legal principle for such entity in the applicable jurisdiction) under the Laws of its jurisdiction of incorporation or formation, as applicable, and has all requisite corporate or other legal power and authority to own, lease and operate its properties and assets and carry on its businesses as currently owned and carried on, except where the failure to have such power or authority would not have a Company Material Adverse Effect. Each member of the Company Group is duly qualified or licensed to do business in every jurisdiction in which its ownership or leasing of property or the conduct of the business of the Company Group as now conducted requires such qualification or license, except where the failure to be so qualified or licensed would not have a Company Material Adverse Effect.

SECTION 2.02.    Capitalization.

(a)    As of the date of this Agreement, the issued and outstanding share capital of Cayman Target Company consists of one ordinary share, par value $1.00 per share (the “Cayman Target Company Shares”). All issued and outstanding Cayman Target Company Shares are owned of record by Orbit II.

(b)    As of the date of this Agreement, the issued and outstanding capital stock of US Target Company consists of 306,488,460 shares of common stock, par value $0.01 per share (the “US Target Company Common Stock”). All issued and outstanding shares of US Target Company Common Stock are owned of record by Orbit I.

(c)    Section 2.02(c) of the Seller Disclosure Letter sets forth a list as of the date of this Agreement of each Subsidiary of Cayman Target Company and US Target Company showing: (i) each such Subsidiary’s legal name and jurisdiction of incorporation, formation or existence and (ii) each such Subsidiary’s issued and outstanding (and, where applicable, authorized) share capital or other ownership interests (together with the holders thereof) of such Subsidiary, as applicable. All of the issued and outstanding shares in the share capital and other ownership interests of each member of the Company Group have been duly authorized, are validly issued, fully paid, nonassessable and free and clear of all Liens, other than Permitted Liens, and were not offered, issued or granted in violation of any preemptive right, subscription right, right of first refusal or other similar right.

(d)    There is no (i) outstanding security held by any Person which is convertible or exchangeable into any Equity Interest or phantom Equity Interests of any member of the Company Group, (ii) outstanding subscription, option, warrant, scrip, purchase right, call, put, pledge, right of first offer or refusal or preemptive right relating to, or obligating any member of the Company Group to issue, sell, redeem, purchase or transfer, any Equity Interest or phantom Equity Interests of any member of the Company Group, or (iii) voting trust, stockholder agreement, proxy or other agreement or understanding in effect with respect to the voting or transfer of any of the Equity Interests or phantom Equity Interests of any member of the Company Group. There are no existing registration rights with respect to registration under the Securities Act of any Equity Interests of any members of the Company Group.

(e)    No Person is entitled to receive any payment or property in connection with the Transactions with respect to any of the Equity Interests of the Target Companies held by it that is different from or additional to the amounts provided for in this Agreement.

SECTION 2.03.    Authority; Enforceability. The execution, delivery and performance by Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group of, as applicable, this Agreement, the Shareholder Agreement, the Cayman Plan of Merger and the Divestiture Agreement, and the consummation of the Transactions and the Divestiture have been or will be, as applicable, duly and validly authorized and approved by all requisite corporate or other legal action and no other action or proceedings on the part of, as applicable, Seller, General Partner, Orbit I, Orbit II, Cayman Target Company, US Target Company or the applicable members of the Company Group are necessary to authorize the execution, delivery and performance of, as applicable, this Agreement, the Shareholder Agreement, the Cayman Plan of Merger and the Divestiture Agreement or the consummation of the Transactions and the Divestiture on behalf of, as applicable, Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group. This Agreement, the Shareholder Agreement, the Cayman Plan of Merger and the Divestiture Agreement have been or will be duly and validly executed and delivered by, as applicable, General Partner (on behalf of Seller), Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group, and, assuming the due authorization, execution and delivery of, as applicable, this Agreement, the Shareholder Agreement, the Cayman Plan of Merger and the Divestiture Agreement by each of Buyer, Cayman Merger Sub and US Merger Sub, each, as applicable, constitute a legal, valid and binding obligation of, as applicable, Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group, enforceable against Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at law or in equity) (collectively, the “Enforceability Exceptions”). The board of directors of Cayman Target Company has approved this Agreement, the Cayman Plan of Merger and the Transactions in accordance with Section 233(3) of the CICA. Orbit II, as the sole shareholder of Cayman Target Company, has authorized this Agreement, the Cayman Plan of Merger and the Transactions by special resolution passed as a written consent in accordance with Section 233(6) of the CICA and the memorandum and articles of association of Cayman Target Company. No other authorization of Cayman Target Company is required to approve this Agreement, the Cayman Plan of Merger and the Transactions pursuant to Section 233(6)(b) of the CICA. Cayman Target Company has no secured creditors, nor are there any fixed or floating security interests of Cayman Target Company that are outstanding as at the date of this Agreement. The board of directors of US Target Company has approved and authorized this Agreement and the Transactions in accordance with Section 251 of the DGCL and organizational documents of US Target Company.

SECTION 2.04.    Conflicts; Consents of Third Parties.

(a)    Assuming that all consents, waivers, approvals and authorizations, declarations, filings, and notifications contemplated in Section 2.04(b) have been obtained or made, none of the execution and delivery by Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group of, as applicable, this Agreement, the Shareholder Agreement, Cayman Plan of Merger and the Divestiture Agreement, the consummation by Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group of, as applicable, the Transactions and the Divestiture, or compliance by Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company with any of the provisions hereof will result in any violation of or default (with or without notice or lapse of time, or both) under, conflict with, breach or give rise to a right of termination, acceleration, cancellation or loss of any benefit or the creation of any Lien under any provision of (i) the certificate of incorporation, articles of association or bylaws or comparable organizational documents of any member of the Company Group, in each case as may be relevant in the jurisdiction in which such member has established its legal existence, (ii) any Contract or Permit to which the Company Group is a party or by which any of the properties or assets of the Company Group is bound, (iii) any Judgment applicable to the Company Group or by which any of the properties or assets of the Company Group is bound, or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such items that would not have a Company Material Adverse Effect.

(b)    No consent, waiver, approval or authorization of, or declaration, application, registration or filing with, or notification to, any Governmental Authority is required on the part of the Company Group in connection with the execution and delivery by Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group of, as applicable, this Agreement, the Shareholder Agreement, the Cayman Plan of Merger and the Divestiture Agreement, or the consummation by Seller, Orbit I, Orbit II, Cayman Target Company, US Target Company and the applicable members of the Company Group of, as applicable, the Transactions and the Divestiture, except for: (i) compliance with the requirements of any applicable Antitrust Laws or Investment Screening Laws, (ii) filings made to any Governmental Authority in the ordinary course of business (including (A) any requirements under the FCA Handbook for Seller or any member of the Company Group to notify the FCA of a change in control of any Company Group resulting from this Agreement and (B) any requirement for any Section 111 Notice-Giver to notify the GFSC under section 111 of the FSA of a change in control of any GFSC Regulated Firm resulting from this Agreement), (iii) the consents, waivers, approvals, authorizations, declarations, applications, registrations, filings or notifications required to be obtained or made under any applicable Money Transmitter Requirements with respect to the Money Transmitter Licenses of any member of the Buyer Group (the “Money Transmitter Requirement Approvals”), (iv) the consents, waivers, approvals, authorizations, declarations, applications, registrations, filings or notifications required to be obtained or made as set forth on Section 2.04(b) of the Seller Disclosure Letter, (v) the filing of the US Certificate of Merger as provided in Section 1.05 with the Delaware Secretary of State pursuant to the DGCL, (vi) the filing of the Cayman Plan of Merger as provided in Section 1.05 and any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to Section 233 of the CICA to effect the Cayman Merger, (vii) the BaFin Approvals, (viii) the GFSC Approval and (ix) such consents, waivers, approvals, authorizations, declarations, applications, registrations, filings or notifications that, if not obtained, made or given, would not be material to the business, properties or assets of the Company Group, taken as a whole.

SECTION 2.05.    Financial Statements.

(a)    Seller has made available to Buyer copies of the following financial statements: (i) the audited consolidated balance sheet and statements of income, comprehensive income (loss) and changes in stockholders’ equity and cash flows (including any related notes and schedules thereto and the signed opinion of its independent auditor) as of and for the fiscal year ended December 31, 2025, of the Company Group on a consolidated basis (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet (“Balance Sheet”)as of March 31, 2026 (the “Company Balance Sheet Date”), and the related unaudited consolidated statements of result of operations and cash flows for the three-month period then ended, in each case of the Company Group on a consolidated basis (clauses (i) and (ii), together, the “Financial Statements”). Except as set forth in Section 2.05 of the Seller Disclosure Letter, the Financial Statements: (A) have been prepared in accordance with IFRS and all applicable provisions of the Companies Act, (B) have been prepared from, and are in accordance with, in all material respects, the books and records of the Company Group and (C) present fairly, in all material respects, the financial position, results of operations and cash flows of the Company Group as of the dates and for the periods indicated therein, except, in each case, as may be indicated in the notes thereto or, in the case of the Financial Statements referred to in the foregoing clause (ii), except for the absence of footnotes and normal year-end adjustments (none of which would be material, individually or in the aggregate).

(b)    The Company Group has a system of internal controls over financial reporting that is sufficient to comply in all material respects with all legal and accounting requirements applicable to the business of the Company Group and provide reasonable assurance (i) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of any material assets of the Company Group, (ii) that all transactions are executed in accordance with management’s general or specific authorizations and (iii) that all transactions are recorded as necessary to permit preparation of financial statements in accordance with the IFRS, the Accounting Principles and any other applicable Laws and to maintain proper accountability for assets.

(c)    No member of the Company Group is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among any member of the Company Group, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company Group in the Financial Statements.

(d)    Set forth on Section 2.05(d) of the Seller Disclosure Letter is a true, correct and complete list of all outstanding Indebtedness of the Company Group for borrowed money with a principal amount outstanding in excess of $1,000,000. The members of the Company Group have not extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any of its directors or executive officers (or equivalent thereof).

SECTION 2.06.    Accounts Receivable; Accounts Payable.

(a)    All accounts receivable reflected on the Financial Statements, arising after the Company Balance Sheet Date or due to the Company Group as of the Closing Date (collectively, the “Accounts Receivable”) are valid and genuine and have arisen from sales actually made or services actually performed by the Company Group in the ordinary course of business, and are not subject to defenses, set-offs or counterclaims. The allowance for doubtful accounts on the Financial Statements, if any, has been determined in accordance with IFRS in the ordinary course of business in all material respects. No agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made by the Company Group with respect to any material Accounts Receivable. The Company Group has not failed to timely reflect the receipt of Accounts Receivables on any Financial Statements (with a corresponding adjustment for cash) in any material respect and there is no pending contest or dispute with respect to the amount or validity of any amount of any material Account Receivable. No Account Receivable has been assigned or pledged to any other Person.

(b)    All accounts payable and accrued expenses reflected on the Financial Statements, arising after the Company Balance Sheet Date or due from the Company Group as of the date of this Agreement (collectively, the “Accounts Payable”) are valid and genuine and have arisen from purchases actually made or services actually received by the Company Group in the ordinary course of business, and the payment or accrual thereof has been executed in the ordinary course of business.

SECTION 2.07.    No Undisclosed Liabilities. No member of the Company Group has any Liabilities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with IFRS, other than (a) Liabilities set forth in Section 2.07 of the Seller Disclosure Letter, (b) Liabilities incurred in the ordinary course of business after the Company Balance Sheet Date, (c) Liabilities reflected, accrued or reserved against in the Financial Statements or disclosed in the notes thereto, (d) Liabilities incurred in connection with the transactions contemplated by this Agreement in accordance with its terms or that are explicitly permitted or contemplated by this Agreement, (e) Liabilities that arise under an executory portion of a Contract (excluding Liabilities for breach, non-performance or default) in the ordinary course of business, or (f) any other Liabilities that would not be material to the business, properties or assets of the Company Group, taken as a whole.

SECTION 2.08.    Absence of Certain Developments.

(a)    Except as otherwise contemplated by this Agreement or undertaken in connection with the preparation for, the negotiation of or the implementation of the Transactions, during the period between the Company Balance Sheet Date and the date of this Agreement, the members of the Company Group have conducted their respective businesses in all material respects in the ordinary course of business.

(b)    Since the Company Balance Sheet Date to the date of this Agreement, there has been no Company Material Adverse Effect.

(c)    Since the Company Balance Sheet Date, none of the members of the Company Group have taken any of the actions that, if taken during the Pre-Closing Period, would require Buyer’s consent as set forth in Section 4.01.

SECTION 2.09.    Taxes.

(a)    Each member of the Company Group has timely filed (taking into account extensions) all income and all other material Tax Returns, given all material notices and supplemented all other material information required to be supplied to all applicable Governmental Authorities that it was required by applicable Law to file, and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes that are due and owing have been paid (whether or not shown on any Tax Return). Each member of the Company Group has maintained all records required by applicable Law to be maintained for Tax purposes and maintains in their possession and control complete and accurate records, invoices, elections, statements and other information in relation to Tax that meet all legal requirements and enable the Tax liabilities of each member of the Company Group to be calculated accurately in all material respects.

(b)    All material contributions and sums payable to a Governmental Authority pursuant to any “Pay As You Earn” system or any similar system for withholding on payments to employees, and any amounts of a corresponding nature (including any national insurance, social security, social fund or similar contributions) payable to any Governmental Authority have, in all material respects, been duly and timely collected, deducted or withheld and the Company Group has timely paid to the applicable Governmental Authority all such collected, deducted or withheld amounts in all material respects in accordance with applicable Law and have complied in all material respects with all information reporting obligations in respect of such amounts.

(c)    No audit, examination, claim, assessment, deficiency, non-routine visit or other Action initiated by a Governmental Authority is pending, has been threatened in writing or, to the Knowledge of Seller, has been threatened orally, with regard to any material Taxes of the Company Group and, to the Knowledge of Seller, there are no facts which might cause such an audit, examination, claim, assessment, deficiency, non-routine visit or other Action to be instituted. All material deficiencies asserted or assessments made as a result of any past examinations by any Governmental Authority of the Tax Returns of the Company Group have been fully paid or otherwise resolved with no further amounts owing or payable.

(d)    No transaction in respect of which any consent, ruling, confirmation or clearance for Tax purposes (each a “Ruling”) was required from any Governmental Authority has been entered into or carried out by any member of the Company Group without such Ruling having first been properly obtained and all material information supplied to any Governmental Authority in connection with any such Ruling fully and accurately disclosed all material facts and circumstances material to the giving of such Ruling. Any transaction for which such Ruling was obtained has been carried out only in accordance with the terms of such Ruling and the application on which the Ruling was based and at a time when such Ruling was valid and effective.

(e)    No extension of time or waiver of any statute of limitations applicable to a Governmental Authority’s ability to assert a material Tax assessment or deficiency is in effect with respect to the Company Group other than any such extension or waiver granted or consented to in the ordinary course of business.

(f)    No member of the Company Group is a party to or bound by any “closing agreement” described in Section 7121 of the Code (or any corresponding provision of Law) or other written agreement with a Governmental Authority regarding Taxes or Tax matters.

(g)    No member of the Company Group (i) has any liability for any Taxes of any Person (other than any member of the Company Group) under Treasury Regulations Section 1.1502-6, (ii) has elected to be a member of any group filing a consolidated, affiliated, unitary or similar group Tax Returns (including consolidated United States federal income Tax Returns or for the avoidance of doubt, for the purposes of VAT), other than any such group the common parent of which was a member of the Company Group or any such group consisting wholly of members of the Company Group or (iii) is party to any Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than any such agreement solely among the members of the Company Group in each case, excluding customary tax indemnities included in leasing or loan agreements and commercial agreements entered into in the ordinary course of business).

(h)    Within the last two years, no member of the Company Group has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(i)    There are no Liens as a result of any unpaid Taxes upon any of the assets of the Company Group, other than Permitted Liens.

(j)    No member of the Company Group has participated in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b).

(k)    For United States Tax purposes, no member of the Company Group will be required to include any item of material income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Pre-Closing Tax Period, (ii) use of an improper method of accounting for a Pre-Closing Tax Period; (iii) deferred inter-company gain or excess loss account under Treasury Regulations under Section 1502 of the Code (or similar provision of United States state or local Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date other than in the ordinary course of business; (vi) inclusions of income under Sections 951 or 951A of Code; or (vii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company Group from any Pre-Closing Tax Period to any period (or portion thereof) ending after the Closing Date.

(l)    No member of the Company Group has initiated, commenced, resolved or settled any voluntary disclosure proceeding relating to Taxes.

(m)    To the Knowledge of Seller, as of the date of this Agreement, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent either of the Mergers from qualifying for the Intended Tax Treatment. For purposes of the foregoing, the following asset categories (as labeled on the Financial Statements) shall not be included for purposes of determining the value of Buyer for purposes of Treasury Regulations Section 1.367(a)-3(c)(3)(iii): “Digital assets held - intangible assets,” “Digital assets held - financial assets,” “Investments in financial assets” and “Cash and cash equivalents.”

(n)    Each member of the Company Group is and has at all times been resident in its country of incorporation for Tax purposes and is not and has not at any time been treated as resident in any other country for any Tax purpose (including any double Taxation arrangement). No member of the Company Group is subject to Tax in any country other than its place of incorporation by virtue of having a permanent establishment or other place of business or taxable presence therein.

(o)    All transactions or arrangements entered into by any member of the Company Group have been and are on fully arm’s length terms in all material respects.

(p)    All documents necessary in proving the title of any United Kingdom entities in the Company Group to any asset which it owns have, to the extent required by applicable Law, been duly stamped.

(q)    No entity in the Company Group has been a party to, or has otherwise been involved in, any transaction, scheme or arrangement designed wholly or mainly or containing steps or stages having no commercial purpose and designed wholly or mainly for the purpose of avoiding Tax.

(r)    Neither the Cayman Target Company nor the US Target Company is an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(s)    In connection with the Transactions, neither of the Target Companies derive, directly or indirectly, more than 40% of their value from assets located in India as of the specified date under Section 9(1)(i)of the (Indian) Income Tax Act, 1961 and any successor or comparable provisions under the (Indian) Income Tax Act, 2025 as amended, re-enacted or replaced and any rules, circulars or notifications issued thereunder.

SECTION 2.10.    Real and Tangible Property and Assets.

(a)    The Company Group does not own any real property.

(b)    Section 2.10(b) of the Seller Disclosure Letter sets forth a complete and accurate list of all leases or subleases pursuant to which rent payments in excess of $100,000 are required to be made on an annual basis and under which any member of the Company Group is the lessee or under which has the right to use or occupy (each, a “Company Lease” and collectively, the “Company Leases”) for the Leased Real Property. True, correct and complete copies of the Company Leases, subleases, or any other material agreement (including all amendments, extensions, renewals, modifications, estoppel certificates, consents, subordination, guarantees, non-disturbance and attornment agreements related thereto) pertaining to any of the Leased Real Property have been made available to Buyer. The applicable member of the Company Group holds a good and valid leasehold interest in the Leased Real Property free and clear of all Liens except for Permitted Liens. The Company Group, to the Knowledge of Seller, has performed in all material respects all material obligations required to be performed by it under each such Company Lease and no member of the Company Group nor, to the Knowledge of Seller, any other party thereto, is in, or, during the one-year period prior to the date of this Agreement, has received written notice of any, violation of or default under (including any condition that with the passage of time or the giving of notice would cause such a violation or default under) any Company Lease. Each Company Lease is a valid and binding agreement of the applicable member of the Company Group, enforceable against the applicable member of the Company Group in accordance with its terms and, to the Knowledge of Seller, the other parties thereto and is in full force and effect. The Leased Real Property constitutes all of the real property currently used or occupied by the Company Group in connection with the business.

(c)    To the Knowledge of Seller, the continued use, occupancy and operation of the Leased Real Property as currently used, occupied and operated, does not constitute a nonconforming use under any applicable Law. No portion of any Leased Real Property is subject to any pending condemnation, eminent domain, or similar proceeding and, to the Knowledge of Seller, there is no threatened condemnation or similar proceeding with respect thereto.

(d)    To the Knowledge of Seller, all such Leased Real Property and any buildings, fixtures, equipment and improvements thereon have no material defects are in good operating condition and repair and have been reasonably maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present and intended uses and, in the case of buildings (including roofs thereon), are structurally sound and supplied with utilities (including gas, electricity, water, drainage, sanitary sewer, storm sewer, fire protection and information and telecommunications) and other services necessary for the operation of such buildings.

(e)    The Company Group owns good and valid title to, or holds pursuant to valid and enforceable leases, all of the material tangible properties, assets, rights and facilities that are material to the conduct of the business of the Company Group, free and clear of all Liens, except for Permitted Liens. The properties, assets, rights and facilities of the Company Group constitute all of the properties, assets, rights and facilities, tangible and intangible, sufficient or otherwise required to operate in all material respects the business of the Company Group as currently conducted. All properties, assets, rights and facilities of the Company Group are in all material respects in good operating condition and repair for the purposes for which they are used (in each case subject to normal wear and tear).

SECTION 2.11.    Intellectual Property and Data Privacy.

(a)    Section 2.11(a) of the Seller Disclosure Letter sets forth a complete and accurate list of all (i) Company Registered Intellectual Property, indicating for each (as applicable), the (A) owner and, in the case of patents, inventor, (B) application, registration, patent or other identifying number under which such right is identified, (C) application, registration and issue date, and (D) jurisdiction and (ii) material unregistered Owned Intellectual Property. The Company Group has timely satisfied all deadlines for prosecuting and maintaining all Company Registered Intellectual Property with the relevant Governmental Authority. All assignments of Company Registered Intellectual Property to any member of the Company Group have been properly executed and recorded with the relevant Governmental Authorities and domain name registrars. The Owned Intellectual Property is valid, subsisting and, to the Knowledge of Seller, enforceable.

(b)    The Company Intellectual Property constitutes all Intellectual Property necessary for the conduct of the business of the Company Group in substantially the same manner as conducted immediately prior to the Closing. The applicable member of the Company Group is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property and one or more applicable members of the Company Group has a valid and sufficient right to use all other Company Intellectual Property used or held for use in the conduct of the Company Group's business as currently conducted, in each case free and clear of all Liens (excluding Permitted Liens). Immediately following the Closing, the Buyer will own or have the right to use the Company Intellectual Property to a substantially similar extent and on substantially similar terms as the Company Group owned or had the right to use such Company Intellectual Property immediately prior to the Closing. Neither this Agreement nor any of the Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Owned Intellectual Property, (ii) restriction or impairment of any right of the Company Group to transfer, alienate, enforce or license any Owned Intellectual Property as such right exists as of the date of this Agreement, or (iii) by the terms of any Contract, a reduction of any royalties or other payments exceeding $100,000 in the aggregate that any member of the Company Group would otherwise have been entitled to receive with respect to any Company Intellectual Property.

(c)    In the past six years, no Action has been initiated, threatened in writing or, to the Knowledge of Seller, threatened orally, by any Person alleging that the Owned Intellectual Property or operation of the business of the Company Group infringes, misappropriates, or otherwise violates, the Intellectual Property of a third party or contesting the validity, enforceability, use, or ownership of any Owned Intellectual Property, and to the Knowledge of Seller, there is no reasonable basis for such a claim. Neither the Owned Intellectual Property, its use, or the operation of the business of the Company Group infringes, misappropriates, or otherwise violates, nor, in the past six years, has infringed, misappropriated, or otherwise violated, the Intellectual Property of any third party. In the past six years, no member of the Company Group has received any written notice regarding any of the foregoing (including any demand or request from a third party that the Company Group licenses any Intellectual Property). In the past six years, no Action has been initiated, threatened in writing or, to the Knowledge of Seller, threatened orally, by any member of the Company Group against any third party involving an infringement, misappropriation, or other violation by such third party of any Owned Intellectual Property. To the Knowledge of Seller, in the past six years, no third party is engaging in any activity (including whether after notice or lapse of time or both) that has infringed, misappropriated, or otherwise violated any Owned Intellectual Property.

(d)    Each member of the Company Group has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets pertaining to the business of the Company Group, including any confidential information owned by any Person to whom a member of the Company Group has a confidentiality obligation. All Persons who have had access to Trade Secrets pertaining to the business of the Company Group or who have independently or jointly participated in or contributed to the conception, reduction to practice, creation or development of any material Owned Intellectual Property for or on behalf of the Company Group (each, a “Contributor”) have entered into a valid written agreement with a member of the Company Group that contains obligations of (i) assigning to the appropriate member of the Company Group such Contributor’s ownership of all such material Owned Intellectual Property developed by such Contributor within the scope of such Contributor’s duties to the Company Group, and (ii) prohibiting such Contributor from using or disclosing Trade Secrets pertaining to the business of the Company Group except as permitted in writing by the Company Group. No Contributor owns or claims any rights, licenses, claims or interest with respect to any material Owned Intellectual Property developed by such Contributor for the Company Group.

(e)    To the Knowledge of Seller, (i) no Company Software contains any “viruses,” “worms,” “trojan horses,” or malicious code (collectively, “Computer Viruses”) and (ii) no Company Software (excluding Company Software in development) contains any “bugs,” “faults,” other devices, errors or contaminants, in each case, that is designed or intended to (A) materially disrupt or materially adversely affect in an unauthorized manner the functionality of any information technology system, network or device; or (B) that is designed or intended to (i) materially disrupt or adversely affect in an unauthorized manner the functionality of any information technology system, network or device; or (ii) enable or assist any Person to gain unauthorized access to any information technology system, network or device. No member of the Company Group has licensed, disclosed, or otherwise made available, and does not have any obligation (with or without the passage of time or giving of notice) to license, disclose, or otherwise make available, to any Person (including any escrow agents or customers) any source code of the Company Software owned or purported to be owned by the Company Group, other than to a consultant, independent contractor or Company Employee subject to a binding written agreement pursuant to which such Person is bound to maintain and protect the confidentiality of such source code. Subject to the foregoing sentence, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any Company Software to any other Person (other than Buyer), including the execution, delivery or performance of this Agreement or the Transactions.

(f)    Section 2.11(f) of the Seller Disclosure Letter lists: (i) each item of Open Source Software that is contained in, distributed with, linked with the current version any Company Software or from which any part of the current version of any Company Software is derived, (ii) the name of or a link to (or other locator for) the applicable license for each such item of Open Source Software and (iii) whether such Open Source Software has been distributed or modified by or on behalf of a member of the Company Group. The Company Group has at all times been in compliance with each license for Open Source Software used in the operation of their respective businesses. None of the Software owned or purported to be owned by the Company Group that is distributed or made available to others by the Company Group is subject to any Open Source Software license in a manner that: (i) requires any public distribution in source code form of any such Software, (ii) allows for the creation of derivative works or other modifications of such Software, or (iii) imposes any present economic limitations on the Company Group’s commercial exploitation thereof.

(g)    A member of the Company Group owns or has a valid right to access and use all Computer Systems and the Buyer will own or have a substantially similar right to access and use such Computer Systems after the Transactions. The Computer Systems (i) are in good working condition and sufficient in all material respects for the businesses of the Company Group as conducted as of the date of this Agreement and since January 1, 2024 and (ii) to the Knowledge of Seller, do not contain any Computer Viruses that could (A) materially disrupt or adversely affect the functionality of any Computer Systems, or (B) enable or assist any third party to gain unauthorized access to any Computer Systems. Since January 1, 2024, no member of the Company Group has experienced any material failures, breakdowns, continued substandard performance, or other adverse events affecting any such Computer Systems that have caused any material disruption of, or material interruption in or to, the use of such Computer Systems. The Company Group maintains and since January 1, 2024 has maintained physical, technical and administrative security measures sufficient in all material respects to protect the Computer Systems designed to prevent, unauthorized intrusions, security breaches, and other losses or impairments of data and information, to minimize the effect of Computer Viruses, and to provide for the back-up and recovery of the data and information stored or processed using Computer Systems without material disruption or interruption to the conduct of the business of the Company Group.

(h)    The Company Group’s use of Generative AI Tools provided by third party developers is in material compliance with each developer’s applicable license terms. The Company Group does not include any trade secrets or confidential or proprietary information of any member of the Company Group or of any third Person under an obligation of confidentiality by a member of the Company Group in any prompts or inputs into any Generative AI Tools, except in cases where such Generative AI Tools do not use such information, prompts or services to train the developer’s machine learning or algorithm of such tools or improve the developer’s services related to such tools.

(i)    The Company Group is, and since January 1, 2024 has been, in compliance in all material respects with all Data Privacy and Security Requirements. Since January 1, 2024, the Company Group has not suffered a material security breach, security incident or other material security event with respect to its Computer Systems or the data stored therein or processed thereby that required notice to be sent to affected individuals under applicable Law or which has resulted in any material Liability to the Company Group, taken as a whole.

(j)    No written notices have been received, no written claim, proceeding or other Action has been asserted, and no audit or investigation has been conducted, by any Person since January 1, 2024, and none of the foregoing are currently pending, threatened in writing or, to the Knowledge of Seller, threatened orally, against the Company Group alleging any violation of any Data Privacy and Security Requirements or otherwise relating to the processing, collection, storage, use dissemination or other disposition of any Personal Information or other sensitive information by any Person in connection with any of the business of the Company Group, and there is no reasonable basis for any of the foregoing.

(k)    The Company Group maintains and since January 1, 2024 has maintained physical, technical, and administrative security measures and policies designed to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company Group from and against unlawful, accidental or unauthorized access, destruction, loss, use, modification, disclosure, or other processing.

(l)    The transfer and use of Personal Information in connection with the Transactions and the execution, delivery and performance of this Agreement and the Transactions is not prohibited by any of the Company Group’s privacy notices and policies or applicable Data Privacy and Security Requirements.

SECTION 2.12.    Material Contracts.

(a)    Section 2.12(a) of the Seller Disclosure Letter sets forth a complete and accurate list of the following Contracts (and excluding, for purposes of listing only, purchase orders thereunder entered into in the ordinary course of business) that are not Company Benefit Plans (each, a “Material Contract” and, collectively, the “Material Contracts”) to which any member of the Company Group is a party or by which any of them is bound, as of the date of this Agreement:

(i)      each Contract not of a type listed below in sub-clauses (ii) through (xviii), pursuant to which the Company Group has paid or received payments in excess of $3,000,000 in the fiscal year ended December 31, 2025;

(ii)      each Contract with a Material Customer or a Material Supplier;

(iii)     each Contract with a Governmental Authority pursuant to which the Company Group pays or receives payments in excess of $50,000 on an annual basis;

(iv)    each Contract relating to the incurrence or guarantee of any Indebtedness for borrowed money, or any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or support agreement entered into in connection therewith to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any of the assets of the Company Group (other than Permitted Liens), in each case, involving amounts in excess of $3,000,000 in the aggregate;

(v)    each joint venture, partnership agreement, shareholder agreement or similar Contract with any third parties relating to the formation, creation, operation, management or control of any entity that is material to the business, properties or assets of the Company Group, taken as a whole;

(vi)    each Contract (or form thereof) relating to or providing for the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any capital stock or other equity-based incentive compensation, bonuses, stock, options, stock purchases, profit sharing or similar interests;

(vii)    each Contract that (A) expressly limits in any material respect the freedom of the Company Group (or, following the Closing, Buyer or any of its Affiliates) to engage in or compete in any line of business or geographic region, including any exclusivity arrangements with third Persons (in each case, other than (1) confidentiality agreements entered into in the ordinary course of business, (2) “field” or “territory” limitations included in the grant of inbound licenses to Intellectual Property, and (3) covenants not to assert, sue or challenge), (B) contains a “most-favored-nation” clause or similar term pursuant to which the Company Group provided material preferential pricing or treatment to any other Person or (C) contains minimum purchase commitments or conditions involving minimum payments to the applicable counterparty in excess of $3,000,000 on an annual basis;

(viii)    each Company Lease;

(ix)     each Contract under which a Person (other than any other member of the Company Group) is advanced or loaned any amount;

(x)      each Related Party Contract;

(xi)    each Contract entered into since January 1, 2024 for the acquisition of any Person or any business unit thereof or the disposition of any assets, properties, Equity Interests or material business of the Company Group (other than dispositions of inventory in the ordinary course of business), in each case, involving payments in excess of $3,000,000;

(xii)    each Contract pursuant to which (A) any member of the Company Group grants to a third Person a license to any Owned Intellectual Property (other than non-exclusive licenses granted to third parties in the ordinary course of business), or (B) a third Person grants to any member of the Company Group a license to use or distribute any material Intellectual Property (other than licenses for (1) Off-the-Shelf Software,(2) Open Source Software, and (3) licenses granted in standard agreements entered into in the ordinary course of business); or (C) any member of the Company Group is limited in its ability to use, exploit, assert, or enforce any Owned Intellectual Property;

(xiii)    each settlement, conciliation or other Contract involving the resolution or settlement of any actual or threatened Action (A) pursuant to which the Company Group has any unsatisfied monetary obligations of more than $3,000,000 in the aggregate or (B) that imposes any material non-monetary restrictions on the Company Group (excluding confidentiality obligations), in each case, after the date of this Agreement;

(xiv)    each Contract that grants any exclusive rights, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company Group;

(xv)      any Contract the primary purpose of which is indemnification of any other Person;

(xvi)     each Contract requiring capital expenditures to be made by the Company Group after the date of this Agreement in an annual amount greater than $3,000,000;

(xvii)    each hedging, swap, forward, future, interest rate, commodity or currency exchange Contract or similar hedging or derivative instrument; and

(xviii)    each Contract not otherwise listed or required to be listed on Section 2.12(a) of the Seller Disclosure Letter that, if terminated and not replaced, or if such Contract expired without being renewed or replaced, would have a Company Material Adverse Effect.

(b)    (i) No member of the Company Group is in breach of or default under any Material Contract, (ii) to the Knowledge of Seller, no other party to such Contract is in breach of or default under, any Material Contract, (iii) no member of the Company Group has received any written notice of any default or event that with or without notice or the lapse of time, or both, would constitute a default by the Company Group under any Material Contract, and (iv) as of the date of this Agreement, no member of the Company Group has received any written notice of the intention of any other Person to cancel, terminate or amend the terms of any such Material Contract, in each case, except as would not have a Company Material Adverse Effect. Each Material Contract is valid and binding on the Company Group or its applicable Subsidiary that is party thereto, and to the Knowledge of Seller, each other party thereto (in each case, subject to the Enforceability Exceptions), and is in full force and effect, except as would not be material to the business, properties or assets of the Company Group, taken as a whole. Each Material Contract was duly authorized, executed and delivered by or on behalf of the applicable member of the Company Group and, to the Knowledge of Seller, the applicable counterparty thereto. True, correct and complete copies of each Material Contract, including any amendments, schedules or exhibits thereto, have been made available to Buyer.

SECTION 2.13.    Material Customers and Material Suppliers.

(a)    Section 2.13(a) of the Seller Disclosure Letter sets forth a list of names of the Company Group’s top ten customers, based on amounts paid to the Company Group by such customers during the 12-month period ending December 31, 2025 (each a “Material Customer”). As of the date of this Agreement, no material dispute exists with any Material Customer and, to the Seller’s Knowledge, (i) no Material Customer intends to cease doing business with the Company Group and (ii) no Material Customer intends to change, in a manner materially adverse to the Company Group, the relationship of such Person with the Company Group. As of the date of this Agreement, the Company Group has not received any written, or, to the Seller’s Knowledge, oral notice from any Material Customer threatening to or indicating that such Material Customer intends to materially limit its purchase of, or cease to purchase, goods or services from the Company Group.

(b)    Section 2.13(b) of the Seller Disclosure Letter sets forth a list of names of the Company Group’s top ten suppliers, based on amounts paid to such suppliers during the 12-month period ending December 31, 2025 (each a “Material Supplier”). As of the date of this Agreement, no material dispute exists with any Material Supplier and, to the Seller’s Knowledge, (i) no Material Supplier intends to cease doing business with the Company Group and (ii) no Material Supplier intends to change, in a manner materially adverse to the Company Group, the relationship of such Person with the Company Group. As of the date of this Agreement, the Company Group has not received any written, or, to the Seller’s Knowledge, oral notice from any Material Supplier threatening to or indicating that such Material Supplier intends to materially limit its supply or sale of, or cease supplying or selling, products or services to the Company Group.

SECTION 2.14.    Company Benefit Plans.

(a)    Section 2.14(a) of the Seller Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. Except as set forth on Section 2.14(a) of the Seller Disclosure Letter, no Company Benefit Plan is sponsored by a professional employer organization or a similar enterprise.

(b)    With respect to each material Company Benefit Plan, Seller has provided to Buyer correct and complete copies of, as applicable (i) the plan documents and all amendments thereto (including a written description of any unwritten material Company Benefit Plans), (ii) the most recent summary plan description and any summaries of material modifications, (iii) each trust agreement, insurance or group annuity contract or other funding arrangements or funding vehicle documents, (iv) the most recent determination, advisory or opinion letter from the IRS, (v) the three most recently filed Form 5500s including all schedules and reports attached thereto, (vi) the three most recent financial statements, actuarial reports and nondiscrimination testing reports, (vii) all material non-routine filings or written communications with any Governmental Authority (including regarding “reportable events” within the meaning of Section 4043 of ERISA) from the past three years relating to any Company Benefit Plan and (viii) the three most recent annual premium payment forms filed with the Pension Benefit Guaranty Corporation (“PBGC”).

(c)    (i) Each Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and that is intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) is the subject of a favorable and current determination, advisory or opinion letter from the IRS with respect to its qualified status, to the effect that such Company Benefit Plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income taxes under Section 501(a) of the Code, respectively (ii) no event has occurred that would adversely affect the qualification or Tax exemption of such Company Pension Plan or cause the imposition of any material Tax or other Liability under ERISA or the Code or any other applicable Law with respect to any such Company Pension Plan and (iii) within the past three years, there have been no filings submitted to any Governmental Authority under a voluntary compliance or similar program sponsored by any Governmental Authority with respect to any Company Pension Plan.

(d)    Other than with respect to the D.F. King & Co., Inc. Pension Plan (the “DFK Plan”) that has been frozen as of July 1, 2003, the Company Group has not, in the past six years, maintained, established, participated in, contributed to, been obligated to contribute to, and the Company Group would not reasonably be expected to have, or does not have, and has otherwise not incurred any obligation or liability (including as an ERISA Affiliate) with respect to any (i) plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) multiemployer plan (as defined in Section 3(37) of ERISA), (iii) multiple employer plan within the meaning of Section 413(c) of the Code or the corresponding sections of ERISA, (iv) “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (v) “voluntary employees beneficiary association” (within the meaning of Section 501(c)(9) of the Code).

(e)    With respect to the DFK Plan, (i) such Company Benefit Plan has not incurred any “accumulated funding deficiency” (within the meaning of Section 302 of ERISA or Section 412 of the Code) which remains outstanding, (ii) no “reportable event” (within the meaning of Section 4043 of ERISA, other than events for which the 30‑day notice period was waived) has occurred within the three years preceding the date of this Agreement, (iii) the funding method used in connection with such Company Benefit Plan complies in all material respects with IRS and PBGC rules, regulations, and guidelines, and the actuarial assumptions used in connection its funding are reasonable in all material respects, and (iv) all unfunded liabilities of such Company Benefit Plan have been properly accrued in accordance with IFSR.

(f)    None of the Company Benefit Plans provides, and no member of the Company Group has any obligation to provide, post-employment or post-service medical insurance, retiree life insurance or other welfare benefits to any Company Service Provider, other than health continuation coverage as required by Section 4980B of the Code, Part 6 of Title I of ERISA and at the participant’s sole cost, any other similar state or provincial Law, or any statutorily mandated governmental plans, or through the end of the month in which termination of employment occurs.

(g)    Each Company Benefit Plan has been established, maintained, funded, and administered in all material respects in accordance with the terms of the applicable controlling documents and in material compliance with applicable Laws, including the Affordable Care Act and its companion bill, the Health Care and Education Reconciliation Act of 2010 (collectively, the “Health Care Law”). The operation of each Company Benefit Plan has not resulted, and would not reasonably be expected to result, in the incurrence of any material Tax, penalty or Liability to the Company Group pursuant to the Health Care Law. All contributions, premiums, reimbursements, accruals and benefit payments under or in connection with the Company Benefit Plans that are required to have been made in all material respects in accordance with the terms of the Company Benefit Plans and applicable Laws prior to the date of this Agreement have been made or properly accrued in accordance with, and to the extent required by, IFRS. There has been no non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA or other applicable Law) with respect to any Company Benefit Plan or any violation of any state, local, or non-U.S. law that is substantially similar to Section 4975 of the Code or Section 406 of ERISA, that would reasonably be expected to result in material Liability to the Company Group, individually or in the aggregate. There are no actions, suits or claims pending, or, to the Knowledge of Seller, threatened (other than routine claims for benefits) against any Company Benefit Plan or against the assets of any Company Benefit Plan or the Company Group in respect of a Company Benefit Plan. As of the date of this Agreement, there are no audits, inquiries or proceedings pending or, to the Knowledge of Seller, threatened by the IRS, Department of Labor, or any other Governmental Authority with respect to any Company Benefit Plan. No member of the Company Group is subject to any penalty or Tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.

(h)    Any Company Benefit Plan that constitutes a nonqualified deferred compensation plan within the meaning of Section 409A of the Code that is subject to Section 409A of the Code complies and has complied in both form and operation with Section 409A of the Code so that no amount paid pursuant to any such Company Benefit Plan is subject to tax under Section 409A of the Code.

(i)    No member of the Company Group has any agreement or is required to indemnify or “gross-up” any individual for any Taxes or interest imposed on such individual pursuant to or under Section 4999 or Section 409A of the Code.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or together with any other event): (i) result in any compensation or benefit (including any severance, bonus or otherwise) becoming due to any Company Service Provider under any Company Benefit Plan, (ii) increase or otherwise enhance in any respect any compensation or benefit otherwise payable to any Company Service Provider under any Company Benefit Plan, (iii) accelerate the time of payment, funding or vesting of any compensation or equity-based awards or benefits to any Company Service Provider under any Company Benefit Plan, (iv) result in the acceleration or forgiveness (in whole or in part) of any outstanding loan to any Company Service Provider, (v) trigger any funding of compensation or benefits under any Company Benefit Plan or (vi) give rise to the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    No member of the Company Group, and to the Knowledge of the Seller, no Company ERISA Affiliate, has any binding commitment to materially modify or materially amend any material Company Benefit Plan (except as required by applicable Law or to retain the tax qualified status of any Company Benefit Plan) or establish any new material benefit plan, program, agreement, contract or arrangement that would be a Company Benefit Plan if in existence on the date hereof.

(l)    For purposes of eligibility to participate in Company Benefit Plans, the Company Group has properly classified in all material respects, pursuant to the Code and any other applicable Laws, all individual service providers to the Company Group as independent contractors, consultants, or other non-employee service providers and, to the Knowledge of Seller, no such individual has a valid material claim against the Company for eligibility to participate in, or receive benefits under, any Company Benefit Plans if such individual is later reclassified as an employee of the Company Group. The Company does not have any “leased employees” within the meaning of Section 414(n) of the Code.

(m)    Section 2.14(m) of the Seller Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan that is maintained outside of the United States, or primarily covers current or former employees or other individual service providers of any member of the Company Group who reside or work outside of the United States (each, such Company Benefit Plan, regardless of whether such Company Benefit Plan is a material Company Benefit Plan, a “Foreign Employee Plan”). With respect to each Foreign Employee Plan, (i) such Foreign Employee Plan complies in all material respects in form and operation with applicable Law including each relevant employer having paid any and all contributions, premiums, charges or expenses payable to or in respect of any of the Foreign Employee Plan which have fallen due, (ii) if such Foreign Employee Plan is intended to qualify for special Tax treatment, such Foreign Employee Plan meets all material requirements for such treatment, (iii) if required under applicable Law to be funded or book-reserved, such Foreign Employee Plan is funded or book reserved, as applicable, to the extent so required by applicable Law and (iv) for any Foreign Employee Plan that is a pension scheme that provides defined benefits: (a) Section 2.14(m) of the Seller Disclosure Letter sets forth a complete and accurate list of the most recent actuarial valuation of such pension schemes; (b) there has been no arrangement which might be construed as a compromise or a reduction of a statutory debt under section 75 or 75A of the Pensions Act 1995 or similar applicable local Law; (c) there is no amount that is treated as a debt to the trustees of such pension schemes under section 75 or 75A of the Pensions Act 1995 (or its predecessor, section 144 of the Pension Schemes Act 1993), or similar applicable local Law, (d) there are no circumstances which could give rise to the Pensions Regulator’s use of its powers under sections 38 to 57 of the Pensions Act 2004 in relation to the Foreign Employee Plans, and (e) other than routine claims for benefits, no proceedings, claim or dispute has been commenced or, to the Knowledge of Seller, threatened in relation to any of the Foreign Employee Plans and no circumstances exist which might give rise to any such proceedings, claims or disputes.

SECTION 2.15.    Labor.

(a)    As of the date of this Agreement, no member of the Company Group is a party to or negotiating any Collective Bargaining Agreement. To the Knowledge of Seller, no Union represents or purports to represent any Company Employee with respect to such Person’s work for any member of the Company Group, and no member of the Company Group has an obligation to recognize or bargain with any Union.

(b)    There are, and since January 1, 2024, there have been no (i) strikes, work stoppages, work slowdowns, lockouts, requests for representation, pickets, or other material labor disputes pending or, to the Knowledge of Seller, threatened against any member of the Company Group, (ii) to the Knowledge of Seller, union organizational activities or campaigns with respect to Company Employees, (iii) communications received by any member of the Company Group of the intent of any Governmental Authority responsible for the enforcement of applicable labor Laws to conduct an investigation of any member of the Company Group and, to the Knowledge of Seller, no such investigation is or has been in progress or (iv) demands for recognition of any Company Employees. There are, and since January 1, 2024, there have been no unfair labor practice, charge or complaint pending, unresolved or, to the Knowledge of Seller, threatened before the National Labor Relations Board against any member of the Company Group. There are no material grievances, grievance proceedings or arbitration proceedings pending (at any stage or step), unresolved or, to the Knowledge of Seller, threatened against any member of the Company Group. No member of the Company Group has engaged in any actions or conduct relative to any Company Employee or Company Independent Contractor or relative to any Union, that gives rise to Liability under any Laws and the Company Group has satisfied any and all obligations of any kind, including any and all bargaining obligations under the National Labor Relations Act and any and all obligations arising under any Collective Bargaining Agreements, including any and all such obligations of any kind that may relate or involve in any manner the Transactions.

(c)    The Company Group is, and since January 1, 2024, has been in compliance in all material respects with all applicable Laws related to employment, discrimination in employment, labor, workers’ compensation, unemployment, insurance, disability, collective bargaining, severance pay, immigration, affirmative action, employment practices, equal employment, terms and conditions of employment, meal and rest periods, leaves of absence, employee privacy, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), wages (including overtime wages), compensation and hours of work, and occupational safety and health. All Company Independent Contractors are properly treated as independent contractors under all applicable Laws (excluding with respect to Taxes). All Company Employees classified as exempt under the Fair Labor Standards Act and similar applicable state and local wage and hour laws are properly classified.

(d)    Since January 1, 2024, no member of the Company Group has implemented any “plant closing” or “mass layoff” (as defined in the WARN Act) requiring the provision of notice under the Worker Adjustment and Retraining Notification Act or similar applicable state or local Law (“WARN Act”), nor, as of the date of this Agreement, are any such actions being contemplated or planned or have any such actions been announced.

(e)    Seller has made available to Buyer a complete and accurate list of each current Company Employee as of April 23, 2026 that includes the following information for each such person: (i) employee ID number, (ii) title, (iii) annual base salary or hourly rate, as applicable, (iv) employing entity, (v) city, state, and country of employment, (vi) hire date, and (vii) status as exempt or non-exempt under the Fair Labor Standards Act (or similar designation for overtime eligible employment outside the United States). The employment of all Company Employees employed in the United States may be terminated (potentially subject to the provisions of the WARN Act) at any time with or without cause without requiring the payment of any severance or other material Liability to any member of the Company Group other than accrued but unpaid wages, accrued paid time off balances and expense reimbursement for pre-termination ordinary course expenditures.

(f)    Seller has made available to Buyer a complete and accurate list of each current Company Independent Contractor as of April 16, 2026 that includes the following information for each such person: (i) name, (ii) description of services, (iii) amount paid in 2025, and (iv) state and country of work. Seller has also made available to Buyer copies of all Contracts pursuant to which a member of the Company Group has engaged such Company Independent Contractors.

(g)    As of the date of this Agreement, all compensation, including wages, commissions, bonuses, fees and other compensation, to the extent due and payable to any Company Employees or Company Independent Contractors for services performed on or prior to the date of this Agreement have been paid in full on or prior to the date of this Agreement.

(h)    Since January 1, 2024, (i) to the Knowledge of Seller, there have been no allegations of sexual harassment or other sexual misconduct made against any Company Employee who is a supervisor, and (ii) no member of the Company Group has entered into any settlement agreement resolving allegations of sexual harassment or other sexual misconduct by any Company Employee who is a supervisor. There are no Actions pending or, to the Knowledge of Seller, threatened against any member of the Company Group alleging sexual harassment or other sexual misconduct by any Company Employee who is a supervisor.

(i)    No individual has transferred to the employment of any member of the Company Group in circumstances governed by the Transfer of Undertakings (Protection of Employment) Regulations 2006 or predecessor legislation with an entitlement to payment of enhanced benefits on redundancy or early retirement by reference to employment with such Company Group member or a previous employment.

SECTION 2.16.    Litigation. As of the date of this Agreement, there is no (a) pending or, to the Knowledge of Seller, threatened claim, complaint (including a qui tam complaint), grievance, charge, audit, civil investigative demand, subpoena, legal or administrative proceeding, suit, investigation, arbitration or action (each, an “Action”) against any member of the Company Group or any of its assets or properties, (b) to the Knowledge of Seller, pending or threatened Action against (i) any officer, director or employee of the Target Companies in their capacity as such, or (ii) any Person whose liability any member of the Company Group has retained or assumed, either contractually or by operation of Law or (c) any outstanding order, judgment, injunction, ruling, arbitration award, settlement, grant, consent, decision, writ or decree of any Governmental Authority (each, a “Judgment”) imposed upon any member of the Company Group, in each case, by or before any Governmental Authority, in each case, except as would not be material to the business, properties or assets of the Company Group, taken as a whole. As of the date of this Agreement, there is no Action or Judgment pending or, to the Knowledge of Seller, threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions.

SECTION 2.17.    Compliance with Laws; Permits.

(a)    The Company Group is, and at all times since January 1, 2024, has been, in compliance in all material respects with all applicable Laws (excluding with respect to Taxes). Since January 1, 2024, no member of the Company Group has received any written or, to the Knowledge of Seller, oral, notice of the violation of any Laws by the Company Group, and no Actions have been filed or, to the Knowledge of Seller, threatened against the Company Group, except for violations that would not be material to the business, properties or assets of the Company Group, taken as a whole.

(b)    Since January 1, 2024, neither the Company Group nor any director, officer, employee, nor to the Knowledge of Seller, any other authorized representative of the Company Group, has (i) made any contribution, gift, bribe, rebate, kickback or other payment, or given, offered, promised, or authorized to give or perform, any money, service or thing of value, directly or indirectly, to any Government Official or other Person in violation of any Anti-Corruption Laws or other applicable Law or (ii) taken any action that would reasonably be expected to result in a violation by any such Persons of any Anti-Corruption Laws or that would otherwise reasonably be expected to result in any material Liability for the Company Group with respect to any Anti-Corruption Laws. The Company Group has established and maintains a compliance program and reasonable internal controls and procedures appropriate to satisfy, in all material respects, the requirements of applicable Anti-Corruption Laws.

(c)    The Company Group currently has, and since January 1, 2024 has had, all Permits required for the operation and ownership of its businesses as then conducted, except where the absence of any such Permit would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, (i) each member of the Company Group is, and since January 1, 2024 has been, in compliance in all material respects with its obligations under and with the terms of any Permits to which it is a party, (ii) since January 1, 2024, no written notice of suspension, cancellation, revocation, non-renewal, or of default from any Governmental Authority concerning any such Permit has been received by the Company Group and (iii) each such Permit is valid, subsisting and in full force and effect.

(d)    With respect to the members of the Company Group that are transfer agents registered with the SEC (the “Transfer Agent Subsidiaries”), neither the Transfer Agent Subsidiaries nor any of the directors, officers or associated persons of the Transfer Agent Subsidiaries are subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act), or have been the subject of any regulatory, criminal or disciplinary action that would reasonably be expected to result in such disqualification or otherwise adversely affect the ability of the Transfer Agent Subsidiaries to perform transfer agent services.

SECTION 2.18.    International Trade Matters.

(a)    No member of the Company Group, nor any of their respective officers, directors or employees, nor to the Knowledge of Seller, any agent or other third party representative acting on behalf of the Company Group, is currently, or has been since April 24, 2019: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country or Russia or Venezuela, (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country or Russia or Venezuela, or (iv) otherwise in violation of applicable Anti-Money Laundering Laws, Sanctions Laws, Export-Import Laws or the anti-boycott Laws administered by the United States Department of Commerce and the United States Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).

(b)    The Company Group has implemented and maintains in effect written policies, procedures and internal controls, including an internal accounting controls system and UK and US sanctions screening, that are reasonably designed to prevent, deter and detect violations of applicable Anti-Corruption Laws and Trade Control Laws. Since April 24, 2019, no member of the Company Group has, in connection with or relating to the business of the Company Group, received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Control Laws or Anti-Corruption Laws.

SECTION 2.19.    Environmental Matters. (a) The Company Group is in compliance with all applicable Environmental Laws in all material respects, (b) no member of the Company Group is a party to any pending, or to the Knowledge of Seller, threatened, Action, nor has the Company Group received any notice, alleging material non-compliance by Company Group with, or that the Company Group has a material Liability under, Environmental Laws, which notice remains unresolved, (c) to the Knowledge of Seller, no event has occurred that with the passage of time or in combination with other circumstances would reasonably be expected to result in any such Actions, and (d) no member of the Company Group has, directly or indirectly, (i) manufactured, transported, treated, managed, handled, disposed of, arranged for the disposal of, distributed, Released or caused the Release of, exposed any Person to, or owned or operated any real property or facility which is or has been contaminated by, any Hazardous Materials, in each case as would reasonably be expected to give rise to a material Liability to the Company Group, taken as a whole, under Environmental Laws, or (ii) assumed, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person under any Environmental Law or relating to Hazardous Materials. The Company Group is not subject to any Judgment, or other written agreement by or with any Governmental Authority or third party arising under or relating to a material violation of Environmental Laws or Environmental Permits.

SECTION 2.20.    Insurance. Section 2.20 of the Seller Disclosure Letter sets forth a true and complete list of all material insurance policies maintained by the Company Group with respect to the Company Group (other than any Company Benefit Plan) and its assets and properties and a description of any self-insurance or co-insurance arrangements (other than any Company Benefit Plans), in each case as in effect of the date of this Agreement (the “Insurance Policies”). Except as would not have a Company Material Adverse Effect, all of the Insurance Policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet but may be required to be paid with respect to any period ending prior to the Closing Date) and no notice of cancellation or termination has been received with respect to any such Insurance Policy which has not been replaced on substantially similar terms prior to the date of such cancellation. As of the date of this Agreement, there is no material claim pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriter of any of the Insurance Policies.

SECTION 2.21.    Transactions with Related Parties. No member of the Company Group is a party to any Related Party Contract, and no Related Party has any interest in any property (real, personal or mixed, tangible or intangible) used by the Company Group in the conduct of its business.

SECTION 2.22.    Brokers and Other Advisors. Except as set forth on Section 2.22 of the Seller Disclosure Letter, the Company Group has not engaged, and no Person has acted directly or indirectly as, any broker, finder or financial advisor for the Company Group in connection with this Agreement and the consummation of the Transactions, and no such Person is entitled to any fee or commission or like payment from the Company Group. A true, correct and complete copy of any written engagement letter with any such broker, finder or financial advisor in effect as of the date of this Agreement has been made available to Buyer.

SECTION 2.23.    Antitrust. As of the date of this Agreement, to the Knowledge of Seller, no fact or circumstance exists, including any current Company Group holding or transaction under consideration by the Company Group, that would reasonably be expected to prevent (i) expiration of the waiting period under the HSR Act or (ii) required approvals under other applicable Antitrust Laws.

SECTION 2.24.    Acknowledgment by Seller. Except for the representations and warranties made by Buyer in Article III or in any certificate delivered by Buyer in connection with the Transactions, each of Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company (each for itself and on behalf of its Representatives) acknowledges that no member of the Buyer Group, nor any other Person, (a) has made or is making, and Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company and their respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to the Buyer Group or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding any member of the Buyer Group, notwithstanding the delivery or disclosure to Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company or any of their respective Representatives or (b) will have or be subject to any liability or obligation to Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company or any of their respective Representatives resulting from the delivery, dissemination or any other distribution to Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business and strategic plans or other material developed by or provided or made available to Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company or any of their respective Representatives in anticipation or contemplation of any of the Transactions. Each of Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company, for itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

ARTICLE III

Representations and Warranties of Buyer

Except (a) as disclosed in the Buyer SEC Documents publicly filed or furnished prior to the date of this Agreement and on or after August 13, 2025 (other than disclosures in the “Risk Factors” section of any such filings and any disclosure of risks included in any “forward-looking statements” disclaimer contained in any such filings that are predictive, cautionary or forward-looking in nature) to the extent the relevance of such disclosure as an exception to (or disclosure for the purpose of) a representation or warranty is reasonably apparent on its face (it being acknowledged and agreed that nothing disclosed in the Buyer SEC Documents will be deemed to modify or qualify the Buyer Fundamental Representations or the representations and warranties set forth in Section 3.10(a)) or (b) as set forth in the confidential disclosure letter delivered by Buyer to Seller concurrently with or prior to the execution of this Agreement (the “Buyer Disclosure Letter”), subject to Section 8.01, Buyer hereby represents and warrants to Seller as follows:

SECTION 3.01.    Organization; Standing.

(a)    Buyer is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the lack of such power or authority would not, or would not reasonably be expected to, prevent, materially impair or materially delay the performance by Buyer of its obligations under this Agreement or the consummation of the Transactions.

(b)    Cayman Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the lack of such power or authority would not, or would not reasonably be expected to, prevent, materially impair or materially delay the performance by Cayman Merger Sub of its obligations under this Agreement or the consummation of the Transactions.

(c)    US Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the lack of such power or authority would not, or would not reasonably be expected to, prevent, materially impair or materially delay the performance by US Merger Sub of its obligations under this Agreement or the consummation of the Transactions.

SECTION 3.02.    Authority; Enforceability. The execution, delivery and performance by Buyer, Cayman Merger Sub and US Merger Sub of this Agreement and, as applicable, the Shareholder Agreement, and the consummation of the Transactions have been duly and validly authorized by all requisite corporate or other legal action of Buyer, Cayman Merger Sub and US Merger Sub, and no other action or proceedings on the part of Buyer, Cayman Merger Sub or US Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement and, as applicable, the Shareholder Agreement or the consummation of the Transactions on behalf of Buyer, Cayman Merger Sub and US Merger Sub. This Agreement and, as applicable the Shareholder Agreement have been duly and validly executed and delivered by Buyer, Cayman Merger Sub or US Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and, as applicable, the Shareholder Agreement by Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company, each, as applicable, constitute a legal, valid and binding obligation of Buyer, Cayman Merger Sub or US Merger Sub, enforceable against Buyer, Cayman Merger Sub or US Merger Sub in accordance with its terms, except as the enforceability hereof may be limited by the Enforceability Exceptions. The board of directors of Cayman Merger Sub has approved this Agreement, the Cayman Plan of Merger and the Transactions in accordance with Section 233(3) of the CICA. Buyer, as the sole shareholder of Cayman Merger Sub, has authorized this Agreement, the Cayman Plan of Merger and the Transactions by special resolution passed as a written consent in accordance with Section 233(6) of the CICA and the memorandum and articles of association of Cayman Merger Sub. Cayman Merger Sub has no secured creditors, nor has Cayman Merger Sub granted any fixed or floating security interests that are outstanding as at the date of this Agreement. The board of directors of Buyer has unanimously (i) approved this Agreement, the Shareholder Agreement, the Cayman Plan of Merger and the Transactions, including all issuances of Buyer Ordinary Shares contemplated by this Agreement, and (ii) determined that this Agreement, the Shareholder Agreement, the Cayman Plan of Merger and the Transactions, including such issuances of Buyer Ordinary Shares, are advisable and fair to, and in the best interests of, Buyer and its shareholders.

SECTION 3.03.    Capitalization.

(a)    As of April 30, 2026, the authorized share capital of Buyer consists of 750,000,000 Buyer Ordinary Shares. On April 30, 2026, (i) 151,648,346 Buyer Ordinary Shares were issued and outstanding, (ii) 6,630,504 Buyer Ordinary Shares were subject to issuance pursuant to outstanding equity awards of BMC1 convertible for Buyer Ordinary Shares, (iii) 6,586,116 Buyer Ordinary Shares were subject to issuance pursuant to outstanding options exercisable for Buyer Ordinary Shares, (iv) 33,111 Buyer Ordinary Shares were subject to issuance pursuant to outstanding restricted share units, and (v) 11,057,950 Buyer Ordinary Shares were reserved for future issuance under Buyer’s equity plans.

(b)    There is no (i) outstanding security held by any Person which is convertible or exchangeable into any Equity Interest of Buyer or phantom Equity Interests of Buyer, (ii) outstanding subscription, option, warrant, scrip, purchase right, call, put, pledge, right of first offer or refusal or preemptive right relating to, or obligating Buyer to issue, sell, redeem, purchase or transfer, any Equity Interest of Buyer or phantom Equity Interests of Buyer or (iii) voting trust, stockholder agreement, proxy or other agreement or understanding in effect with respect to the voting or transfer of any of the Equity Interests of Buyer or phantom Equity Interests of Buyer.

(c)    The authorized share capital of Cayman Merger Sub consists of 1,000 ordinary shares, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Cayman Merger Sub is, and at the Cayman Effective Time will be, owned, directly or indirectly, by Buyer, and there are (i) no other shares or voting securities of Cayman Merger Sub, (ii) no securities of Cayman Merger Sub convertible into or exchangeable for equity securities or other voting securities of Cayman Merger Sub and (iii) other than pursuant to this Agreement, no options or other rights to acquire from Cayman Merger Sub, and no obligations of Cayman Merger Sub to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Cayman Merger Sub.

(d)    The authorized capital stock of US Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of US Merger Sub is, and at the US Effective Time will be, owned, directly or indirectly, by Buyer, and there are (i) no other shares of capital stock or voting securities of US Merger Sub, (ii) no securities of US Merger Sub convertible into or exchangeable for equity securities or other voting securities of US Merger Sub and (iii) other than pursuant to this Agreement, no options or other rights to acquire from US Merger Sub, and no obligations of US Merger Sub to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of US Merger Sub.

SECTION 3.04.    Conflicts; Consents of Third Parties.

(a)    Assuming that all consents, waivers, approvals and authorizations, declarations, filings, and notifications contemplated in Section 3.04(b) have been obtained or made, none of the execution and delivery by Buyer, Cayman Merger Sub and US Merger Sub of this Agreement or, as applicable, the Shareholder Agreement, the consummation of the Transactions by Buyer, Cayman Merger Sub and US Merger Sub, or compliance by Buyer, Cayman Merger Sub and US Merger Sub with any of the provisions hereof will result in any violation of or default (with or without notice or lapse of time, or both) under, conflict with, breach or give rise to a right of termination, acceleration, cancellation or loss of any benefit of the creation of any Lien under, any provision of (i) the organizational documents of Buyer, Cayman Merger Sub or US Merger Sub, (ii) any Contract or Permit to which Buyer, Cayman Merger Sub or US Merger Sub is a party or by which any of the properties or assets of Buyer, Cayman Merger Sub or US Merger Sub is bound, (iii) any Judgment applicable to Buyer, Cayman Merger Sub or US Merger Sub or by which any of the properties or assets of Buyer, Cayman Merger Sub or US Merger Sub are bound, or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such items that would not have a Buyer Material Adverse Effect.

(b)    No consent, waiver, approval or authorization of, or declaration, application, registration or filing with, or notification to, any Governmental Authority is required on the part of Buyer, Cayman Merger Sub or US Merger Sub, in connection with the execution and delivery by Buyer, Cayman Merger Sub and US Merger Sub of this Agreement or the consummation by Buyer, Cayman Merger Sub and US Merger Sub of the Transactions, except for (i) compliance with the requirements of any applicable Antitrust Laws and Investment Screening Laws, (ii) the FCA Approval, (iii) the ICAEW Approval, (iv) the New York Approvals, (v) the consents, waivers, approvals, authorizations, declarations, applications, registrations, filings or notifications required to be obtained or made as set forth on Section 3.04(b) of the Buyer Disclosure Letter, (vi) the filing of the US Certificate of Merger as provided in Section 1.05 with the Delaware Secretary of State pursuant to the DGCL, (vii) the filing of the Cayman Plan of Merger as provided in Section 1.05 and any other certificates, documents, declarations, undertakings and confirmations, and payment of such fees, as may be required to be filed and paid pursuant to Section 233 of the CICA to effect the Cayman Merger, and (viii) such consents, waivers, approvals, authorizations, declarations, applications, registrations, filings or notifications that, if not obtained, made or given, would not be material to the business, properties or assets of the Buyer Group, taken as a whole.

SECTION 3.05.    Buyer SEC Documents; Financial Statements; Undisclosed Liabilities; Information Supplied.

(a)    Buyer has timely filed with, or furnished to, as applicable, the SEC all reports, schedules, forms, statements, prospectuses and other documents required to be filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) by Buyer pursuant to the Securities Act of 1933 and the rules and regulations promulgated thereunder (the “Securities Act”) or the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (the “Exchange Act”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), in each case, since August 13, 2025 (collectively, such documents and any other documents filed or furnished by Buyer with the SEC, as they have been supplemented, modified or amended since the time of filing, the “Buyer SEC Documents”). As of their respective effective dates, or if amended or supplemented, as of the date of the last such amendment or supplement, the Buyer SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Buyer SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of the last amendment or supplement) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any Buyer SEC Document and, to the Knowledge of Buyer, none of the Buyer SEC Documents is the subject of any ongoing review by the SEC.

(b)    The consolidated financial statements of Buyer (including all related notes or schedules) included or incorporated by reference in the Buyer SEC Documents, as of their respective dates of filing with the SEC (or, if such Buyer SEC Documents were amended or supplemented prior to the date of this Agreement, the date of the filing of such amendment or supplement), complied as to form in all material respects with the rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with IFRS (except, in the case of unaudited quarterly financial statements, as permitted by the rules and regulations of the SEC and subject to normal year-end adjustments and the absence of complete footnotes) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Buyer Group as of the dates thereof and the consolidated statements of operations and consolidated statements of cash flows of the Buyer Group for the periods covered thereby (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments in accordance with IFRS, none of which, if presented, would be material to the Buyer Group).

(c)    No member of the Buyer Group has any liabilities of any nature, whether or not accrued, contingent or otherwise, except liabilities (i) disclosed, reflected or reserved against in the consolidated balance sheet (or the notes thereto) of Buyer as of December 31, 2025 (the “Buyer Balance Sheet Date”) included in the Buyer SEC Documents, (ii) incurred after the Buyer Balance Sheet Date in the ordinary course of business (none of which results from, arises out of, or relates to any material breach or violation of, or default under, any Contract or applicable Law), (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) as would not have a Buyer Material Adverse Effect. There are no material off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K (or similar Contracts where the purpose is to avoid disclosure of any material transaction involving the Buyer Group) that have not been so described in the Buyer SEC Documents.

(d)    Buyer has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Such controls, procedures and systems are designed to provide reasonable assurances (i) that all material information required to be disclosed by Buyer in the Buyer SEC Documents is recorded and made known on a timely basis to the individuals responsible for the preparation of the Buyer SEC Documents, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, (iii) that transactions are executed only in accordance with the authorization of management and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Buyer’s properties or assets. Buyer’s management has completed an assessment of the effectiveness of Buyer’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2025, and such assessment concluded that such controls were effective.

(e)     As of the date of this Agreement, neither Buyer nor, to the Knowledge of Buyer, Buyer’s independent registered public accounting firm, has (i) identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of Buyer’s internal controls over financial reporting which are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Since January 1, 2024, there have not been any material investigations of any current or former officers or directors of the Buyer Group (in their respective capacities as such).

(f)    Since January 1, 2024, (i) no member of the Buyer Group has received any written or, to the Knowledge of Buyer, oral material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Buyer Group or their respective internal accounting controls relating to periods after January 1, 2024, and (ii) no attorney representing the Buyer Group, whether or not employed by the Buyer Group, has reported evidence of a material violation of securities laws or breach of fiduciary duty by any member of the Buyer Group or any of its officers, directors, employees or agents to the board of directors of Buyer or any committee thereof or the board of directors or similar governing body of any Subsidiary of Buyer or any committee thereof or, to the Knowledge of Buyer, to any director or officer of the Buyer Group.

(g)    Buyer is and since August 13, 2025 has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

SECTION 3.06.    Stock Exchange Listing. The Buyer Ordinary Shares are listed on NYSE. Buyer has not received any notice from NYSE to the effect that Buyer is not in compliance with the listing or maintenance requirements of NYSE. Buyer is in compliance in all material respects with all current listing and corporate governance requirements of NYSE and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act. No Judgment of any securities commission or similar securities regulatory authority or any other Governmental Authority, or of NYSE, preventing or suspending trading in any securities of Buyer (including the Buyer Ordinary Shares) has been issued, and no Actions for such purpose are, to the Knowledge of Buyer, pending, contemplated or threatened. Buyer has taken no action that is designed or intended to terminate the registration of Buyer Ordinary Shares under the Exchange Act.

SECTION 3.07.    No Shareholder Approval. The Transactions, including the issuance of all Buyer Ordinary Shares contemplated by this Agreement, taken together with any transactions consummated by Buyer as permitted by Article IV, do not require any vote of the shareholders of Buyer under applicable Law, the rules and regulations of NYSE (or other national securities exchange on which the Buyer Ordinary Shares are then listed) or the organizational documents of Buyer.

SECTION 3.08.    Valid Issuance. The Buyer Ordinary Shares to be issued or that are issuable, as applicable, pursuant to this Agreement as Closing Consideration pursuant to Section 1.08, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of Liens of any kind (other than any Liens imposed at such time by action, or on behalf, of Seller or any of its Affiliates and any restrictions on transfer under any applicable securities Laws, the Shareholder Agreement, the Share Transfer Agreement or this Agreement), and will not be issued in violation of any preemptive right, purchase option, call option, right of first refusal or similar options or rights or in violation of the Securities Act and any applicable state securities Laws. Buyer has, and on the Closing Date and on the date of any subsequent issuance of Buyer Ordinary Shares to Seller will have, a sufficient number of Buyer Ordinary Shares authorized for issuing the Buyer Ordinary Shares to be issued as Closing Consideration pursuant to Section 1.08.

SECTION 3.09.    Absence of Certain Developments.

(a)    Except as otherwise contemplated by this Agreement or undertaken in connection with the preparation for, the negotiation of or the implementation of the Transactions, during the period between the Buyer Balance Sheet Date and the date of this Agreement, the members of the Buyer Group have conducted their respective businesses in all material respects in the ordinary course of business.

(b)    Since the Buyer Balance Sheet Date and the date of this Agreement, there has been no Buyer Material Adverse Effect.

SECTION 3.10.    Taxes.

(a)    For the avoidance of doubt, none of the representations contained in this Section 3.10, include any representations as to the treatment and implications, for U.S. federal income tax purposes, of the cryptocurrency assets that have been or may be held by Buyer or its Subsidiaries, including with respect to the specific U.S. federal income tax provisions referred to herein.

(b)    Buyer has no plan or intention to, after the Cayman Effective Time or US Effective Time, to the extent that any such action could reasonably be expected to have an adverse impact on the Intended Tax Treatment: (i) merge any Target Company with or into another entity, liquidate any Target Company, or convert any Target Company into an “eligible entity” within the meaning of Treas. Reg. Section 301.7701-3, or into any other entity, (ii) sell, transfer or otherwise dispose of any stock in any Target Company, or (iii) cause any Target Company to sell, exchange or otherwise dispose of any of its assets or to issue stock in a Target Company, except for (A) dispositions in the ordinary course of its business or (B) transfers permitted under Section 368(a)(2)(C) and Treas. Reg. Sections 1.368-2(k) and 1.368-1(d).

(c)    Buyer has no plan or intention to cause any Target Company to issue any stock that would result in Buyer losing control of a Target Company within the meaning of Section 368(c) of the Code.

(d)    To the Knowledge of Buyer, following the Mergers, the “historic business” of each Target Company will be continued by, or a “significant portion” of each Target Company’s “historic business assets” will be used in a business of Buyer or a corporation within Buyer’s “qualified group” (as such terms are used in Treas. Reg. Sections 1.368-1(d)(2), 1.368-1(d)(3) and 1.368-1(d)(4)); provided, however, that the representation in this Section 3.10(c) does not take into account any potential implications of any disposition, following the Closing, of a Non-Core Business.

(e)    To the Knowledge of Buyer, no options or interests similar to options (e.g., warrants, convertible securities, or other interests or rights to acquire stock) with respect to Buyer stock were issued or acquired with a principal purpose of avoiding the general rule of Section 367(a)(1).

(f)    To the Knowledge of Buyer, Buyer, or one or more of its “qualified subsidiaries,” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(vii), or one or more of its “qualified partnerships,” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(viii), is and has been engaged in an active trade or business outside the United States, within the meaning of Treasury Regulations Section 1.367(a)-2(d)(2) through (4) and taking into account Treas. Reg. Section 1.367(a)-3(c)(3)(ii)(B) (the “Buyer Business”), at all times during the 36-month period immediately preceding the Closing Date (the “Look-Back Period”). To the Knowledge of Buyer, pursuant to Treasury Regulations Section 1.367(a)-3(c)(5)(vii) and (vii), Buyer has owned such qualified subsidiaries and qualified partnerships, respectively, at all times during the Look-Back Period.

(g)    To the Knowledge of Buyer, neither Buyer, any qualified subsidiary of Buyer, nor any qualified partnership of Buyer has a plan or intention to substantially dispose of or discontinue the Buyer Business.

(h)    To the Knowledge of Buyer, none of the material assets of the Buyer Business were (i) owned by US Target Company or an affiliate of US Target Company, within the meaning of Treasury Regulations Section 1.367(a)-3(c)(3)(ii)(A), at any time during the Look-Back Period, or (ii) acquired for the principal purpose of satisfying Treasury Regulations Section 1.367(a)-3(c)(3).

(i)    To the Knowledge of Buyer, none of the material assets of Buyer, any qualified subsidiary of Buyer, or any qualified partnership of Buyer were owned by US Target Company or an affiliate of US Target Company, within the meaning of Treasury Regulations Section 1.367(a)-3(c)(3)(iii)(B)(3), at any time during the Look-Back Period.

(j)    To the Knowledge of Buyer, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent either of the Mergers from qualifying for the Intended Tax Treatment. For purposes of the foregoing, the following asset categories (as labeled on the Financial Statements) shall not be included for purposes of determining the value of Buyer for purposes of Treasury Regulations Section 1.367(a)-3(c)(3)(iii): “Digital assets held - intangible assets,” “Digital assets held - financial assets,” “Investments in financial assets” and “Cash and cash equivalents.”

SECTION 3.11.    Litigation. As of the date of this Agreement, there is no (a) pending or, to the Knowledge of Buyer, threatened Action against any member of the Buyer Group, (b) to the Knowledge of Buyer, pending or threatened Action against (i) any officer, director or employee of Buyer in their capacity as such or (ii) any Person whose liability any member of the Buyer Group has retained or assumed, either contractually or by operation of Law or (c) Judgment imposed upon any member of the Buyer Group, in each case, by or before any Governmental Authority, in each case, except as would not be material to the business, properties or assets of the Buyer Group, taken as a whole. As of the date of this Agreement, there is no Action or Judgment pending or, to the Knowledge of Buyer, threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions.

SECTION 3.12.    Compliance with Laws; Permits.

(a)    The Buyer Group is, and at all times since January 1, 2024, has been, in compliance in all material respects with all applicable Laws (excluding with respect to Taxes). Since January 1, 2024, no member of the Buyer Group has received any written or, to the Knowledge of Buyer, oral, notice of the violation of any Laws by the Buyer Group, and no Actions have been filed or, to the Knowledge of Buyer, threatened against the Buyer Group, except for violations that would not be material to the business, properties or assets of the Buyer Group, taken as a whole.

(b)    The Buyer Group currently has, and since January 1, 2024 has had, all Permits required for the operation and ownership of its businesses as then conducted, except where the absence of any such Permit would not have a Buyer Material Adverse Effect. Except as would not have a Buyer Material Adverse Effect, (i) each member of the Buyer Group is, and since January 1, 2024 has been, in compliance in all material respects with its obligations under and with the terms of any Permits to which it is a party, (ii) since January 1, 2024, no written notice of suspension, cancellation, revocation, non-renewal, or of default from any Governmental Authority concerning any such Permit has been received by the Buyer Group and (iii) each such Permit is valid, subsisting and in full force and effect.

(c)    Section 3.12(c) of the Buyer Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of (i) each jurisdiction in which the Buyer Group holds any Money Transmitter License and (ii) each jurisdiction in which the Buyer Group has applications pending for any Money Transmitter License (each a “Money Transmitter Application”).

SECTION 3.13.    Certain Company Operations.

(a)    No member of the Buyer Group has taken any action to create or authorize the creation of (by reclassification or otherwise), or issue or create directly itself or indirectly through an Affiliate or nominee, any Digital Asset or any instruments convertible or exchangeable into or exercisable for any Digital Asset.

(b)    Since January 1, 2024, no member or the Buyer Group has made any written (or to the Knowledge of Buyer, any oral) statement that any product or service provided by the relevant member of the Buyer Group is insured, guaranteed, or backed by any Governmental Authority.

(c)    Since January 1, 2024, Buyer has performed reasonable due diligence on all material third-party service providers engaged by the Buyer Group in connection with its Digital Asset related business activities and operations, and reasonably concluded that such providers have the ability and capacity to undertake the provision of the service effectively in all material respects.

(d)    Since January 1, 2024, no member of the Buyer Group has experienced any material loss or theft of Digital Assets held for or on behalf of, or in custody for, customers.

SECTION 3.14.    Operations of Cayman Merger Sub and US Merger Sub. Each of Cayman Merger Sub and US Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and as of immediately prior to the Cayman Effective Time and the US Effective Time, respectively, will not have engaged in any other business activities other than those relating to the Transactions and will have no liabilities other than those contemplated by this Agreement.

SECTION 3.15.    Antitrust. As of the date of this Agreement, to the Knowledge of Buyer, no fact or circumstance exists, including any current Buyer Group holding or transaction under consideration by the Buyer Group, that would reasonably be expected to prevent (i) expiration of the waiting period under the HSR Act or (ii) required approvals under other applicable Antitrust Laws.

SECTION 3.16.    Solvency. Immediately after giving effect to the Transactions and assuming that (a) the conditions to the obligation of Buyer to consummate the Transactions have been satisfied, (b) the representations and warranties of Seller set forth in Article II are accurate in all material respects, (i) the Buyer Group, taken as a whole, will not have incurred debts beyond their ability to pay such debts as they mature or become due, the present fair saleable value of the assets of the Buyer Group, taken as a whole, will exceed the amount that will be required to pay their probable liabilities (including the probable amount of all contingent liabilities) and debts as they become absolute and matured, (ii) the assets of the Buyer Group, taken as a whole, at a fair valuation, will exceed their probable liabilities (including the probable amount of all contingent liabilities) and debts, and (iii) the Buyer Group, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

SECTION 3.17.    Takeover Laws; Rights Plan. As a result of the approval by the board of directors of Buyer referred to in Section 3.02 or otherwise, no Takeover Law or any anti-takeover provision in the organizational documents of Buyer applies or will apply to Buyer, Seller, this Agreement or the Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Buyer is a party or is otherwise bound.

SECTION 3.18.    Brokers and Other Advisors. Except for Goldman Sachs & Co., Buyer has not engaged, and no Person has acted directly or indirectly as, any broker, finder or financial advisor for Buyer in connection with this Agreement and the consummation of the Transactions, and no such Person is entitled to any fee or commission or like payment from Buyer.

SECTION 3.19.    Acknowledgment by Buyer. Except for the representations and warranties made by Seller in Article II or in any certificate delivered by Seller in connection with the Transactions, Buyer, Cayman Merger Sub and US Merger Sub (each for itself and on behalf of its Representatives) acknowledge that neither Seller nor any of its Subsidiaries (including the Company Group), nor any other Person, (a) has made or is making, and each of Buyer, Cayman Merger Sub and US Merger Sub and their respective Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to Seller or any of its Subsidiaries (including the Company Group) or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company Group, notwithstanding the delivery or disclosure to Buyer, Cayman Merger Sub and US Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Buyer, Cayman Merger Sub and US Merger Sub or any of their respective Representatives or (b) will have or be subject to any liability or obligation to Buyer, Cayman Merger Sub and US Merger Sub or any of their respective Representatives resulting from the delivery, dissemination or any other distribution to Buyer, Cayman Merger Sub and US Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Buyer, Cayman Merger Sub and US Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business and strategic plans or other material developed by or provided or made available to Buyer, Cayman Merger Sub and US Merger Sub or any of their respective Representatives in anticipation or contemplation of any of the Transactions. Buyer, Cayman Merger Sub and US Merger Sub, each for itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

ARTICLE IV

Additional Covenants and Agreements

SECTION 4.01.    Conduct of the Company Group’s Business and the Buyer Group’s Business.

(a)    Affirmative Covenants of Seller. During the Pre-Closing Period, except (i) as required by applicable Law, Judgment or a Governmental Authority, (ii) as permitted or required by this Agreement, (iii) as set forth in Section 4.01(a) of the Seller Disclosure Letter, or (iv) with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall cause the Company Group to, use commercially reasonable efforts to (A) carry on the business of the Company Group in the ordinary course of business in all material respects, (B) generally preserve intact the Company Group’s present business organization in all material respects (taken as a whole), (C) generally keep available the services of the Company Group’s officers and employees in all material respects (taken as a whole) and (D) maintain ordinary course relations and goodwill with Governmental Authorities and Persons having material business relationships with the Company Group; provided that no action by the Company Group with respect to matters specifically addressed by any subsection of Section 4.01(b) shall be deemed to be a breach of this Section 4.01(a) unless such action would constitute a breach of Section 4.01(b). Additionally, prior to the Closing, Seller shall cause MyCSP Limited to extinguish any Indebtedness issued by or to MyCSP to or from another member of the Company Group, in a manner reasonably satisfactory to Buyer. Notwithstanding the foregoing, the failure of Seller to take or cause to be taken an action prohibited by Section 4.01(b) shall in no event be deemed to constitute a breach of this Section 4.01(a).

(b)    Negative Covenants of Seller. During the Pre-Closing Period, except (i) as required by applicable Law, Judgment or a Governmental Authority, (ii) as required by this Agreement, (iii) as set forth in Section 4.01(b) of the Seller Disclosure Letter, or (iv) as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not, and shall not permit the Company Group to:

(i)    except for transactions pursuant to Section 4.01(b)(vii): issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any of its Equity Interests or phantom Equity Interests, any securities convertible into or exercisable or exchangeable for any such Equity Interests or phantom Equity Interests, or any rights, warrants or options to acquire any such Equity Interests or phantom Equity Interests, or repurchase, redeem or otherwise acquire any Equity Interests or phantom Equity Interests;

(ii)    adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary within the Company Group which remains a wholly owned Subsidiary within the Company Group after consummation of such transaction;

(iii)    incur any material obligation for Indebtedness for borrowed money, whether or not evidenced by a note, bond, debenture, guarantee or similar instrument in excess of $1,000,000 in the aggregate, other than (A) under the revolving credit facility under the Credit Agreement for bona fide business purposes or (B) with respect to any Indebtedness between or among any members of the Company Group; provided that Seller shall not, and shall not permit any member of the Company Group to (1) repay any Indebtedness with respect to the term loan under the Credit Agreement (but excluding, for the avoidance of doubt, under the revolving credit facility under the Credit Agreement) or under the Indenture (including any unpaid principal or accrued interest thereon) except with respect to mandatory amortization payments or (2) refinance any Indebtedness under the Credit Agreement or the Indenture.

(iv)    sell, lease, exchange, transfer or otherwise dispose of to any Person, in a single transaction or series of related transactions (whether by merger, consolidation or sale of stock or assets or otherwise), any Equity Interests or any of its properties, assets or businesses, except (A) dispositions in the ordinary course of business of assets or properties that are obsolete, worn out or no longer fit for use in the conduct of the business of the Company Group in the ordinary course of business, (B) leases, subleases and licenses of real property, and expirations, terminations or surrenders of real property leases, subleases or licenses in accordance with their terms, in each case, in the ordinary course of business, and (C) other sales, leases or dispositions (in the ordinary course of business) of properties or assets with a fair market value not to exceed $2,500,000 individually or $5,000,000 in the aggregate;

(v)     grant to any Person any license, sublicense, covenant not to sue, immunity, authorization, consent, release, waiver or other right with respect to any material Intellectual Property or sell, assign, transfer or convey to any Person, or subject to any Lien (other than a Permitted Lien) any rights to any Intellectual Property, or cancel, abandon or allow to lapse or expire any material Intellectual Property except, in each case, in the ordinary course of business consistent with past practice;

(vi)     enter into any commercial arrangement or partnership related to tokenization, cryptocurrencies or similar activities;

(vii)    other than in the ordinary course of business consistent with past practice, accelerate the payment, funding, right to payment or collection of accounts receivable, delay the payment of accounts payable or defer expenses;

(viii)    grant any Lien (other than a Permitted Lien) on any of its material assets or properties, other than as required by existing lines of credit or other instruments of Indebtedness existing as of the date of this Agreement (for the avoidance of doubt, including the Credit Agreement) or any Indebtedness incurred after the date of this Agreement permitted in accordance with Section 4.01(b)(iii) or any Lien that will be released at or prior to the Closing;

(ix)    enter into any Related Party Contract;

(x)    subject to Section 4.02(b), acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) the capital stock or equity securities thereof or a material portion of the assets of any other Person or business, or division thereof, or any material assets, other than acquisitions of supplies, equipment or other assets for the purpose of being used in the ordinary course of business or any capital expenditure (which is governed by Section 4.01(b)(xx));

(xi)    except (A) as required under the terms of any Material Contract or Company Benefit Plan as in effect on the date of this Agreement or (B) in the ordinary course of business consistent with past practice, (1) hire any Person who would be a Company Service Provider whose annual base salary or fee would exceed $200,000, grant any bonus or any wage or salary increase or any increase in or eligibility for additional compensation to any Company Service Provider whose annual base salary or fee exceeds $200,000, or grant any increase in or eligibility for severance or termination pay (2) establish, materially amend or terminate any Company Benefit Plan (or any arrangement that would be a Company Benefit Plan if in existence on the date of this Agreement) other than renewals in the ordinary course of business consistent with past practice that do not materially increase the costs of such Company Benefit Plan, (3) terminate the employment or service, other than for cause or permanent disability, any Company Service Provider if such person’s annual base salary or fee is in excess of $200,000 or (4) accelerate the vesting or lapsing of restrictions or payment of any compensation or benefits under any Company Benefit Plan, or fund or otherwise segregate any Company Group assets to secure payment of amounts under any Company Benefit Plan;

(xii)    voluntarily certify or recognize any Union with respect to any Company Employee;

(xiii)    effectuate a “plant closing” or “mass layoff,” as those terms are defined in WARN;

(xiv)    make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company Group, except insofar as may be required by (A) IFRS (or any interpretation thereof), (B) any applicable Law, or (C) any Governmental Authority (including the International Accounting Standards Board or any similar organization);

(xv)    except in the ordinary course of business and except any surrender of or claim for Tax Group Relief, (A) make, revoke or change any material Tax elections, (B) settle or compromise any material Tax audit, claim, or assessment or any Liability for Taxes, (C) file any material amendment to a Tax Return, (D) enter into any closing agreement or obtain any Tax ruling or seek to change any Tax accounting period, (E) surrender any right to claim a refund of Taxes, (F) consent to any extension or waiver with respect to any Tax claim, assessment, or Liability or (G) prepare or file any Tax Return in a manner materially inconsistent with past practice, except as required by a change in applicable Law;

(xvi)    amend the organizational documents of any Target Company in a manner that would be materially adverse to Buyer;

(xvii)    settle or compromise any pending or threatened material Action, other than any settlements or compromises of any Action solely for monetary damages in an amount not in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(xviii)    dissolve, wind-up or liquidate a member of the Company Group;

(xix)    declare, set aside or pay any dividend or other distribution in an aggregate amount that would cause the amount of Cash held by the Company Group to be below the Target Minimum Cash Amount at the Closing, provided, that any dividend or other distribution permitted hereunder is not used to repay any Indebtedness with respect to the term loan under the Credit Agreement (but excluding, for the avoidance of doubt, under the revolving credit facility under the Credit Agreement) or under the Indenture (including any unpaid principal or accrued interest thereon) except with respect to mandatory amortization payments;

(xx)     except in accordance with the capital budget of the Company Group as set forth in Section 4.01(b)(xx) of the Seller Disclosure Letter, make or authorize any non-recurring capital expenditures or commitment for non-recurring capital expenditures, other than (A) such expenditures or commitments not in excess of $2,500,000 individually or $5,000,000 in the aggregate, or (B) to the extent paid for prior to the Closing;

(xxi)     voluntarily terminate (other than automatic termination in accordance with the terms thereof or a termination related to a default by the counterparty under the applicable Material Contract), or materially amend or modify, any Material Contract or enter into any Contract that, if in effect on the date of this Agreement, would have been a Material Contract; provided that the Company Group may enter into such amendments or new Contracts (A) the effect of which is to extend the term of such Material Contract on terms substantially similar to the terms of such Material Contract as of the date of this Agreement or (B) in the ordinary course of business (provided that no such amendment will include any of the provisions described in clauses (vii) and (xvi) of the definition of “Material Contract” set forth herein);

(xxii)     enter into any material new line of business;

(xxiii)    take or fail to take any action that would reasonably be expected to create or increase any withholding Tax or otherwise adversely affect the withholding Tax treatment applicable as of the date of this Agreement to the intercompany indebtedness, including any accrued and unpaid interest thereon, between the applicable members of the Company Group set forth on Section 4.01(b)(xxiii) of the Seller Disclosure Letter (provided that nothing in this Section 4.01(b)(xxiii) shall be construed as an admission by any Party that any withholding Tax is due with respect to such intercompany indebtedness); or

(xxiv)    resolve, authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.

(c)    Affirmative Covenants of Buyer. During the Pre-Closing Period, except (i) as required by applicable Law, Judgment or a Governmental Authority, (ii) as permitted or required by this Agreement, (iii) as set forth in Section 4.01(c) of the Buyer Disclosure Letter, or (iv) with the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to carry on the business of Buyer in the ordinary course of business in all material respects; provided that no action by Buyer with respect to matters specifically addressed by any subsection of Section 4.01(d) shall be deemed to be a breach of this Section 4.01(c) unless such action would constitute a breach of Section 4.01(d). Notwithstanding the foregoing, the failure of Buyer to take or cause to be taken an action prohibited by Section 4.01(d) shall in no event be deemed to constitute a breach of this Section 4.01(c).

(d)    Negative Covenants of Buyer. During the Pre-Closing Period, except (i) as required by applicable Law, Judgment or a Governmental Authority, (ii) as required by this Agreement, (iii) as set forth in Section 4.01(d) of the Buyer Disclosure Letter, or (iv) as consented to in writing by Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not permit any other member of the Buyer Group to:

(i)    issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any of its Equity Interests, any securities convertible into or exercisable or exchangeable for any such Equity Interests, or any rights, warrants or options to acquire any such Equity Interests, except (A) for the issuance of options, warrants (including any Customer Warrants), restricted stock units, performance stock units and other equity or equity-linked awards, or any Buyer Ordinary Shares in respect thereof, in the ordinary course of business, (B) subject to Section 4.02(b) and following reasonable consultation with Seller, issuances of Buyer Ordinary Shares, or Equity Interests convertible into Buyer Ordinary Shares, with an aggregate value of up to $500,000,000 or (C) transactions solely between or among members of the Buyer Group;

(ii)    except for transactions solely between or among members of the Buyer Group, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any capital shares or other equity voting interests;

(iii)    adjust, split, combine, subdivide or reclassify any capital shares or other equity or voting interests (including the Buyer Ordinary Shares), except for any such transaction by a wholly owned Subsidiary of Buyer which remains a wholly owned Subsidiary within the Buyer Group after consummation of such transaction;

(iv)    make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Buyer Group, except insofar as may be required by (A) IFRS (or any interpretation thereof), (B) any applicable Law, including Regulation S-X under the Securities Act, or (C) any Governmental Authority (including the International Accounting Standards Board or any similar organization);

(v)     amend the organizational documents of Buyer;

(vi)    consummate or effect any plan of complete or partial liquidation or dissolution of Buyer; or

(vii)    resolve, authorize, commit or agree, in writing or otherwise, to take any of the foregoing actions.

(e)    No Control of Operations. Nothing contained in this Section 4.01 or otherwise in this Agreement is intended to give Seller or Buyer, directly or indirectly, the right to control or direct the other Party’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 4.02.    Appropriate Action; Consents; Filings.

(a)    On the terms and subject to the conditions set forth in this Agreement (including those set forth in this Section 4.02), Buyer and Seller shall each use their respective reasonable best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including providing, and causing their respective Affiliates to provide, all information, documentation and assistance reasonably required to obtain any regulatory approvals (including any change in control approvals), in each case promptly, accurately and in complete form, (ii) obtain from any Governmental Authorities any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by Buyer, Seller, any member of the Company Group or any other member of the Buyer Group or any of their respective Affiliates in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the Transactions, (iii) make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law, (iv) avoid the entry of, or have vacated or terminated, any order that would restrain, prevent or delay the Closing, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (v) execute and deliver any additional instruments necessary to consummate the Transactions. No Party shall consent to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)    Each of Buyer and Seller agrees that, during the Pre-Closing Period, without the prior written consent of the other Party (provided, that with respect to the actions contemplated by clause (ii) below, any such consent shall not be unreasonably withheld, conditioned or delayed), neither it nor any of its Subsidiaries shall (i) take any action or propose, announce an intention or agree, in writing or otherwise, to take any action or that would reasonably be expected to prevent, materially impair or materially delay the consummation of the Transactions or (ii) without limiting the generality of the foregoing, directly or indirectly, acquire, propose, announce an intention or agree, in writing or otherwise, to acquire (whether by merger, consolidation, stock or asset purchase, or otherwise) or make, propose, announce an intention or agree, in writing or otherwise, to make any investment in any corporation, partnership, limited liability company, joint venture, or other business organization if such acquisition or investment would reasonably be expected to materially delay, materially impair or materially increase the risk of not obtaining any approval, consent, registration, waiver, permit, authorization, exemption, clearance, order and other confirmation from any Governmental Authority necessary to consummate the Transactions or prevent, materially impair or materially delay the consummation of the Transactions, including under any Antitrust Law or Investment Screening Law.

(c)    In furtherance of the foregoing, Buyer and Seller shall cooperate with each other and shall use their respective reasonable best efforts to (i) within 15 Business Days of the date of this Agreement, file or have filed required Notification and Report Forms under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice (and to seek early termination of the waiting period under the HSR Act), (ii) within 15 Business Days of the date of this Agreement file or have filed any other notifications, submissions or filings (including in draft form, where applicable) required pursuant to any other applicable Antitrust Law, and as set forth in Section 4.02(c) of the Seller Disclosure Letter, (iii) as promptly as reasonably practicable and in any event within 102 days of the date of this Agreement, submit the necessary forms or make the appropriate filings in connection with the FCA Approval, the ICAEW Approval, the GFSC Approval and the BaFin Approvals, (iv) within ten Business Days of the date of this Agreement, submit (based on the applicable member of the Buyer Group’s general practices with respect to such filings or similar filings) a notification via the Buyer Group’s online access in respect of the change of the shareholding structure of each of Bullish HK Markets Limited and Bullish HK Operations Limited and change of the share capital of Buyer to the appropriate Governmental Authority; (v) within ten Business Days of the date of this Agreement (or such shorter period to the extent required by applicable Law), submit (based on the applicable member of the Buyer Group’s general practices with respect to such filings or similar filings) a notification in the form set forth in Section 4.02(c) of the Seller Disclosure Letter in respect of each Money Transmitter License to the appropriate Governmental Authority indicating that the Parties have entered into this Agreement and describing the Transactions, (vi) as promptly as reasonably practicable and in any event within 102 days of the date of this Agreement, make such filings and submissions required to be made by it in connection with obtaining such Money Transmitter Requirement Approvals, in such form and including such content as the parties shall agree upon and cooperate to assemble in good faith (except with respect to such jurisdictions where the parties agree that no Money Transmitter Requirement Approval or filing or submission in connection therewith is required or advisable), (vii) as promptly as reasonably practicable and in any event within 102 days, make, or cause to be made, such filings and submissions required to be made by it in connection with the New York Approvals, and Buyer shall use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 4.02 to receive the New York Approvals as soon as reasonably practicable after the date of this Agreement, and (viii) as promptly as reasonably practicable following the date of this Agreement, submit the necessary forms or drafts or appropriate filings in connection with any approvals or clearances set forth on Section 5.01(b)(ii) of the Seller Disclosure Letter. Further, Buyer shall, or shall cause its Subsidiaries to, as applicable, in consultation and cooperation with Seller, use reasonable best efforts to take all necessary actions in accordance with Money Transmitter Requirements to amend the Money Transmitter Applications to reflect the anticipated change of control as a result of the Transactions. Any Money Transmitter Application for which the requisite consent, approval or clearance, as applicable, is granted by the applicable Governmental Authority in a jurisdiction shall no longer be a Money Transmitter Application and shall instead be considered a Money Transmitter License. Buyer and Seller may mutually agree to delay the timing of any filings set forth in this Section 4.02(c) (and no such agreement to delay shall be unreasonably withheld, conditioned or delayed), including in circumstances where it is standard practice to engage in pre-filing discussions with such Governmental Authority prior to making such filing. During the Pre-Closing Period, Buyer shall not, and shall not permit any other member of the Buyer Group to, submit any application for a new Money Transmitter License without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(d)    Buyer will pay all filing and similar fees to any Governmental Authority in connection with any consent of any Governmental Authority required or contemplated by this Agreement.

(e)    Notwithstanding Section 4.02(a), (i) without the prior written consent of Buyer, Seller shall not take, or agree to take, any action in connection with the matters set forth in this Section 4.02 that would be binding on the Company Group after the Closing, and (ii) without the prior written consent of Seller, Buyer shall not take, or agree to take, any action in connection with the matters set forth in this Section 4.02 that would be binding on the Company Group prior to the Closing. Without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), Buyer shall not make registrations, notifications or filings not expressly contemplated by this Section 4.02 or engage with any Governmental Authority in any manner in relation to any applicable Law pursuant to which prior to the Closing a filing or notification has not been made, except for registrations, notifications, filings or routine correspondence with any Governmental Authority made in the ordinary course of business and that are unrelated to the Transactions. Without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not make registrations, notifications or filings not expressly contemplated by this Section 4.02 or engage with any Governmental Authority in any manner in relation to any applicable Law pursuant to which prior to the Closing a filing or notification has not been made, except for registrations, notifications, filings or routine correspondence with any Governmental Authority made in the ordinary course of business and that are unrelated to the Transactions.

(f)    Without limiting this Section 4.02, Buyer agrees to take any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the Closing to occur as promptly as reasonably practicable, including (i) proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing, or disposition of such assets or businesses of any member of the Company Group or Buyer Group, (ii) otherwise taking or committing to take actions that limit any member of the Buyer Group’s freedom of action with respect to, or their ability to retain, any of the businesses, product lines, or assets of the Company Group or of the Buyer Group, in each case, as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding that would otherwise have the effect of preventing or delaying the Closing and (iii) defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would have the effect of preventing or delaying the Closing; provided that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 4.02 shall (A) require Buyer or any of its Affiliates to take (and Seller shall not take, without the prior written consent of Buyer) any action with respect to Buyer or any of its Affiliates or the Company Group that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the financial condition or results of operations of (i) the Buyer Group, taken as a whole (but with any such actions being measured on a company the size of the Company Group, taken as a whole, for purposes of determining a material adverse effect), or (ii) the Company Group, taken as a whole; provided, however, that in the event such actions are taken with respect to both the Buyer Group, on the one hand, and the Company Group, on the other hand, such aggregate actions shall in all cases be measured in the aggregate based on a company the size of the Company Group, taken as a whole, for purposes of determining a material adverse effect; provided, further, that Buyer shall be entitled to compel the Company Group to agree to take any of the foregoing actions so long as the effectiveness thereof is conditioned upon the consummation of the Closing. In the event that any of the foregoing actions are taken with respect to the Non-Core Business pursuant to this Section 4.02, Buyer and Seller shall engage in good faith to equitably modify the terms of Section 4.17 and Exhibit D to account for the effects thereof and to provide the Parties with the intended benefit of such terms.

(g)    Each of Buyer and Seller agree that, during the Pre-Closing Period, it will not, without the prior written consent of the other Party, (i) withdraw any filing under any Antitrust Law or Investment Screening Law or (ii) enter into any timing agreement with any Governmental Authority.

(h)    Subject to applicable limitations and instructions of any Governmental Authority under applicable Law, each of Buyer and Seller shall promptly notify the other Party of any written communication it or any of its Affiliates receives from any Governmental Authority relating to the Transactions and permit the other Party a reasonable opportunity to review in advance any proposed substantive communication by such Party to any Governmental Authority. Prior to the Closing, neither Buyer nor Seller, nor any of their respective Affiliates or Representatives shall contact, communicate with, submit any documentation to, or make any filing with any Governmental Authority in connection with any of the Transactions without providing the other Party or its counsel the ability to review in advance any such communication, documentation or submission. To the extent practicable under the circumstances, no Party shall agree to participate in any substantive meeting with any Governmental Authority in respect of any filings, investigations (including any settlement of an investigation), litigation or other inquiry unless it consults with the other Party in advance and, where permitted, allows the other Party to participate. Subject to applicable legal limitations and instructions of any Governmental Authority, Buyer and Seller will: (i) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as any other Party may reasonably request in connection with its communications with any Governmental Authority, (ii) provide each other with copies of all written correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of such Governmental Authority’s staff, on the other hand, with respect to this Agreement and the Transactions and (iii) prior to submitting any substantive material written communication to any Governmental Authority, permit the other Party and their counsel a reasonable opportunity to review such communication in advance, and consider in good faith the views of the other Party provided in a timely manner in connection with such communication; provided, however, that materials and communications may be redacted as necessary to (x) comply with contractual obligations or restrictions, (y) address reasonable attorney-client or other privilege or confidentiality concerns or (z) protect the confidentiality of competitively sensitive information.

SECTION 4.03.    Public Announcements. Buyer and Seller shall consult (and shall cause their respective Affiliates to consult) with each other before issuing, and give each other the opportunity to review and comment upon (which comments each Party shall take into account in good faith), any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system to which any Party is subject, in which case the Party required to make such disclosure shall use its reasonable best efforts to allow, to the extent legally permitted, each other Party reasonable time to comment on such disclosure in advance of its issuance, (b) to the extent such press release or public statement is consistent in all material respects with prior public communications previously consented to by the other Party or (c) to the extent any such press release or public statement relates to any dispute between (x) Seller and the Company Group, on the one hand, and (y) Buyer, on the other hand, with respect to this Agreement or the Transactions. The Parties agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the Parties (the “Initial Press Release”). Notwithstanding the foregoing, this Section 4.03 shall not apply to any press release or other public statement made by any Party which is consistent in all material respects with the Initial Press Release and the terms of this Agreement and does not contain any information relating to the other Party that has not been previously announced or made public in accordance with the terms of this Agreement.

SECTION 4.04.    Access to Information.

(a)    During the Pre-Closing Period, Seller shall afford, and shall cause the members of the Company Group and each of its and their respective Representatives to afford, to Buyer and its Representatives, reasonable access during normal business hours to Seller’s and the Company Group’s officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing with respect to the negotiation of the terms of this Agreement) and Seller shall, and shall cause the members of the Company Group and each of its and their respective Representatives to, furnish promptly to Buyer and its Representatives, such information concerning its and their business, personnel, assets, Governmental Authority, customer, vendor and agent relationships, liabilities and properties as Buyer and its Representatives may reasonably request (other than any of the foregoing with respect to the negotiation of the terms of this Agreement); provided, however, that Buyer and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Seller or any members of the Company Group; provided, further that (A) neither Seller nor any member of the Company Group shall be obligated to provide such access or information if doing so would, or would reasonably be expected to, (i) result in the disclosure of Trade Secrets or competitively sensitive information to third parties (other than, for the avoidance of doubt, Buyer and its Representatives), (ii) violate applicable Law or an applicable Judgment, (iii) jeopardize, on the advice of outside legal counsel, the protection of an attorney-client privilege, attorney work product protection or other legal privilege; provided that, in each case, Seller and the members of the Company Group have used reasonable best efforts to provide such access or disclose such information in a manner that does not result in such a disclosure, violation or jeopardization, (iv) impair, delay or prevent any required approvals, or expiration of the waiting period, under Antitrust Laws or Investment Screening Laws or (v) expose Seller or any members of the Company Group to risk of liability under applicable Law for disclosure of personal information and (B) such activities shall not involve any environmental sampling or testing.

(b)    During the Pre-Closing Period, Buyer shall, upon reasonable advance notice and at reasonable intervals, make available its senior management team (including those responsible for financial matters) to meet with Seller and its Representatives during normal business hours to discuss Buyer’s financial condition, results of operations and any material developments affecting Buyer or its business. In connection with such meetings, Buyer shall furnish to Seller and its Representatives such reasonably available information relating to the foregoing matters as Seller may reasonably request; provided that (A) neither Buyer nor any member of the Buyer Group shall be obligated to provide such access or information if doing so would, or would reasonably be expected to, (i) result in the disclosure of Trade Secrets or competitively sensitive information to third parties (other than, for the avoidance of doubt, Seller and its Representatives), (ii) violate applicable Law or an applicable Judgment, (iii) jeopardize, on the advice of outside legal counsel, the protection of an attorney-client privilege, attorney work product protection or other legal privilege; provided that, in each case, Buyer and the members of the Buyer Group have used reasonable best efforts to provide such access or disclose such information in a manner that does not result in such a disclosure, violation or jeopardization, (iv) impair, delay or prevent any required approvals, or expiration of the waiting period, under Antitrust Laws or Investment Screening Laws or (v) expose Buyer or any members of the Buyer Group to risk of liability under applicable Law for disclosure of personal information. During the Pre-Closing Period, Buyer shall provide Seller with reasonable advanced written notice and shall reasonably consult with Seller prior to consummating, or entering into any definitive agreement in respect of, any merger, acquisition, business combination or similar strategic transaction; provided that Buyer’s consummation of, or entry into any definitive agreement in respect of, any such merger, acquisition, business combination or similar strategic transaction shall remain subject to the other limitations set forth in this Agreement.

(c)    Until the Closing, all information provided under this Section 4.04 will be subject to the terms of the nondisclosure agreement dated as of October 8, 2025, by and between Buyer and Seller (the “Nondisclosure Agreement”).

SECTION 4.05.    Retention and Access to Records. For a period (such period, the “Information Maintenance Period”) of at least the longer of (a) seven years following the Closing Date and (b) the applicable periods of time required under applicable Laws, Buyer shall maintain all books and records of the Company Group with respect to matters relating to Seller’s ownership of the Company Group on or prior to the Closing Date (the “Pre-Closing Seller Records”). Upon reasonable prior written notice and at Seller’s sole cost and expense, Seller shall have reasonable access to the Pre-Closing Seller Records, and any individuals responsible for maintenance of the Pre-Closing Seller Records, to the extent that such access may reasonably be required in connection with matters relating to or affected by the operations of the Company Group prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice, during normal business hours, under reasonable circumstances and at Seller’s sole cost and expense, and Seller hereby covenants and agrees that any request for information shall be conducted in such a manner as not to unreasonably disrupt the normal operations of Buyer or the Company Group. During the Information Maintenance Period, Buyer shall furnish copies of the Pre-Closing Seller Records to Seller promptly upon such reasonable request of Seller. The Information Maintenance Period shall be extended in the event that any action, litigation, investigation or proceeding has been commenced or is pending or threatened at the termination of such Information Maintenance Period, and such extension shall continue until any such litigation or investigation has been settled through judgment or otherwise or is no longer pending or threatened.

SECTION 4.06.    Indemnification and Insurance.

(a)    For a period of six years after the Closing, Buyer shall, to the fullest extent permitted by applicable Law, cause all rights to indemnification, exculpation and advance of expenses by the Company Group existing in favor of the Company Group’s present and former directors, managers, officers, employees, and agents (collectively, the “Indemnitees”), in each case in their capacities as such, in each case as in effect as of immediately prior to the Closing, to be maintained in full force and effect and observed by the Company Group, it being the intent of the Parties that the Indemnitees shall continue to be entitled to such indemnification, exculpation and advancement of expenses to the fullest extent (i) as would have been permitted under the organizational documents of the Company Group in effect as of the date of this Agreement or (ii) permitted pursuant to any agreement that provides for indemnification by the Company Group for the foregoing Persons in effect as of the date of this Agreement. Buyer shall cause the Company Group to retain or include in the organizational documents of the Company Group any indemnification provision or provisions, including provisions respecting the advancement of expenses, in effect immediately prior to the Closing for the benefit of each of the Indemnitees and shall not thereafter amend the same (except to the extent that such amendment preserves, increases or broadens the indemnification or other rights theretofore available to such Indemnitees). If, after the Closing, any member of the Company Group merges into, consolidate with, or transfer all or substantially all of its assets to another Person, then, and in each such case, Buyer shall cause such member of the Company Group to make proper provision so that the surviving or resulting entity or the transferee in such transaction shall assume the obligations of such member of the Company Group under this Section 4.06(a). The obligations set forth in this Section 4.06(a) shall continue for a period of six years following the Closing and shall continue in effect thereafter with respect to any action, suit, or proceeding commenced prior to the sixth anniversary of the Closing Date, and such obligations are intended to benefit each Indemnitee who has held such capacity on or prior to the Closing Date and is either a party to an indemnification agreement with Seller or any member of the Company Group or now or hereafter is entitled to indemnification or advancement of expenses pursuant to any provisions contained in the organizational documents of Seller or any member of the Company Group.

(b)    At or prior to the Closing, Buyer shall, at its sole cost and expense, purchase fully prepaid and noncancelable “tail” policies providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any member of the Company Group’s directors’ and officers’ liability insurance policies as of the Closing (the “Current D&O Policies”), for a period of six years following the Closing with respect to matters occurring on or prior to the Closing, with terms, conditions and limits that are at least as favorable to those Persons as the coverage provided under the Current D&O Policies, from insurers with an A.M. Best Financial Strength Rating of at least A-; provided that Buyer shall not be required to expend an amount in excess of 300% of the aggregate premium currently paid by the Company Group for the Company Group’s respective directors’ and officers’ liability insurance. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any member of the Company Group or any of their respective directors or officers, it being understood and agreed that the policy provided for in this Section 4.06(b) is not prior to or in substitution for any such claims under such policies.

(c)    The provisions of this Section 4.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnitee may have under the under the organizational documents of Seller or any member of the Company Group as in effect on the date of this Agreement or by contract or otherwise. The obligations of Buyer under this Section 4.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 4.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 4.06 applies and their heirs and representatives shall be third-party beneficiaries of this Section 4.06).

(d)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Seller or the Company Group for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 4.06 is not prior to or in substitution for any such claims under such policies.

SECTION 4.07.    Employee Matters.

(a)    From the Closing Date and through the first anniversary of the Closing Date, Buyer shall provide, or cause to be provided, to each employee of any member of the Company Group immediately prior to the Closing Date (each, a “Continuing Employee”) (x) an annual base salary or base wage rate, as applicable that is no less favorable than the annual base salary or base wage rate provided to such Continuing Employee immediately prior to the Closing Date, (y) termination and severance payments and benefits upon a qualifying termination under applicable Laws or any Company Benefit Plans that are bilateral agreements in effect immediately prior to the Closing Date, that are no less favorable than the severance payments and benefits that such Continuing Employee would be entitled to upon a qualifying termination under such applicable Laws or such Company Benefit Plans in effect immediately prior to the Closing Date and (z) other compensation and benefits (other than change-in-control, retention, long-term incentive (e.g., LTIP), equity and equity-based, severance, post-termination, non-qualified deferred compensation, defined benefit pension, plans and arrangements) that are substantially comparable and no less favorable in the aggregate, to the compensation and benefits (other than change-in-control, retention, long-term incentive (e.g. LTIP), equity and equity-based, severance, non-qualified deferred compensation, post-termination, defined benefit pension plans and arrangements) provided to such Continuing Employee immediately prior to the Closing Date. Buyer further agrees that, from and after the Closing Date, Buyer shall cause the applicable member of the Company Group to grant each of its Continuing Employees credit for all service with the Company Group earned prior to the Closing Date (including, for the avoidance of doubt, credit for all service currently recognized by the Company Group in respect of service with any entity previously acquired by the Company Group) (i) for eligibility and vesting purposes, (ii) for purposes of vacation accrual and severance benefit determinations, under each benefit or compensation plan, program, agreement or arrangement that may be established or maintained by Buyer or the Company or any of their respective Subsidiaries on or after the Closing Date (the “New Plans”) provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits and (iii) as required by applicable Laws. In addition, Buyer hereby agrees that Buyer shall use commercially reasonable efforts to (A) cause to be waived all pre-existing condition exclusions, actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under the New Plans to the extent waived or satisfied by a Continuing Employee (or covered dependent thereof) as of the Closing Date and (B) cause any covered expenses incurred on or before the Closing Date by each Continuing Employee (or covered dependent thereof) under each Company Benefit Plan that is a group health plan to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions with respect to the applicable plan year in which the Closing Date occurs under any applicable New Plan that is a group health plan. Nothing contained herein, express or implied, is intended to confer upon any Continuing Employee of the Company Group any right to continued employment for any period. Nothing contained in this Section 4.07 (whether express or implied) shall be considered or deemed to establish, amend, or modify any Company Benefit Plan or to confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the Parties to this Agreement.

(b)    Prior to the Closing, Seller shall request prior to the initiation of the requisite shareholder approval procedure under Section 4.07(c), a waiver of the right to receive payments that would constitute “parachute payments” under Section 280G of the Code and the regulations promulgated thereunder (a “Parachute Payment Waiver”) from each person whom Seller reasonably believes is, with respect to the Company Group, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite shareholder approval procedure under Section 4.07(c), and whom Seller believes might otherwise receive, has received, or has the right or entitlement to receive any parachute payment under Section 280G of the Code, and Seller shall have delivered each such Parachute Payment Waiver to Buyer at least two days before the Closing Date. No less than ten Business Days prior to the Closing Date, Buyer shall provide Seller a summary of all material information and documentation reasonably necessary for shareholder approval and Parachute Payment Waiver purposes relating to any new payments or benefits to be provided by Buyer or any of its Affiliates that could reasonably be expected to constitute “parachute payments” under Section 280G of the Code and the regulations promulgated thereunder, and Buyer shall have a reasonable opportunity to review and comment on all such materials, which comments the Company Group shall consider in good faith. Notwithstanding anything in this Section 4.07(b) or Section 4.07(c) or otherwise in this Agreement to the contrary, to the extent Buyer has provided inaccurate information, or Buyer’s omission of information has resulted in inaccurate or incomplete information and as a result of such inaccurate or incomplete information Seller is unable to fully satisfy its obligations hereunder, there shall be no breach of the covenants contained in Section 4.07(b) or Section 4.07(c) or the representation contained in Section 2.14(j)(vi).

(c)    At least one Business Day prior to the Closing Date after Buyer’s receipt of each Parachute Payment Waiver, Seller shall request the approval by such number of shareholders or unitholders as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments or benefits provided pursuant to Contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the Disqualified Individuals under Section 4.07(a), might otherwise result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such approval to be obtained in a manner which is intended to satisfy all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. Seller shall forward to Buyer prior to submission to the applicable shareholders or unitholders, copies of all material documents and calculations prepared for purposes of complying with this provision.

(d)    (i) At least ten Business Days prior to the Closing, Seller shall, and shall cause each applicable member of the Company Group to, adopt resolutions (which shall be delivered to Buyer for review at least five Business Days in advance of any such date of adoption and Seller shall include any reasonable comments from Buyer thereon in good faith), approving the following treatment in connection with the Equiniti LTIPs (the “LTIP Treatment”): (A) termination of the Equiniti LTIPs and all awards thereunder (a holder of such an award, an “Equiniti LTIP Holder”) effective as of immediately prior to the Closing, but contingent upon the occurrence of the Closing, and (B) entry by the applicable member of the Company Group into a cash-out letter agreement (each, an “LTIP Cash-Out Letter”) with each Equiniti LTIP Holder, pursuant to which the awards held by such Equiniti LTIP Holder under the Equiniti LTIPs that are outstanding as of immediately prior to the Closing will be cancelled and such Equiniti LTIP Holder will forfeit all rights thereto in exchange for a cash payment, in accordance with the terms of such LTIP Cash-Out Letters, including execution of a release of claims and other terms set forth on Section 4.07(d) of the Seller Disclosure Letter and reasonably acceptable to Buyer, and (ii) shall use reasonable efforts to obtain duly executed and unrevoked LTIP Cash-Out Letters from each Equiniti LTIP Holder under the Equiniti LTIPs at least seven days prior to the Closing. Seller shall provide to Buyer a copy of the resolutions and form (or forms) of LTIP Cash-Out Letter, including the amount of cash-out payments and any other material written communications to be delivered to any Equiniti LTIP Holder, for its review and comment prior to distribution, and Seller shall include any reasonable comments from Buyer thereon in good faith. During the Pre-Closing Period, Seller shall reasonably cooperate with Buyer and notify Buyer, as soon as reasonably practicable upon Buyer’s request, of the progress of obtaining signed LTIP Cash-Out Letters. For a period of two years following Closing Date (the “Indemnity Period”), Seller shall indemnify each member of the Buyer Group and the Company Group, and each of their respective Representatives and Related Parties (collectively, the “Buyer Indemnitees”) and hold them harmless from and against any and all direct, out-of-pocket damages, losses, Liabilities, costs and expenses (including reasonable attorneys’ fees and disbursements, along with any employer Liabilities for Taxes in connection therefor) actually incurred by a Buyer Indemnitee, to the extent reasonably documented, as a result of any Action with respect to the LTIP Treatment by or on behalf of an Equiniti LTIP Holder, except to the extent such losses, Liabilities, costs or expenses directly arise out of, or result from, the fraud, bad faith or willful misconduct of any such Buyer Indemnitee. Seller and Buyer shall take such other actions in connection with the LTIP Treatment as set forth on Section 4.07(d) of the Seller Disclosure Letter. Any claims for indemnification pursuant to this Section 4.07(d) that are asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the applicable Buyer Indemnitee to Seller prior to the expiration of the Indemnity Period shall not thereafter be barred by the expiration of the Indemnity Period and such claims shall survive until finally resolved. Buyer shall, or shall cause an Affiliate (including, following the Closing, the Company Group), to make payments to the Equiniti LTIP Holders in accordance with the terms of the LTIP Cash-Out Letters. As soon as reasonably practicable following the final determination of the Post-Closing LTIP Cash-Out Letters Payment Amount by Seller and Buyer, Buyer shall recover such amount from the Buyer Ordinary Shares issued to Orbit I and Orbit II pursuant to Section 1.08 (including any such Ordinary Shares that may be held by Seller), and a number of such Buyer Ordinary Shares that are equal in value to such amount (calculated using the Average VWAP for the 30-day period before the first anniversary of the Closing Date) shall promptly be returned to the treasury account of Buyer.

(e)    From the Closing through the end of the Indemnity Period (or if later the expiration of the Lenvi LTIP pursuant to its terms), Seller shall indemnify each Buyer Indemnitee and hold them harmless from and against any and all direct, out-of-pocket damages, losses, Liabilities, costs and expenses (including reasonable attorneys’ fees and disbursements, along with any employer Liabilities for Taxes in connection therefor) actually incurred by a Buyer Indemnitee, to the extent reasonably documented, with respect to the Lenvi LTIP by or on behalf of any participant in the Lenvi LTIP as of immediately prior to the Closing, except to the extent such losses, Liabilities, costs or expenses directly arise out of, or result from, the fraud, bad faith or willful misconduct of any such Buyer Indemnitee provided that any such damages, losses, Liabilities, costs and expenses shall be calculated on the basis that base purchase price of the transaction triggering such amounts was $100,000,000. Any claims for indemnification pursuant to this Section 4.07(e) that are asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the applicable Buyer Indemnitee to Seller prior to the expiration of the Indemnity Period shall not thereafter be barred by the expiration of the Indemnity Period and such claims shall survive until finally resolved. Buyer shall be entitled to recover any indemnifiable amounts described herein from the Buyer Ordinary Shares issued to Orbit I and Orbit II pursuant to Section 1.08 (including any such Ordinary Shares that may be held by Seller), and a number of such Buyer Ordinary Shares that are equal in value to such amount (calculated using the Average VWAP for the 30-day period before the date of settlement of such Action or incurrence of Liability as the case may be) shall promptly be returned to the treasury account of Buyer. Notwithstanding the foregoing, in the event the Option is exercised and the Divestiture is consummated, the Lenvi LTIP and the related obligations set forth in this Section 4.07(e) shall be assumed by the acquiror of the Non-Core Business (including pursuant to the Divestiture Agreement). From and after the Closing, to the extent the Lenvi LTIP and such related obligations are not so assumed by the acquiror of the Non-Core Business, (i) without the written consent of Seller, Buyer shall not, and shall cause its Affiliates (including, following the Closing, the Company Group) not to, take any action to modify the terms of the Lenvi LTIP or any outstanding awards or grant any awards or rights thereunder to increase Liabilities thereunder (unless required under applicable Law or otherwise determined by a court of competent jurisdiction) and (ii) without limiting the indemnification of Seller as set forth under this Agreement with respect to the Lenvi LTIP, if and when any amounts become payable in respect of the Lenvi LTIP as reasonably determined in good faith by Buyer, Buyer shall, or shall cause an Affiliate (including, following the Closing, the Company Group), to make such payments to participants in accordance with such terms.

(f)    Seller shall indemnify and defend the Buyer Indemnitees against, and shall hold each Buyer Indemnitee harmless from, any losses, Liabilities, costs or expenses resulting from, arising out of or incurred by such Buyer Indemnitee in connection with, or otherwise with respect to the matters set forth on Section 4.07(f) of the Seller Disclosure Letter, on the terms and subject to the conditions set forth in Section 4.07(f) of the Seller Disclosure Letter. Buyer shall be entitled to recover any indemnifiable amounts described herein from the Buyer Ordinary Shares issued to Orbit I and Orbit II pursuant to Section 1.08 (including any such Ordinary Shares that may be held by Seller), and a number of such Buyer Ordinary Shares that are equal in value to such amount (calculated using the Average VWAP for the 30-day period before the date of settlement of such Action or incurrence of such losses, Liabilities, costs or expenses, as the case may be) shall promptly be returned to the treasury account of Buyer.

(g)    Prior to the Closing Date, if requested by Buyer in writing at least 15 days prior to the Closing Date, Seller shall, or shall cause the applicable member of the Company Group to, adopt resolutions to terminate the Equiniti 401(k) Plan (the “401(k) Plan”) effective no later than the day immediately preceding the Closing. The Company shall deliver to Buyer, no later than the day immediately preceding the Closing Date, an executed copy of such resolutions. Prior to the adoption thereof, Seller shall provide to Buyer copies of all such resolutions for its review and Seller shall include any reasonable comments from Buyer in good faith. Buyer, Seller, and the applicable member of the Company Group shall reasonably cooperate in good faith and take reasonable actions (including, if necessary, adoption of plan amendments) to ensure that, to the extent reasonably practicable, in connection with any such termination of any such 401(k) Plan, participants in any the 401(k) Plan with outstanding loan balances under such 401(k) Plan prior to the termination of the 401(k) Plan may, at the election of each such participant, rollover such loan balances to the Buyer’s 401(k) plan and continue repayment of such 401(k) Plan loans in accordance with the terms of such loans and Buyer’s 401(k) plan.

(h)    Prior to the Closing, if and solely to the extent reasonably requested by Buyer, Seller, and the applicable member of the Company Group, shall reasonably cooperate in good faith with Buyer regarding potential termination of Company Benefit Plans following the Closing in connection with integration, including providing information regarding such Company Benefit Plans that is reasonably requested by Buyer and which is reasonably available to the applicable member of the Company Group; provided that, for the avoidance of doubt, absent the prior written consent of Seller, in no event shall this covenant require Seller or any member of the Company Group to terminate any Company Benefit Plan, provide notice of termination or modification of any Company Benefit Plan, or make any additional contributions to, or changes to funding in respect of, any Company Benefit Plan.

(i)    This Section 4.07 shall be binding upon and inure solely to the benefit of each of the Parties, and nothing in this Section 4.07, express or implied, shall confer upon any Company Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 4.07. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of Buyer, the members of the Company Group or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent Buyer, the members of the Company Group or any of their respective Affiliates from terminating the employment of any Continuing Employee following the Closing. The Parties acknowledge and agree that the terms set forth in this Section 4.07 shall not create any right in any Employee or any other Person to any continued employment with Buyer, the members of the Company Group or any of their respective Affiliates, or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Employee, on the one hand, and Buyer, the members of the Company Group or any of their respective Affiliates, on the other hand.

SECTION 4.08.    Notification of Certain Matters. During the Pre-Closing Period, Seller and Buyer shall promptly notify the other of:

(a)    any material notice or other material communication received by such Party from any Governmental Authority in connection with the Transactions;

(b)    to the extent that such Party is aware of such communication, any written communication from any Person alleging that the consent of such Person is or may be required in connection with Transactions or the subject matter of which could be material to the Company Group or the Buyer Group or the Transactions;

(c)    any Action commenced or threatened against such Party or any of its Affiliates which relates to the Transactions, or that, if pending on the date of this Agreement, would have been required to be disclosed by such Party pursuant to Section 2.16 or Section 3.11, as applicable; or

(d)    the discovery of any Effect that, or the occurrence or non-occurrence of any Effect the occurrence or non-occurrence of which, would, individually or in the aggregate, cause or result in (or would reasonably be expected to cause or result in) any of the conditions to the Closing set forth in Article V not being satisfied or satisfaction of those conditions being prevented, materially delayed or materially impaired in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 4.08 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available under this Agreement to the Party receiving such notice.

SECTION 4.09.    Confidentiality.

(a)    The terms of the Nondisclosure Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Nondisclosure Agreement shall automatically terminate without any further action or consent of any Person and cease to have any force or effect and none of the parties thereto shall have any further liability or obligation thereunder. If this Agreement is validly terminated prior to the Closing, then the Nondisclosure Agreement shall continue in full force and effect in accordance with its terms.

(b)    Subject to Section 4.09(c), from and after the Closing, Seller shall, and shall cause its Affiliates to, and shall instruct its and their respective Representatives to, hold in confidence, and not use, any and all confidential, proprietary and non-public information and materials, whether in written, verbal, graphic or other form, concerning the Company Group, Buyer or any of their respective Affiliates (including, for the avoidance of doubt, any information related to the Company Group’s clients, employees, agents or other service providers, and including any information with respect to compensation or other fee structures and any amounts related thereto). Seller shall, and shall cause its Affiliates to, and shall instruct its and their respective Representatives to, take the same degree of care to protect such confidential information that such Person uses to protect such Person’s own confidential information of a similar nature, which shall be no less than a reasonable degree of care. Seller agrees to accept responsibility for any breach of this Section 4.09 by any of its Affiliates or any of its or its Affiliates’ Representatives.

(c)    Section 4.09(b) shall not prohibit disclosure or use of any information if and to the extent: (i) the disclosure or use is required to enforce Seller’s rights under this Agreement, (ii) the information is or becomes publicly available (other than by breach of the Nondisclosure Agreement or of this Agreement) or is independently developed (without use of or reference to any such confidential information) after Closing, (iii) Buyer has given prior written approval to the disclosure or use, (iv) the disclosure or use is required by applicable Law, any Governmental Authority or any recognized stock exchange on which the shares of any Party, Seller or any of their respective Affiliates or Buyer or any of its Affiliates are listed (including where this is required as part of any actual or potential offering, placing or sale of securities of that Party or its Affiliates), (v) Buyer and Seller mutually agree that the disclosure is reasonably necessary to obtain any of the consents or approvals contemplated by this Agreement, (vi) the disclosure is made by Seller or its Affiliates to current or prospective fund investors, trade press, industry bodies, professional intermediaries and otherwise as part of its normal internal or external reporting processes and communication processes and policies provided that such disclosure is restricted to details confirming Seller’s interest in the Company Group prior to the Closing, its investment strategy, the price paid by Seller for the shares of the Target Companies and the proceeds (on a multiple of money or internal rate of return basis but not for the avoidance of doubt the Estimated Consideration Amount in absolute terms) to be received by Orbit I, Orbit II and Seller under this Agreement and any corresponding return on investment, or (vii) the disclosure is made to the counsel, accountants or other professional advisors of a Party (and who are subject to customary confidentiality obligations in respect thereof no less restrictive than the terms of the Nondisclosure Agreement); provided that prior to disclosure or use of any information pursuant to clause (iv) of this Section 4.09(c), except in the case of disclosure to a Governmental Authority with respect to Taxes as required by applicable Law, the Party concerned shall promptly give prior written notice (to the extent permitted by any applicable Law) to the other Party of such requirement and shall cooperate with such other Party in connection with any efforts to prevent or limit the scope of such disclosure (including to agree to the timing and content of such disclosure or use); provided, further, that such Party shall disclose only that portion of information which such Person is advised by its outside counsel is legally required to be disclosed.

SECTION 4.10.    Coordinated Contacts. Prior to the Closing, Buyer and Seller shall use their respective reasonable best efforts to coordinate and cooperate with each other with respect to, any contact or communication with the employees, customers or suppliers of the Company Group, or with any other Person with a material business relationship with the Company Group, in each case, with respect to or in connection with the Transactions; provided, that nothing in this Section 4.10 shall restrict Seller’s contact or communication with the employees, customers or suppliers of the Company Group, or with any other Person with a material business relationship with the Company Group, in the ordinary course of business consistent with past practice.

SECTION 4.11.    R&W Insurance. At or prior to the Closing, Buyer shall obtain and bind a buyer-side representation and warranty insurance policy (the “R&W Policy”) from one or more insurance providers (each, a “R&W Insurance Provider”). Seller and the Company Group shall use their respective commercially reasonable efforts to provide customary assistance to Buyer in obtaining the R&W Policy as reasonably requested by Buyer. All premiums, costs and expenses related to obtaining and making claims under the R&W Policy shall be borne by Buyer. The R&W Policy shall expressly provide that any R&W Insurance Provider irrevocably and unconditionally waives, and agrees not to pursue, directly or indirectly, any and all rights of subrogation or contribution, rights acquired by assignment or any other rights against Seller, any Subsidiary of Seller or any of their respective Affiliates or Representatives except in the case of Fraud by any such Person and then only against such Person to the extent the loss in respect of which payment under the R&W Policy was made to an insured thereunder was caused by such Fraud. From and after the inception of the R&W Policy, Buyer shall not amend, modify, supplement or change the foregoing waiver in the R&W Policy or any other provision in the R&W Policy that inures to the benefit of any such Person in any manner that is or could reasonably be expected to be adverse to any such Person without the prior written consent of Seller. Without limiting the foregoing, Seller shall have no liability, and the limitations of liability under this Agreement shall not be limited, restricted or affected in any manner (and Seller shall continue to benefit from all rights they have hereunder), in the event that (a) the R&W Policy is not sought, obtained, bound or otherwise not in force as at the Closing Date for any reason, (b) the R&W Policy is terminated or canceled or becomes null and of no effect at any time after the Closing Date for any reason or (c) any R&W Insurance Provider refuses, omits or delays to make any payment under the R&W Policy for any reason, whether or not any R&W Insurance Provider is in default or not under the R&W Policy.

SECTION 4.12.    Cyber Insurance. At or prior to the Closing, Buyer shall purchase, at its sole cost and expense, an extended reporting period endorsement under the Company Group’s existing technology errors and omissions and cyber liability insurance coverage, which shall provide the Company Group coverage for three years following the Closing with respect to matters occurring at or prior to the Closing, with terms, conditions and limits that are at least as favorable to the Company Group as the technology errors and omissions and cyber liability insurance coverage currently maintained by the Company Group.

SECTION 4.13.    Exclusivity. During the Pre-Closing Period, Seller shall not, and shall cause each member of the Company Group not to, directly or indirectly, and shall not authorize or direct any of their respective Representatives to: (a) solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Buyer) relating to a possible Acquisition Transaction, (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Buyer or its Representatives) relating to or in connection with a possible Acquisition Transaction, (c) entertain or accept any proposal or offer from any Person (other than Buyer) relating to a possible Acquisition Transaction or (d) take any other action that would reasonably be expected to lead to an Acquisition Transaction. Without limiting the foregoing, it is understood and agreed that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of Seller or a member of the Company Group or any other Representative of Seller or a member of the Company Group, to the extent acting at the direction or on the behalf of Seller or a member of the Company Group, shall be deemed to be a breach of this Section 4.13 by Seller or the Company Group, as applicable. Seller shall, and shall cause each member of the Company Group and each of its and their respective Representatives to, cease any existing activities, discussions or negotiations with any Person (other than Buyer) with respect to any of the foregoing. Seller shall promptly notify Buyer in writing of any credible inquiry, indication of interest, proposal, offer or request for non-public information relating to a possible Acquisition Transaction that is received by Seller or a member of the Company Group or any of their respective Representatives during the Pre-Closing Period, which notice shall include: (i) the identity of the Person making or submitting such inquiry, indication of interest, proposal, offer or request, and the terms and conditions thereof and (ii) an accurate and complete copy of all written materials provided in connection with such inquiry, indication of interest, proposal, offer or request.

SECTION 4.14.    Termination of Affiliate Arrangements. Effective as of, and contingent upon, the Closing, the Company Group shall terminate all Affiliate Agreements, other than any such Contracts as specified in writing by Buyer at least five Business Days prior to the Closing Date, in a manner such that no member of the Company Group has any liability or obligation at or following the Closing pursuant to, or as a result of, such Affiliate Agreement. Seller shall provide to Buyer copies of all such termination documentation for its review and comment, and Seller shall include any reasonable comments from Buyer in good faith.

SECTION 4.15.    Earth Contribution. Prior to the Closing, Orbit II shall effect the Earth Contribution in such a manner so as not to materially impair, or subject to any material Liability, Earth, its Subsidiaries, Buyer or Cayman Merger Sub. Orbit II shall keep Buyer reasonably informed as to the status of the Earth Contribution and the documentation effecting the Earth Contribution shall be in form and substance reasonably acceptable to Buyer, which acceptance shall not be unreasonably withheld, conditioned or delayed.

SECTION 4.16.    Tax Matters.

(a)    Except as otherwise set forth in this Agreement, all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes incurred in connection with this Agreement and the Transactions shall be borne and paid by the Person(s) on which such Taxes are imposed when due under applicable Law. Buyer and Seller shall each be responsible for the payment of one-half of any stamp Taxes under the Laws of the United Kingdom (“UK Stamp Duty”) that may become due, owing or payable in connection with the Transactions (including the Earth Contribution). Buyer shall be responsible for filing any Tax Return in connection with any UK Stamp Duty in connection with the Earth Contribution. The Parties shall cooperate in filing any other required Tax Return or other document with respect to such Taxes.

(b)    For all purposes of this Agreement, all Transaction Deductions shall be taken into account during the taxable periods (or portions thereof) ending on the Closing Date, to the maximum extent allowed under applicable Laws.

(c)    The Parties (i) by executing this Agreement, hereby adopt a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations for the purposes of Section 354(a)(1) and Section 361 of the Code and (ii) intend that, for United States federal income tax purposes, each of the Mergers shall qualify for the Intended Tax Treatment.

(d)    The Parties shall use commercially reasonable efforts not to take any action prior to the Closing, and Buyer shall (and shall cause its Affiliates to) use commercially reasonable efforts not to take any action or fail to take any action following the Closing, that would cause the Transactions to fail to qualify for the Intended Tax Treatment.

(e)    The Parties shall, and shall cause their Affiliates to, report the each of the Mergers for United States federal and other applicable income tax purposes in accordance with the Intended Tax Treatment, including the filing of the statement required by Treasury Regulations Section 1.368-3, and not take any position to the contrary in any Action relating to Taxes, unless otherwise required by a Tax authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(f)    Upon the request of Seller, Buyer shall use commercially reasonable efforts to furnish information requested in connection with the preparation of any “gain recognition agreement” (in accordance with the rules of Treasury Regulations Section 1.367(a)-8) entered into in connection with the Transactions. Buyer shall (i) notify Seller reasonably in advance of taking any action, or causing or permitting any action to be taken, that could reasonably be expected to be a “triggering event,” as defined in Treasury Regulations Section 1.367(a)-8(j), with respect to any gain recognition agreement entered into in connection with the Transactions, (ii) cooperate with Seller to the relevant party to any such gain recognition agreement to enter into a new gain recognition agreement with respect to any such action, and, (iii) if necessary to qualify for an exception to such “triggering event” under Treasury Regulations Section 1.367(a)-8(j), cause another United States person, if such person is an Affiliate of Buyer or transferee of any stock or assets acquired in the Transactions (or an Affiliate of such transferee), to enter into a gain recognition agreement, in each case, as contemplated by Treasury Regulations Section 1.367(a)-8.

(g)    Notwithstanding anything to the contrary in this Agreement (including Section 4.01(b)), to the extent consistent with the Non-Core Asset Term Sheet attached hereto as Exhibit D (i) prior to the Closing, Seller and the Company Group may in their discretion undertake, all steps reasonably necessary to increase and cause to remain within the Non-Core Business the net operating losses and similar Tax attributes that are economically attributable to the Non-Core Business; and (ii) from and after the Closing, Buyer shall, and shall cause the Company Group to, undertake similar steps, including such steps as may be reasonably requested by Seller; provided that no Party shall be required to take, or cause to be taken, any action to the extent such action would reasonably be expected to (A) create or increase any Tax or other Liability of Buyer or its Affiliates after the Closing (disregarding for this purpose, any ability of Buyer or its Affiliates to utilize net operating losses or similar attributes that are economically attributable to the Non-Core Business), (B) adversely affect the Intended Tax Treatment, or (C) violate applicable Law.

(h)    Seller shall indemnify and defend the Buyer Indemnitees against, and shall hold each Buyer Indemnitee harmless from, any losses, Liabilities, costs or expenses resulting from, arising out of or incurred by such Buyer Indemnitee in connection with, or otherwise with respect to the Tax matters set forth on Section 4.16(h) of the Seller Disclosure Letter, on the terms and subject to the conditions set forth in Section 4.16(h) of the Seller Disclosure Letter. Buyer shall be entitled to recover any indemnifiable amounts described herein from the Buyer Ordinary Shares issued to Orbit I and Orbit II pursuant to Section 1.08 (including any such Ordinary Shares that may be held by Seller), and a number of such Buyer Ordinary Shares that are equal in value to such amount (calculated using the Average VWAP for the 30-day period before the date of settlement of such Action or incurrence of such losses, Liabilities, costs or expenses, as the case may be) shall promptly be returned to the treasury account of Buyer.

SECTION 4.17.    Option to Purchase Non-Core Business.

(a)    Buyer hereby grants to Echo Private Investment, L.P. (the “Non-Core Buyer”), and the Non-Core Buyer hereby obtains from Buyer, the exclusive and irrevocable right and option to purchase and acquire the Non-Core Business (the “Divestiture”) for a base purchase price of $100,000,000, on the terms and subject to the conditions set forth in this Agreement (the “Option”). The term to exercise the Option (the “Option Term”) shall commence as of the date of this Agreement and shall expire at 5:00 p.m., Eastern Time, on the date that is three months following the date of this Agreement. The Non-Core Buyer may exercise the Option at any time during the Option Term by delivering written notice of such exercise to Buyer in accordance with Section 8.10 (the “Exercise Notice”). The Exercise Notice may designate the Non-Core Buyer (or one or more of its Affiliates) as the acquiring entity or entities for all or any portion of the Non-Core Business. As promptly as reasonably practicable following the exercise of the Option, Seller shall prepare a form of transaction agreement (the “Divestiture Agreement”) and such other agreements, instruments and certificates as may be reasonably necessary or appropriate to effect the Divestiture, in each case, in form reasonably acceptable to Buyer and consistent with the terms set forth on Exhibit D, and Seller (or such designated Affiliate(s)) and the applicable members of the Company Group shall enter into the Divestiture Agreement.

(b)    Seller, the Company Group and Buyer shall use their respective reasonable best efforts to consummate the Divestiture substantially concurrently with, and contingent upon, the consummation of the Transactions on the Closing Date, on the terms and subject to the conditions set forth therein; provided, that neither the exercise of the Option nor the consummation of the Divestiture shall be (or be deemed to be) a condition to the consummation of the Transactions.

(c)    The Parties acknowledge and agree that, during the Pre-Closing Period, Seller shall, in reasonable consultation with Buyer, take, or to cause to be taken, all actions, and to do, or to cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Divestiture, including by undertaking reorganizations, restructurings and similar transactions involving the Non-Core Business in preparation for or in furtherance of the Divestiture, in such a manner as to have no more than de minimis adverse effect on the Buyer Group following the Closing; provided that, any agreement, instrument, certificate or other document used to effect any such action in preparation for or in furtherance of the Divestiture shall be in a form reasonably acceptable to Buyer.

(d)    The Parties acknowledge and agree that the grant of the Option pursuant to this Section 4.17 is an integral part of, and supported by the consideration exchanged pursuant to, this Agreement and the Transactions, and that no separate additional consideration shall be required to support the grant or exercise of the Option.

SECTION 4.18.    Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, Buyer and the board of directors of Buyer, to the extent permissible under applicable Law, will grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Transactions may be consummated as promptly as practicable, and in any event prior to the Termination Date, on the terms and conditions contemplated by this Agreement and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Law on the Transactions.

SECTION 4.19.    NYSE Listing of Buyer Ordinary Shares. Prior to the Closing Date, Buyer shall, in accordance with the requirements of the NYSE, file with the NYSE a subsequent listing application (“Subsequent Listing Application”), subject to official notice of issuance, covering the Buyer Ordinary Shares to be issued pursuant to this Agreement, including in connection with the Buyer Ordinary Shares to be issued as Closing Consideration pursuant to Section 1.08.

SECTION 4.20.    Financial Statements. During the Pre-Closing Period, Seller shall, and shall cause its Affiliates, including the Company Group, to, reasonably cooperate with Buyer and its Representatives in connection with the preparation of new or updated financials statements and other financial information relating to the Company Group that are reasonably necessary or advisable to enable Buyer to prepare financial statements and other financial information in compliance with the requirements of Regulation S-X of the SEC in connection with the preparation of any registration statement or other SEC filing contemplated by the Shareholder Agreement (the “Updated Financial Statements”). In connection with the preparation of the Updated Financial Statements, Seller shall provide Buyer with reasonable access to the Company Group’s auditors and accountants and all customary work papers, information and records in accordance with Section 4.04 as Buyer and its Representatives may reasonably request.

SECTION 4.21.    Non-Solicitation; Non-Disparagement.

(a)    Non-Solicitation of Employees. For a period of 18 months following the Closing, Seller shall not, and shall not permit its Affiliates to, as a partner, joint venturer, employer, employee, independent contractor, shareholder or other equityholder, principal, manager, agent, member, consultant, trustee or otherwise, induce or attempt to induce, or cause any officer, director, or employee of any member of the Buyer Group or any member of the Company Group with a title of Vice President or above to leave the employ of or engagement with such member of the Buyer Group or the Company Group, as applicable, or hire or engage any such officer, director, or employee or in any way materially interfere with the relationship between any member of the Buyer Group or any member of the Company Group, on the one hand, and any such officer, director or employee, on the other hand; provided that Seller and its Affiliates shall not be precluded from soliciting, hiring, or taking any other action with respect to any such officer, director or employee, (i) whose employment or engagement has been terminated at least six months prior to commencement of employment or engagement discussions between Seller or any of its Affiliates and such individual (and so long as such termination of employment or engagement was not encouraged or advised by Seller or any of its Affiliates), (ii) who responds to a general solicitation or advertisement not specifically targeted at any officers, directors or employees of any member of the Buyer Group or any member of the Company Group (including by a search firm or recruiting agency), (iii) who initiates, entirely of their own volition, discussions regarding such employment or engagement without any solicitation by Seller or any of its Affiliates in violation of this Agreement or (iv) who is an officer, director or employee of the Non-Core Business; provided, further, that Seller and its Affiliates shall not be restricted from engaging in general solicitations or advertising not targeted at any officer, director or employee of any member of the Buyer Group or any member of the Company Group.

(b)     Non-Disparagement. For a period of two years following the Closing:

(i)    Buyer shall not, shall cause its Affiliates not to, and shall instruct its other Representatives not to, make or publish, verbally or in writing, any public statements concerning (A) Seller or any of its Affiliates, or (B) any of the respective employees, officers, directors, managers, partners, advisors, accountants, lawyers, consultants and other independent contractors, agents or other Representatives of the foregoing Persons described in subclause (A) (each of the foregoing Persons described in subclauses (A) and (B), a “Seller Specified Person”), which statements are or reasonably may be construed as being injurious, damaging to the reputation of or inimical to the best interests of any Seller Specified Person, including statements alleging that any Seller Specified Person acted improperly, illegally or unethically or have engaged in business practices which are improper, illegal or unethical and additionally including statements alleging that such Seller Specified Person’s business (or the operation thereof) is lacking or inferior or with otherwise denigrate such Seller Specified Person’s business (or the operation thereof); and

(ii)    Seller shall not, shall cause its Affiliates not to, and shall instruct its other Representatives not to, make or publish, verbally or in writing, any public statements concerning (A) Buyer, any member of the Company Group or any of their respective Affiliates, or (B) any of the respective employees, officers, directors, managers, partners, advisors, accountants, lawyers, consultants and other independent contractors, agents or other Representatives of the foregoing Persons described in subclause (A) (each of the foregoing Persons described in subclauses (A) and (B), a “Buyer Specified Person”), which statements are or reasonably may be construed as being injurious, damaging to the reputation of or inimical to the best interests of any Buyer Specified Person, including statements alleging that any Buyer Specified Person acted improperly, illegally or unethically or have engaged in business practices which are improper, illegal or unethical and additionally including statements alleging that such Buyer Specified Person’s business (or the operation thereof) is lacking or inferior or with otherwise denigrate such Buyer Specified Person’s business (or the operation thereof), in each case, provided, however, that such restrictions shall not apply to (i) any confidential communications with any Governmental Authority (including communications made in the course of any investigation by any Governmental Authority) or as otherwise required by Law, or (ii) any truthful statements, communications or comments made in any court, arbitral, mediation or similar Actions.

(c)    Reasonableness. Seller and Buyer acknowledge and agree that such Party would not enter into this Agreement or consummate the Transactions but for the restrictive covenants contained in this Section 4.21. The restrictive covenants contained in this Section 4.21 have been agreed to by Buyer and Seller, in order to induce Buyer and Seller, as applicable, to enter into this Agreement and consummate the Transactions. Each of Buyer and Seller is sophisticated and understands the terms of this Agreement, including the restrictive covenants contained in this Section 4.21. Seller and Buyer further acknowledge and agree that Seller and Buyer acknowledge that the restrictions contained in this Section 4.21 are reasonable and constitute a material inducement to the Parties to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 4.21 should ever be adjudicated to exceed the time, geographic or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic or other limitations permitted by applicable Law. The covenants contained in this Section 4.21 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

SECTION 4.22.    Mutual Release. Effective at the Closing, (a) Seller, on behalf of itself and its heirs, successors, assigns, Representatives, beneficiaries and Affiliates (each in such capacity, a “Releasor”), hereby irrevocably and unconditionally releases, remises and forever discharges any and all rights, claims, agreements, controversies, damages, causes of action, suits, rights, demands, costs, losses, debts and expense (including attorneys’ fees and costs incurred) and Liabilities of any type that it has had, now has or might now or hereafter have against any member of the Company Group and their individual, joint or mutual, past, present and future Representatives, Affiliates, equityholders, successors and assigns (each, a “Company Group Releasee”) and (b) Buyer, solely on behalf of the Company Group (and its Releasors), hereby irrevocably and unconditionally release, remise and forever discharge any and all rights, claims, agreements, controversies, damages, causes of action, suits, rights, demands, costs, losses, debts and expense (including attorneys’ fees and costs incurred) and Liabilities of any type that they has had, now have or might now or hereafter have against Seller, and each of its individual, joint or mutual, past, present and future Representatives, Affiliates, equityholders, successors and assigns (each, a “Seller Releasee”), in the case of each of clauses (a) and (b), in respect of, based upon, by virtue of, relating to or arising in connection with the Company Group or any events, matters, causes, things, acts, omissions, facts, circumstances or occurrences occurring or existing at any time up to and including the Closing Date, except (i) in each case for rights, claims and Liabilities arising under or in connection with this Agreement, the Share Transfer Agreement or the Shareholder Agreement, including in respect of any claim for Fraud, or that are not releasable under applicable Law, (ii) in the case of Persons who are or were directors, officers or employees of the Company Group, for rights or obligations under organizational documents or indemnification agreements of the Company Group and rights or obligations under any employment, stock option, bonus or other employment or compensation agreements or plans (including the LTIPs), (iii) in each case for rights, claims and Liabilities arising under or in connection with any Contract that remains in effect as of the Closing Date and (iv) in each case for any claim by any portfolio company of any of Siris Capital Group or any of its Affiliates, or any other Person for which Siris Capital Group or its Affiliates own any Equity Interests, in each case other than Seller, Orbit I and Orbit II, against any Company Group Releasee. Each Party, for itself, and on behalf of its Affiliates, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced or voluntarily aiding, any proceeding of any kind against any Company Group Releasee or any Seller Releasee, based upon any matter purported to be released by this Section 4.22. The Parties acknowledge that this Section 4.22 is not an admission of liability or of the accuracy of any alleged fact or claim. The Parties expressly agree that this Section 4.22 shall not be construed as an admission in any proceeding as evidence of or an admission by any Party of any violation or wrongdoing.

SECTION 4.23.    Further Assurances. Each Party shall execute and cause to be delivered to each other Party such instruments and other documents as such other Party may reasonably request (prior to, at or after the Closing) to the extent necessary to consummate the Transactions. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Cayman Surviving Company with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of Cayman Target Company and Cayman Merger Sub, the officers and directors of the Cayman Surviving Company are fully authorized, in the name and on behalf of Cayman Target Company and Cayman Merger Sub or otherwise, to take all action in accordance with applicable Law necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the US Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of US Target Company and US Merger Sub, the officers and directors of the US Surviving Corporation are fully authorized, in the name and on behalf of US Target Company and US Merger Sub or otherwise, to take all action in accordance with applicable Law necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

SECTION 4.24.    Company Group Brokers. Seller shall indemnify and defend the Buyer Indemnitees against, and shall hold each Buyer Indemnitee harmless from, any losses, Liabilities, costs or expenses resulting from, arising out of or incurred by such Buyer Indemnitee in connection with, or otherwise with respect to the matters set forth on Section 4.24 of the Seller Disclosure Letter, on the terms and subject to the conditions set forth in Section 4.24 of the Seller Disclosure Letter. Buyer shall be entitled to recover any indemnifiable amounts described herein from the Buyer Ordinary Shares issued to Orbit I and Orbit II pursuant to Section 1.08 (including any such Ordinary Shares that may be held by Seller), and a number of such Buyer Ordinary Shares that are equal in value to such amount (calculated using the Average VWAP for the 30-day period before the date of settlement of such Action or incurrence of such losses, Liabilities, costs or expenses, as the case may be) shall promptly be returned to the treasury account of Buyer.

SECTION 4.25.    Prepaid 2027 Annual Expenses. Seller shall, and shall cause each applicable member of the Company Group to, pay the Prepaid 2027 Annual Expenses on the date such expenses are due and payable in the ordinary course of business consistent with past practice. Seller shall not, and shall cause each applicable member of the Company Group not to, take or fail to take any action that would reasonably be expected to result in the acceleration of any Prepaid 2027 Annual Expenses.

ARTICLE V
Conditions to the Transactions

SECTION 5.01.    Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate the Transactions shall be subject to the satisfaction (or written waiver by each Party, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)    No Restraints. No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction or any applicable Law shall be in effect enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Transactions (any such Judgment, a “Restraint”).

(b)    Regulatory Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or early termination thereof shall have been granted, (ii) the FCA Approval shall have been obtained and be in full force and effect. (iii) the New York Approvals shall have been obtained and be in full force and effect, (iv) the GFSC Approval shall have been obtained and be in full force and effect, (v) the BaFin Approvals shall have been obtained and be in full force and effect, (vi) the Money Transmitter Requirement Approvals set forth on Section 5.01(b)(vi) of the Seller Disclosure Letter shall have been received or deemed to have been received and be in full force and effect on the terms and subject to the conditions set forth in Section 5.01(b)(vi) of the Seller Disclosure Letter and (vii) the consents, approvals or other clearances set forth in Section 5.01(b)(vii) of the Seller Disclosure Schedule shall have been obtained and be in full force and effect.

(c)    NYSE Subsequent Listing Application. Buyer shall have filed with the NYSE the Subsequent Listing Application with respect to the Buyer Ordinary Shares issued or issuable pursuant to this Agreement and such Buyer Ordinary Shares shall have been approved and authorized for listing on the NYSE, subject to official notice of issuance.

(d)    Earth Contribution. Orbit II shall have completed the Earth Contribution on the terms and subject to the conditions set forth in this Agreement.

SECTION 5.02.    Conditions to the Obligations of Buyer, Cayman Merger Sub and US Merger Sub. The obligations of Buyer, Cayman Merger Sub and US Merger Sub to consummate the Transactions shall be subject to the satisfaction (or written waiver by Buyer, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 2.02(c) and Section 2.02(d) shall be true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies that are de minimis in the aggregate, (ii) the Seller Fundamental Representations other than the representations and warranties set forth in Section 2.02(c) and Section 2.02(d), and the representations and warranties of Seller set forth in Section 2.08(b) shall be true and correct in all respects as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties shall be true and correct in all respects at and as of such earlier date) and (iii) the representations and warranties of Seller contained in this Agreement, other than the Seller Fundamental Representations and those Sections of this Agreement specifically identified in clause (i) and (ii) of this Section 5.02(a), disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, shall be true and correct as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, shall be true and correct at and as of such earlier date), except where the failure to be so true and correct would not have a Company Material Adverse Effect.

(b)    Compliance with Covenants. Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company shall have complied with or performed in all material respects the obligations required to be complied with or performed by them at or prior to the Closing under this Agreement.

(c)    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d)    No Transfer Restrictions on Credit Agreement. The consummation of the Transactions will not (i) cause or result in a default or event of default under or (ii) require any consent, waiver or approval under, the Credit Agreement, including any assignment, transfer, repayment, prepayment or change of control provisions thereunder.

(e)    Seller Closing Certificate. Seller shall have delivered to Buyer a certificate, dated as of the Closing Date and validly executed on behalf of Seller by a duly authorized manager of General Partner, in its capacity as the general partner of Seller, certifying that the conditions set forth in Section 5.02(a), Section 5.02(b), Section 5.02(c) and Section 5.02(d) have been satisfied (the “Seller Closing Certificate”).

SECTION 5.03.    Conditions to the Obligations of Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company. The obligations of Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company to consummate the Transactions shall be subject to the satisfaction (or written waiver by Seller, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Buyer set forth in Section 3.03 shall be true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies that are de minimis in the aggregate or as otherwise permitted pursuant to Section 4.01, (ii) the Buyer Fundamental Representations, and the representations and warranties of Buyer set forth in Section 3.09(b) shall be true and correct in all respects as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties shall be true and correct in all respects at and as of such earlier date) and (iii) the representations and warranties of Buyer contained in this Agreement, other than the Buyer Fundamental Representations and those Sections of this Agreement specifically identified in clause (i) or (ii) of this Section 5.03(a), disregarding all qualifications or limitations as to “materiality”, “Buyer Material Adverse Effect” and words of similar import set forth therein, shall be true and correct as of the Closing with the same effect as though made as of the Closing (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, shall be true and correct at and as of such earlier date), except where the failure to be so true and correct would not have a Buyer Material Adverse Effect.

(b)    Compliance with Covenants. Buyer, Cayman Merger Sub and US Merger Sub shall have complied with or performed in all material respects the obligations required to be complied with or performed by them at or prior to the Closing under this Agreement.

(c)    No Buyer Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect.

(d)    Buyer Closing Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date and validly executed on behalf of Buyer by a duly authorized executive officer of Buyer, certifying that the conditions set forth in Section 5.03(a), Section 5.03(b) and Section 5.03(c) have been satisfied (the “Buyer Closing Certificate”).

SECTION 5.04.    Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Transactions or terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 5.01, Section 5.02 or Section 5.03, as the case may be, to be satisfied if a material breach of any provision of this Agreement by such Party has been a principal cause of, or resulted in, the failure of any such condition.

ARTICLE VI

Termination

SECTION 6.01.    Termination. This Agreement may be terminated, and the Transactions abandoned, at any time prior to the Closing:

(a)    by the mutual written consent of Seller and Buyer;

(b)    by either Seller or Buyer, upon written notice to the other, if any Restraint has become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 6.01(b) shall not be available to any Party whose breach of this Agreement has been a principal cause of, or resulted in, the issuance of such final and non-appealable Restraint;

(c)    by either Seller or Buyer, upon written notice to the other, at any time after February 4, 2027 (the “Termination Date”), if the Transactions contemplated hereby to occur at the Closing shall not have been consummated on or before such date; provided, however, that if the conditions set forth in Section 5.01(b) or, with respect to any consent, approval or other clearance from a Governmental Authority contemplated by Section 5.01(b), the condition set forth in Section 5.01(a), have not been satisfied or, if permissible, waived prior to the Termination Date but all other conditions set forth in Article V shall have been satisfied or, if permissible, waived (other than those conditions that by their nature are only capable of being satisfied on the Closing Date, each of which is capable of being satisfied if the Closing were on the date of such termination), the Termination Date shall automatically be extended to May 4, 2027, unless otherwise agreed by the Parties, and, such date as so extended, shall be the “Termination Date” for purposes of this Agreement; provided, further, that if the conditions set forth in Section 5.01(b) or, with respect to any consent, approval or other clearance from a Governmental Authority contemplated by Section 5.01(b), the condition set forth in Section 5.01(a), have not been satisfied or, if permissible, waived prior to the Termination Date as extended pursuant to the foregoing proviso, but all other conditions set forth in Article V shall have been satisfied or, if permissible, waived (other than those conditions that by their nature are only capable of being satisfied on the Closing Date, each of which is capable of being satisfied if the Closing were on the date of such termination), the Termination Date shall automatically be further extended to August 4, 2027, unless otherwise agreed by the Parties, and, such date as so further extended, shall be the “Termination Date” for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 6.01(c) shall not be available to any Party whose breach of this Agreement has been a principal cause of, or resulted in, such failure of such Transactions to be consummated by the Termination Date;

(d)    by Buyer, upon written notice to Seller, if there has been a breach of or failure to perform, as applicable, any representation, warranty, covenant, obligation or agreement made by Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company set forth in this Agreement, or if any representation or warranty of Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company shall have become untrue, which breach or failure to perform or to be true, as applicable, either individually or in the aggregate, (i) would result in any of the conditions set forth in Section 5.02(a), Section 5.02(b), Section 5.02(c) and Section 5.02(d) to not be satisfied and (ii) is not curable or, if curable, is not cured prior to the earlier of (A) the date that is 20 Business Days after the date on which Buyer has delivered written notice to Seller of such breach or failure to perform or to be true and (B) the second Business Day immediately prior to the Termination Date; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 6.01(d) if Buyer, Cayman Merger Sub or US Merger Sub is then in material breach of any representation, warranty, covenant, obligation or agreement contained herein such that Seller has the right to terminate this Agreement pursuant to Section 6.01(e); or

(e)    by Seller, upon written notice to Buyer, if there has been a breach of or failure to perform, as applicable, any representation, warranty, covenant, obligation or agreement made by Buyer, Cayman Merger Sub or US Merger Sub set forth in this Agreement, or if any representation or warranty of Buyer, Cayman Merger Sub or US Merger Sub shall have become untrue, which breach or failure to perform or to be true, as applicable, either individually or in the aggregate, (i) would result in any of the conditions set forth in Section 5.03(a), Section 5.03(b) or Section 5.03(c) to not be satisfied and (ii) is not curable or, if curable, is not cured prior to the earlier of (A) the date that is 20 Business Days after the date on which Seller has delivered written notice to Buyer of such breach or failure to perform or to be so true and (B) the second Business Day immediately prior to the Termination Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 6.01(e) if Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company is then in material breach of any representation, warranty, covenant, obligation or agreement contained herein such that Buyer has the right to terminate this Agreement pursuant to Section 6.01(d).

SECTION 6.02.    Effect of Termination.

(a)    In the event of the valid termination of this Agreement pursuant to Section 6.01, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the last sentence of Section 4.04, this Section 6.02, and Article VIII, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Party or their respective Affiliates; provided that no such termination shall relieve any Party from liability for damages to another Party in the event of Willful Breach or Fraud (which liability the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and may include, to the extent proven, damages based on the benefit of the bargain and the loss of the economic benefit of the Transactions).

(b)    In the event of the valid termination of this Agreement pursuant to Section 6.01, all filings, applications and other submissions made by any Party to any Person, including any Governmental Authority, in connection with the Transactions shall, to the extent practicable and not prohibited by applicable Law, be withdrawn from such Persons by such Party.

ARTICLE VII

Survival

SECTION 7.01.    Survival. The Parties, intending to modify any applicable statute of limitations, agree that, other than with respect to Fraud:

(a)    The representations and warranties in this Agreement or in any instrument or document delivered pursuant to this Agreement shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any Party or any of its Affiliates in respect thereof; provided that, nothing contained in this Section 7.01 shall limit the availability of recovery under the R&W Policy; and

(b)    None of the covenants or other agreements in this Agreement shall survive the Closing, other than those covenants or agreements of the Parties which by their terms expressly apply to post-Closing periods (i.e., are to be performed in whole or in part after the Closing), which such post-Closing covenants or other agreements will survive the Closing to the extent provided in their respective terms until fully performed. For the avoidance of doubt, if a covenant or agreement may be partially performed prior to the Closing and partially performed after the Closing, only the part of the covenant or agreement with respect to post-Closing periods shall survive the Closing and any part of the covenant or agreement to be performed at the Closing or prior to the Closing shall terminate upon the consummation of the Closing.

ARTICLE VIII

Miscellaneous

SECTION 8.01.    Disclosure Letters. Inclusion of any information, item or matter in the Seller Disclosure Letter or Buyer Disclosure Letter, as applicable, shall not, in and of itself, constitute, or be deemed to be an admission by Seller or Buyer, as applicable, or any of its Subsidiaries or any other Person, or to otherwise imply that any such information, item or matter (a) has had or would have, individually or in the aggregate, a Company Material Adverse Effect or Buyer Material Adverse Effect, as applicable, or otherwise represents a material fact, event or circumstance for the purposes of this Agreement, (b) did not arise in the ordinary course of business or (c) meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. Inclusion of any information, item or matter in the Seller Disclosure Letter or Buyer Disclosure Letter, as applicable, shall not constitute, or be deemed to be, an admission by any Person to any other Person of any information, matter or item whatsoever (including any violation of applicable Law or Judgment (or that disclosure is required under applicable Law or Judgment) or breach of Contract), nor shall it establish, or be deemed to establish, a standard for materiality or a Company Material Adverse Effect or Buyer Material Adverse Effect, as applicable. In such cases where a representation or warranty is qualified by a reference to materiality or a Company Material Adverse Effect or Buyer Material Adverse Effect, as applicable, the disclosure of any information, item or matter in the Seller Disclosure Letter or Buyer Disclosure Letter, as applicable, shall not imply that any other undisclosed information, item or matter that has a greater value or could otherwise be deemed more significant (i) is or is reasonably likely to be material or (ii) has had or would have a Company Material Adverse Effect or Buyer Material Adverse Effect, as applicable. Disclosure of any information, item or matter set forth in any section or subsection of the Seller Disclosure Letter or Buyer Disclosure Letter, as applicable, shall be deemed disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information, item or matter also qualifies or applies to such other section or subsection.

SECTION 8.02.    Amendment or Supplement. Subject to applicable Law, this Agreement may be amended or supplemented in any and all respects only by agreement of the Parties pursuant to an executed written instrument.

SECTION 8.03.    Waiver and Extension of Time. Except as otherwise provided herein, any Party may waive any provision of this Agreement intended for its benefit or extend the time for the performance of any of the obligations or acts of the other Party. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party to any such waiver or extension shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

SECTION 8.04.    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that Buyer shall be entitled to assign this Agreement in connection with any Change of Control of Buyer; provided further, that any such assignment by Buyer shall not be effected to circumvent any provision of this Agreement or Buyer’s obligations thereunder. Notwithstanding the foregoing, Seller may assign the rights of Orbit I and Orbit II to receive the Closing Consideration pursuant to the terms of this Agreement to (a) Seller upon prior written notice to Buyer or (b) to any Affiliate(s) of Seller with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), including the Buyer Ordinary Shares to be issued as Closing Consideration pursuant to Section 1.08. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void ab initio.

SECTION 8.05.    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

SECTION 8.06.    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including all exhibits and schedules hereto), the Seller Disclosure Letter, the Buyer Disclosure Letter and the Nondisclosure Agreement, collectively constitute the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the Party and their respective Affiliates, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer upon any Person other than the Parties any rights or remedies hereunder, except for (a) the rights of Non-Core Buyer set forth in Section 4.17 and (b) if the Closing occurs, the rights of the Indemnitees set forth in Section 4.06.

SECTION 8.07.    Governing Law; Jurisdiction.

(a)    This Agreement, and all Actions arising out of or relating to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles, except to the extent that the laws of the Cayman Islands are mandatorily applicable.

(b)    All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The Parties hereby irrevocably (i) submit to the sole and exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any forum other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 8.07(b) and shall not be deemed to confer rights on any Person other than the Parties. Each Party agrees that service of process upon such Party in any Action arising out of or relating to this Agreement or the Transactions shall be effective if notice is given in accordance with Section 8.10; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law. The Parties agree that a final judgment issued by the above named courts in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

SECTION 8.08.    Specific Enforcement. The Parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the Parties fail to take any action required of them hereunder to consummate this Agreement and the Transactions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parties otherwise have an adequate remedy at law. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. In circumstances where either Party is obligated to consummate the Transactions and the Transactions have not been consummated, each Party expressly acknowledges and agrees that the other Party shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such Party, and that such Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically the first Party’s obligations to consummate the Transactions. No Party’s pursuit of specific performance at any time will be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such Party, as applicable, may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by Seller, Orbit I, Orbit II, Cayman Target Company and US Target Company, on the one hand, or by Buyer, Cayman Merger Sub or US Merger Sub, on the other hand, and any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement, or by law or equity, upon such Party.

SECTION 8.09.    WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION WITH RESPECT TO OR ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.    Notices.

(a)    All notices, requests and other communications to any Party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (provided that the sender of such email does not receive written notification of delivery failure) or sent by overnight courier (providing proof of delivery) to the applicable Party at the following addresses:

If to Buyer, Cayman Merger Sub or US Merger Sub, to it at:

Bullish

c/o Maples Corporate Services Limited

P.O. Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

Attention: Legal Department

Email: notices@bullish.com

with a copy (which shall not constitute notice) to:

Bullish

26/F The Centrium

60 Wyndham Street

Central, Hong Kong

Attention: Legal Department

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

Attention: R. Alec Dawson, Andrew L. Milano and Samuel E. Worth

Email: alec.dawson@morganlewis.com;

 andrew.milano@morganlewis.com;

 samuel.worth@morganlewis.com

If to Seller, Orbit I, Orbit II, Cayman Target Company or US Target Company, to it at:

Siris Capital Group, LLC

825 Third Avenue, Suite 2850

New York, NY 10022

Attention: Frank Baker and Grant Weisberg

Email: baker@siris.com

 weisberg@siris.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attention: Dan Clivner, Daniel Belke and Luke Ashworth

Email: dclivner@sidley.com

 dbelke@sidley.com

 lashworth@sidley.com

or such other address or email address as such Party may hereafter specify by like notice to the other Party. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

(b)    If the Company Group desires to take any action prohibited by Section 4.01(a) or 4.01(b), a representative of Seller may request consent to take such action by sending an email to the representatives of Buyer set forth on Section 8.10 of the Buyer Disclosure Letter (the “Buyer Representatives”), and approval by any Buyer Representative via email will be deemed “written consent of Buyer” for purposes of Section 4.01(a) or 4.01(b), as applicable. If Buyer or any Subsidiary of Buyer desires to take any action prohibited by Section 4.01(c) or Section 4.01(d), a representative of Buyer will request consent to take such action by sending an email to the representatives of Seller set forth on Section 8.10 of the Seller Disclosure Letter (the “Seller Representatives”), and approval by any Seller Representative via email will be deemed “written consent of Seller” for purposes of Section 4.01(c) or Section 4.01(d), as applicable.

SECTION 8.11.    Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.    Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“30-Day Pre-Signing VWAP” means $38.4797 per Buyer Ordinary Share.

“Accounting Principles” means (i) the principles, practices, policies, methodologies and procedures set out in Exhibit B, (ii) to the extent not inconsistent with clause (i), the specific accounting principles, practices, policies, methodologies and procedures utilized in the preparation of the Audited Financial Statements, to the extent consistent with IFRS and (iii) to the extent a matter is not addressed by (i) or (ii), the determinations and calculations should be made in accordance with IFRS. For the avoidance of doubt, accounting principles, practices, policies, methodologies and procedures shall not include errors, unreconciled accounts or misuse of facts. Notwithstanding the foregoing, any amounts measured in accordance with the Accounting Principles shall be expressed in United States dollars.

“Acquisition Transaction” means any transaction or series of transactions with any party or parties involving: (a) the sale, license, sublicense or disposition of all or a material portion of any member of the Company Group’s business or assets (including via the disposition of any share, capital stock or other equity security insofar as it amounts to all or a material portion of any member of the Company Group’s business or assets), (b) any acquisition or purchase by any Person or group (as defined under Section 13(d) of the Exchange Act) of Equity Interests of any member of the Company Group or (c) any merger, consolidation, business combination, reorganization or similar transaction involving any member of the Company Group.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, Siris Capital Group and any portfolio company or any investment fund affiliated with or managed by Siris Capital Group or any Affiliate thereof (other than, prior to the Closing, any member of the Company Group) shall not be deemed to be Affiliates of Seller or the Company Group for any purpose under this Agreement, except for purposes of Section 4.21 and Section 4.22 for which Siris Capital Group (excluding any portfolio company affiliated with or managed by Siris Capital Group) shall be deemed an Affiliate of Seller. For the avoidance of doubt, the members of the Company Group shall be (a) Affiliates of Seller (and not Buyer) prior to the Closing and (b) Affiliate of Buyer (and not Seller) following the Closing.

“Affiliate Agreement” means any Contract currently existing between any member of the Company Group, on the one hand, and any of the Company Group’s Affiliates (other than another member of the Company Group) or any direct or indirect, present or former, officer, director, member, manager, equityholder or employee or any of the foregoing’s respective Affiliates (other than a member of the Company Group).

“Anti-Corruption Laws” means all applicable international and local regulations aimed at prohibiting bribery, kickbacks, and corruption including the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, and the UK Bribery Act 2010.

“Anti-Money Laundering Laws” means all Laws, rules, regulations, or orders, and regulatory and industry guidelines applicable to the Buyer Group, Seller or the Company Group that relate to terrorism, financial crime, proliferation financing or money laundering, including attempting to conceal or disguise the identity of illegally obtained proceeds, including the United Kingdom Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended, including pursuant to the Money Laundering and Terrorist Financing (Amendment) Regulations 2019), Anti-Money Laundering Regulations (As Revised) of the Cayman Islands, United Kingdom Proceeds of Crime Act 2002, Proceeds of Crime Act (As Revised) of the Cayman Islands, the United Kingdom Terrorism Act 2000, the Terrorism Act (As Revised) of the Cayman Islands, the United States Currency and Foreign Transaction Reporting Act of 1970 and any implementing regulations or rules promulgated under any such Laws, including those issued by the United States Department of the Treasury’s Financial Crimes Enforcement Network or any other financial services regulatory authority with jurisdiction over the Buyer Group, Seller or the Company Group.

“Antitrust Laws” means the United States HSR Act, the United States Sherman Antitrust Act, the United States Clayton Antitrust Act of 1914, the United States Federal Trade Commission Act, the United Kingdom Competition Act 1998, the United Kingdom Enterprise Act 2002, the Treaty on the Functioning of the European Union (and applicable implementing national legislation), any other U.S. or foreign laws, including so-called “merger control laws,” that are designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position, and any foreign direct investment laws of any jurisdiction.

“Applicable Percentage” means the percentage of Closing Consideration issuable or payable to Orbit I, on the one hand, and Orbit II, on the other hand, as designated by Seller to Buyer prior to the Closing and as set forth in the Estimated Closing Statement.

“AI Technologies” means any technology relying upon functionality in the field of deep learning, machine learning, and other artificial intelligence, including any and all (a) proprietary algorithms, software or systems that make use of or employ neural networks, statistical learning algorithms (like linear and logistic regression, support vector machines, random forests, k-means clustering), or reinforcement learning, including any Generative AI Tools, and (b) proprietary embodied artificial intelligence and related hardware or equipment.

“Average VWAP” per Buyer Ordinary Share over a specified period means the arithmetic average of the volume-weighted average price per Buyer Ordinary Share on NYSE for each Trading Day in such period, as calculated by Bloomberg Financial LP under the function “VWAP.” The volume-weighted average price per Buyer Ordinary Share over a span of multiple days shall be appropriately adjusted to account for any (a) dividend or distribution on Buyer Ordinary Shares, (b) subdivision or reclassification of outstanding Buyer Ordinary Shares into a greater number of shares or (c) combination or reclassification of outstanding Buyer Ordinary Shares into a smaller number of shares.

“BaFin” means the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungaufsicht) and any successor or replacement authority thereto.

“BaFin Approvals” means, in respect of the BaFin Regulated Entity, either: (a) BaFin granting unconditional approvals, or approvals subject to conditions (i) that are required to be satisfied prior to the Closing and are so satisfied prior to the Closing, or (ii) that continue following Closing but do not impose any (as reasonably determined by Seller acting in good faith) materially adverse financial, operational or regulatory obligations on the respective New BaFin Relevant Holder, in each case in writing in accordance with, as applicable, section 2c para. 1b sentences 3 or 8 of the German Banking Act (Gesetz über das Kreditwesen) and section 25 para. 6 of the German Crypto Markets Supervision Act (Gesetz zur Aufsicht über Maerkte für Kryptowerte) to each New BaFin Relevant Holder or (b) the consummation of the acquisition or increase of a significant holding within the meaning of the German Banking Act (Gesetz über das Kreditwesen) or a qualifying holding within the meaning of Regulation (EU) 2023/1114, in each case in the BaFin Regulated Entity by each New BaFin Relevant Holder becoming lawful at the end of the applicable review period in accordance with, as applicable, section 2c para. 1b sentence 8 of the German Banking Act (Gesetz über das Kreditwesen) and article 83 para. 8 of Regulation (EU) 2023/1114.

“BaFin Regulated Entity” means Bullish Europe GmbH.

“Beneficial Ownership” shall have the meanings ascribed to such terms in Rules 13d-3 and 13d-5 under the Exchange Act, without giving effect to any temporal limitations on the acquisition of securities set forth therein.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banking institutions in the Cayman Islands, London, England, the State of New York or the State of Florida are authorized or required by Law or executive order to be closed.

“Buyer Fundamental Representations” means, collectively, the representations and warranties contained in the first sentence of Section 3.01 (Organization; Standing), Section 3.02 (Authority; Enforceability), Section 3.06 (Stock Exchange Listing), Section 3.07 (No Shareholder Approval), Section 3.08 (Valid Issuance), Section 3.16 (Solvency) and Section 3.18 (Brokers and Other Advisors).

“Buyer Group” means Buyer and its Subsidiaries.

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects that have occurred prior to the date of determination of the occurrence of the Buyer Material Adverse Effect, (x) has, or would be reasonably expected to have a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Buyer Group taken as a whole, or (y) would, or would reasonably be expected to, prevent, materially impair or materially delay the performance by the Buyer Group of its obligations under this Agreement or the consummation of the Transactions; provided, however, that for purposes of clause (x) above, none of the following (either alone or in combination with any other Effect) shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Buyer Material Adverse Effect: any Effect to the extent (a) generally affecting the industry in which the Buyer Group operates or the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (b) arising out of, resulting from or attributable to (i) changes or prospective changes in Law or in IFRS or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes or prospective changes in general legal, regulatory, political or social conditions, (ii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, (iii) acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening thereof, (iv) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events, (v) any action taken by the Buyer Group in accordance with the terms of this Agreement expressly to comply with Buyer’s obligations to Seller hereunder or with Seller’s written consent or at Seller’s written request, or the failure to take any action by Buyer or the Buyer Group if that action is prohibited by this Agreement, (vi) any change or prospective change in Buyer’s credit ratings, (vii) any decline in the market price, or change in trading volume, of Buyer Ordinary Shares, (viii) any failure of Buyer to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (vi), (vii) and (viii) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (a) and clauses (b)(i) through (viii)) is or contributed to a Buyer Material Adverse Effect), (ix) any epidemic, pandemic or disease outbreak or (x) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the United States or any other country or region in the world; provided further, however, that any Effect referred to in clause (a) or clauses (b)(i), (iii), (iv), (ix) or (x) (and the consequences thereof) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Buyer Material Adverse Effect to the extent such Effect has a disproportionate adverse effect on the Buyer Group, taken as a whole, as compared to other participants in the industry in which the Buyer Group operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Buyer Material Adverse Effect).

“Cash” means, with respect to the Company Group, (a) as of the Measurement Time (but before taking into account the consummation of the Transactions), the fair market value of all cash, cash equivalents and marketable securities held by any member of the Company Group at such time and determined in accordance with the Accounting Principles plus (b) any outstanding deposits to fund negative positions in client accounts (typically recorded within Acct. #10143 Non-Trade Debtors). For the avoidance of doubt, Cash shall be calculated net of (i) issued but uncleared checks and drafts written or issued by any member of the Company Group as of the Measurement Time, (ii) cash that is restricted from being distributed or not available for general corporate purpose for at least 30 days (including for the avoidance of doubt, any cash balances designated as restricted by the Company Group’s financial regulators, which amount is approximately equal to $24,000,000 in the aggregate as of the date of this Agreement, but may fluctuate during the Pre-Closing Period in accordance with applicable Law) and (iii) any amounts paid to satisfy or discharge any purchase price payable related to any Transaction Expenses or Indebtedness (to the extent Transaction Expenses and Indebtedness are reduced by a corresponding amount) or any cash that has been distributed from the Company Group prior to the Measurement Time.

“Change of Control” means (a) the consummation of any transaction or series of transactions pursuant to which any Person or group (as defined in Section 13(d)(3) of the Exchange Act) acquires, directly or indirectly (i) Beneficial Ownership of more than 50% of the total voting power of Buyer or (ii) the power to direct the management or policies of Buyer by contract or otherwise, (b) the consummation of any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange, or similar transaction, following which the shareholders of Buyer immediately prior to such transaction hold less than 50% of the outstanding voting securities of the surviving or resulting entity, or (c) any sale or other disposition of all or substantially all of the assets of Buyer.

“Code” means the United States Internal Revenue Code of 1986.

“Collective Bargaining Agreements” mean any Contracts entered into between any employer and any Union.

“Companies Act” means with the United Kingdom Companies Act 2006.

“Company Benefit Plan” means each plan, policy, agreement, arrangement or program with respect to any savings, pension, retirement, profit sharing, bonus, commission, stock option, stock purchase, equity or equity-based, incentive, deferred compensation or nonqualified, severance, employment, separation, retention, change of control, vacation, profit sharing, pension benefits, welfare, health, medical, dental, disability, life, paid time off, fringe benefit or other benefit or compensation or remuneration plan, program, practice, policy, agreement or arrangement of any kind, funded or unfunded, including each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA), in each case, that is sponsored, maintained, or contributed to or required to be contributed to by Cayman Target Company, US Target Company or any of their respective Subsidiaries for the benefit of any Company Service Provider, or with respect to which Cayman Target Company, US Target Company or any of their respective Subsidiaries has or could reasonably be expected to have any current or contingent Liability, in each case, other than any plan, policy, agreement, arrangement or program which is required to be maintained by a Governmental Authority or applicable Law.

“Company Employee” means any current or former employee of any member of the Company Group.

“Company Group” means the Target Companies and their respective Subsidiaries.

“Company Income Tax Liability Amount” means, with respect to each applicable jurisdiction, the amount (not less than zero ($0) for any applicable entity) equal to all liabilities for unpaid Income Taxes of each member of the Company Group (whether or not such Taxes are due and payable) for the Tax period (or portion thereof) that ends on and includes the Closing Date and the immediately preceding Tax period to the extent a Tax Return in respect of such immediately preceding Tax period has not been filed as of the Closing Date; provided that for purposes of determining any such liability: (i) such liability for Income Taxes shall be calculated in accordance with the past practice (including reporting positions, jurisdictions, elections, and accounting and valuations methods) of such member of the Company Group in preparing its Income Tax Returns; (ii) all Transaction Deductions shall be taken into account by such member of the Company Group for the applicable Income Tax purposes in a Pre-Closing Tax Period; (iii) any financing or refinancing arrangements entered into at any time by or at the direction of Buyer or any of its Affiliates shall not be taken into account; (iv) any Income Taxes imposed on a member of the Company Group that is attributable to transactions outside the ordinary course of business on the Closing Date after the Closing shall be excluded; (v) any liabilities for accruals or reserves established or required to be established by a member of the Company Group under IFRS with respect to contingent Income Taxes or with respect to uncertain Tax positions shall be excluded; (vi) all deferred Tax assets and deferred Tax liabilities established or required to be established by a member of the Company Group for IFRS purposes shall be excluded; (vii) subject to clause (x), the Closing Date shall be treated as the final day of the taxable year of each member of the Company Group; (viii) the amount of accruals for the Pre-Closing Tax Period of the Straddle Period shall be determined in accordance with the definition thereof; (ix) any payments of estimated Income Taxes (and other similar prepayments, which for the avoidance of doubt, shall include any overpayments of Income Taxes that are available under applicable Law at a “more likely than not” or higher level of comfort to reduce, but not below zero, the applicable Income Tax) made by a member of the Company Group before the Closing Date shall be taken into account to the extent they reduce the applicable Income Taxes that would otherwise be required to be taken into account in the determination of “Company Income Tax Liability Amount”; and (x) any liability for Income Taxes shall be determined after taking into account any income attributable to deferred revenue (or other deferred amounts) accelerated into a Pre-Closing Tax Period on account of the transactions contemplated under this Agreement.

“Company Independent Contractors” means each current or former independent contractor of any member of the Company Group.

“Company Intellectual Property” means collectively all Owned Intellectual Property and Licensed Intellectual Property.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (x) has, or would be reasonably expected to have a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Company Group, taken as a whole, or (y) would, or would reasonably be expected to, prevent, materially impair or materially delay the performance by Seller, Orbit I, Orbit II or the Company Group of their respective obligations under this Agreement or the consummation of the Transactions; provided, however, that for purposes of clause (x) above, none of the following (either alone or in combination with any other Effect) shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: any Effect to the extent (a) generally affecting the industry in which the Company Group operates or the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, monetary policy or inflation, or (b) arising out of, resulting from or attributable to (i) changes or prospective changes in Law or in IFRS or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing or any changes or prospective changes in general legal, regulatory, political or social conditions, (ii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, (iii) acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening thereof, (iv) earthquakes, fires, floods, hurricanes, tornados or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events, (v) any action taken by Seller, Orbit I, Orbit II or the Company Group in accordance with the terms of this Agreement expressly to comply with the Seller’s, Orbit I’s, Orbit II’s, Cayman Target Company’s or US Target Company’s obligations to Buyer hereunder or with Buyer’s written consent or at Buyer’s written request, or the failure to take any action by Seller, Orbit I, Orbit II or the Company Group if that action is prohibited by this Agreement, (vi) any change or prospective change in Cayman Target Company’s or US Target Company’s credit ratings, (vii) any failure of any member of the Company Group to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (a) and clauses (b)(i) through (vii)) is or contributed to a Company Material Adverse Effect), (viii) any epidemic, pandemic or disease outbreak or (ix) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the United States or any other country or region in the world; provided further, however, that any Effect referred to in clause (a) or clauses (b)(i), (iii), (iv), (viii) or (ix) (and the consequences thereof) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such Effect has a disproportionate adverse effect on the Company Group, taken as a whole, as compared to other participants in the industry in which the Company Group operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Service Provider” means any Company Employee and any other officer, director, individual consultant, individual contractor, or other individual service provider to the Company Group.

“Company Registered Intellectual Property” means Owned Intellectual Property that is the subject of an application, certificate, filing or registration issued by, filed with, or recorded by, any Governmental Authority or other public legal authority or registrar in any jurisdiction throughout the world.

“Company Software” all proprietary Software owned by or exclusively licensed to a member of the Company Group.

“Computer Systems” means Software, computer hardware, telecommunications networks, network equipment, and peripherals computer systems owned by or leased or licensed to any member of the Company Group.

“Contract” means any written, oral or other legally binding agreement, instrument, loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract, obligation, promise, undertaking or other arrangements.

“Credit Agreement” means the First Lien Credit Agreement, dated as of December 10, 2021, as amended from time to time, by and among Armor Holdco, Inc., Earth Private Holdings Ltd., Orbit Private Holdings I, Ltd., each lender from time to time party thereto, each letter of credit issuer party thereto, and Goldman Sachs Bank USA, as administrative agent, collateral agent and letter of credit issuer.

“Current Assets” means, without duplication, the aggregate sum of the values of the Company Group’s trade and other accounts receivable, current unbilled receivables, contract assets, prepaid expenses, other deposits and other current assets (which shall include current non-Income Tax assets) determined in accordance with the Accounting Principles.

“Current Liabilities” means, without duplication, the aggregate sum of the Company Group’s trade and other accounts payable, accrued liabilities (which shall include current non-Income Tax liabilities), contract fulfillment liabilities, deferred revenues, and other current liabilities determined in accordance with the Accounting Principles but excluding any amount, without duplication, that is included within Indebtedness or Transaction Expenses and excluding any liabilities payable or accrued relating to Actions).

“Customer Warrants” means any warrants exercisable for Buyer Ordinary Shares issued under Buyer’s Options Reward Program.

“Data Privacy and Security Requirements” means any and all of the following, in each case to the extent relating to any confidential or sensitive information, payment card data, personally identifiable information, or other protected information relating to individuals, or any matters relating to data privacy, protection, or security: (a) applicable Laws (including any related security breach notification requirements), (b) the Company Group’s own respective rules, policies, and procedures, (c) industry standards applicable to the industries in which the Company Group operates, and (d) Contracts to which the Company Group is bound.

“Debt Amendment Costs” means any costs, fees or expenses incurred by Seller, Orbit I, Orbit II or the Company Group in connection with any amendments to the Credit Agreement or Indenture, or obtaining the consent of any lender party thereto, with respect to the Transactions or in furtherance thereof; provided, that such Debt Amendment Costs shall in no event be in excess of $4,000,000 in the aggregate.

“Digital Asset” means digital assets, tokens, cryptocurrencies and any other cryptographically secured digital representation of value or contractual rights that uses a form of distributed ledger or similar technology and can be transferred, stored or traded electronically.

“Effect” means any effect, change, event, condition, development, occurrence or state of circumstances or facts.

“Environmental Laws” means all Laws (including the common law) relating to pollution or the protection of the environment, natural resources or health and safety (in respect of, or governing exposure to Hazardous Materials), or relating to the use, generation, management, manufacture, processing, treatment, storage, transportation, remediation, cleanup, handling, disposal or Release or threatened Release of, or exposure to, Hazardous Materials.

“Environmental Permits” means all Permits, licenses, certifications, registrations, approvals and other authorizations that are required pursuant to Environmental Laws for the operations of the Company Group.

“Equiniti LTIPs” means the Equiniti (ex. Credit Services) 2021 Long Term Incentive Plan and the Equiniti (ex. Lenvi) 2025 Long Term Incentive Plan.

“Equity Interests” means, as applicable, shares of capital stock, shares, partnership interests, membership interests, equity interests, securities, or any similar term under applicable Law, including nominee, qualifying and similar shares, and any subscription, call, warrant, option, restricted share, restricted stock unit, stock appreciation right, performance unit, incentive unit or other commitment or right of any kind of character entitling any Person to purchase or otherwise acquire, any other Equity Interests of another Person.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as may be amended and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person (whether or not incorporated) that would be deemed, together with any member of the Company Group, a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Existing Notes” means the $350,000,000 in aggregate principal amount of 8.500% Senior Notes due 2029 issued by Armor Holdco, Inc. (as successor by merger to Asteroid Private Merger Sub, Inc.) under the Indenture.

“Export-Import Laws” means all applicable Laws relating to the export, re-export, transfer, release, import, customs clearance, or movement of goods, software, technology or services, including the Export Administration Regulations administered by the United States Department of Commerce’s Bureau of Industry and Security and customs and import Laws administered by United States Customs and Border Protection.

“FCA” means the United Kingdom Financial Conduct Authority and any successor or replacement authority thereto.

“FCA Approval” means, in respect of the FCA Regulated Entities, either: (a) the FCA granting unconditional approval, or approval subject to conditions (i) that are required to be satisfied prior to the Closing and are so satisfied prior to the Closing, or (ii) that continue following Closing but do not impose any (as reasonably determined by Buyer acting in good faith) materially adverse financial, operational or regulatory obligations on the Buyer Group or the Company Group, in each case in writing in accordance with, as applicable, section 189(4)(a) or section 189(4)(b)(i) of FSMA, to Buyer (to the extent it is acquiring or increasing control) and to any other person who would be, at Closing, acquiring or increasing control in any FCA Regulated Entity, as such terms are defined in FSMA and the FSMA Controllers Order or (b) the FCA being treated, by virtue of section 189(6) of FSMA, as having approved the acquisition or increase in control by Buyer (to the extent it is acquiring or increasing control) and any other person who would be, at Closing, acquiring or increasing control in the FCA Regulated Entities, as such terms are defined in FSMA and the FSMA Controllers Order.

“FCA Handbook” means the FCA’s handbook of rules and guidance.

“FCA Regulated Entities” means, collectively, Equiniti Financial Services Limited, Equiniti Global Payments Limited, Paymaster (1836) Limited and Lenvi Servicing Limited.

“Final Consideration Amount” means (a) the Base Consideration Amount, minus (b) the amount of Indebtedness as finally determined pursuant to Section 1.13, plus (c) the amount (which may be positive or negative) equal to the Net Working Capital, as finally determined pursuant to Section 1.13 minus the Target Net Working Capital Amount, plus (d) the amount (which may be positive or negative) equal to Cash, as finally determined pursuant to Section 1.13 minus the Target Minimum Cash Amount and minus (e) the amount of the Transaction Expenses, each as finally determined pursuant to Section 1.13.

“Fraud” means a misrepresentation of a material fact in the making of a specific representation or warranty expressly set forth in Article II or Article III (or in any certificate delivered pursuant to this Agreement), as applicable, constituting common law fraud under Delaware Law. For the avoidance of doubt, (a) “Fraud” does not include any claim for equitable fraud, promissory fraud or any tort (including a claim for fraud) based on constructive or imputed knowledge, negligence or recklessness, and (b) only the Party committing Fraud shall be liable for such Fraud.

“FSA” means the Financial Services Act 2019 of the laws of Gibraltar.

“FSMA” means the United Kingdom Financial Services and Markets Act 2000.

“FSMA Controllers Order” means the United Kingdom Financial Services and Markets Act 2000 (Controllers) Exemption Order 2009.

“Full Title Guarantee” means with the benefit of the covenants implied by such term in accordance with sections 2 and 3 of the United Kingdom Law of Property (Miscellaneous Provisions) Act 1994.

“Generative AI Tools” means generative AI Technologies or similar tools capable of automatically producing various types of content (such as source code, text, images, audio, and synthetic data) based on user-supplied prompts.

“GFSC” means the Gibraltar Financial Services Commission and any successor or replacement authority thereto.

“GFSC Approval” means, in respect of the GFSC Regulated Firms, the Seller and any other person who would, by virtue of Closing, be required to provide the GFSC with notice by virtue of acquiring control (within the meaning of section 114 of the FSA) over any GFSC Regulated Firm (together the “Section 111 Notice-Givers” and each a “Section 111 Notice-Giver”), having given such notice under section 111(1) of the FSA to the GFSC, and the GFSC: (a) having given notice under section 122(4)(a) of the FSA that it has determined to unconditionally approve the acquisition of such control by each Section 111 Notice-Giver; (b) having given notice in accordance with sections 122(4)(b)(i) and 122(7)(a) of the FSA that it has determined to approve the acquisition of such control by each Section 111 Notice-Giver; or (c) being treated, at the expiry of the relevant assessment period pursuant to section 122(6) of the FSA, as having approved the acquisition of such control by each Section 111 Notice-Giver, in each case where such approval has not been revoked and is in full force and effect as of Closing.

“GFSC Regulated Firms” means, collectively, Bullish (GI) Limited and Bullish (GI) Markets Limited, being regulated firms within the meaning of section 63(4) of the FSA.

“Government Official” means any officer, employee or representative of a Governmental Authority or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authority” means any governmental, quasi-governmental, regulatory, Tax authority or administrative authority, body, department, agency, board or commission, or any court, tribunal, administrative hearing body or judicial or arbitral body (public or private) or other governmental organizational of any nature, (in each case including any self-regulatory organization), whether federal, state or local, provincial, domestic, foreign, international or multinational, including the FCA, BaFin and ICAEW.

“Hazardous Materials” means (a) any substance, material, or waste that is listed, classified or regulated as hazardous or toxic or as a pollutant or contaminant or words of similar meaning or regulatory effect pursuant to any Environmental Law, or that is otherwise regulated by or for which liability or standards of care are imposed under Environmental Laws and (b) petroleum or petroleum products, radioactive materials, asbestos or asbestos containing materials, polychlorinated biphenyls, toxic mold or per- and polyfluoroalkyl substances.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“ICAEW” means the Institute of Chartered Accountants in England and Wales and any successor or replacement authority thereto.

“ICAEW Approval” means, in respect of Equiniti Benefactor Limited, the ICAEW granting unconditional approval, or approval subject to conditions that are thereafter satisfied, in each case in writing in accordance with Regulation 6.13 of the ICAEW Legal Services Regulations (as amended or supplemented) (the “LSRs”), to Buyer and to any other person who would be, at Closing, acquiring or increasing its material interest (as defined in the LSRs) in Equiniti Benefactor Limited.

“IFRS” means international financial reporting standards, international accounting standards, and interpretations of such standards issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee, as applicable at the relevant time, consistently applied.

“Income Tax” means any Tax imposed on net income and franchise Taxes imposed in lieu of Taxes imposed on net income.

“Indebtedness” means an amount equal to the sum of (a) with respect to the Company Group on a consolidated basis, as of the Measurement Time, without duplication: (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments or, in each case and only to the extent drawn by the counterparty thereto, letters of credit or performance bonds, (iii) breakage fees related to the net settlement amount of all interest rate hedging, swap agreements, forward rate agreements, interest rate caps or other similar derivative agreements (other than mark to market on such agreements) as of such date (which amount will reduce Indebtedness if in an asset position), (iv) any amount due under the Credit Agreement including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof, (v) obligations for any deferred purchase price of property, stocks or assets with respect to which the Company Group is liable (including earn-outs and holdback consideration), in each case (A) calculated based on the maximum amount payable and (B) net of any related legal and Tax provisions, (vi) accrued and unpaid interest, if any, and all make-whole amounts, prepayment penalties, breakage fees and other exit fees paid or payable in the event that any of the foregoing is to be repaid or otherwise discharged, (vii) the amount of all (A) the retention payments or (B) severance due (including for the avoidance of doubt, any severance or termination benefit in the form of COBRA subsidies to former employees) to any current or former Company Service Provider whose employment or other service was terminated or who received or provided a notice of termination, in any case, prior to the Closing, plus earned but unpaid paid time off, whether or not accrued and the employer portion of any payroll, employment and similar Taxes due with respect to such amounts, (viii) any unfunded or underfunded Liability under any Company Benefit Plan that is a defined benefit pension, or Company Benefit Plan that is a retiree medical, dental, vision or life insurance plan, (ix) the Company Income Tax Liability Amount, (x) any amounts owed to any Related Party, (xi) escheatment-related payables and reserves, (xii) litigation-related accruals and other provisions provided for on Exhibit C, (xiii) all performance, retention and other bonuses, incentive compensation, share incentive expenses and similar payments that have been earned or are owed to employees, officers, or directors of the Company Group as of the Closing but have not yet been paid and the employer portion of any payroll, employment and similar Taxes due with respect to such amounts (and not, for the avoidance of doubt, any amounts payable pursuant to the terms of such LTIP Cash-Out Letters contingent upon continued service or a qualifying termination of employment following the Closing) (computed by assuming, for purposes of applying any applicable social security or other wage base, that all wages payable to such Person for the applicable taxable year have already been paid), (xiv) the short-term portion of property-related provisions or accrued dilapidations (determined in accordance with the Accounting Principles), (xv) an amount equal to the product of (A) the amount of the final Section 481(a) adjustment related to bonus accruals that will be included in US Target Company’s 2026 taxable year, multiplied by (B) .2703, to the extent not duplicative of an amount otherwise accounted for within the definition of Company Income Tax Liability Amount or within this Agreement, and not to exceed $900,000, (xvi) any use Taxes that have not been assessed on account of licensing fees paid from Equiniti Trust Company, LLC to Equiniti Holdings Limited, not to exceed $400,000, to the extent not duplicable of any amounts taken into account in Current Liabilities, (xvii) onerous contract provision related to the contract referred to as “Jaguar” as required by IAS 37, and (xviii) all guarantees of the obligations of other Persons described in the immediately precedent clauses (i) through (xvii), excluding, in each case, any intercompany indebtedness within the Company Group, minus (a) Prepaid 2027 Annual Expenses, minus () the Transaction Tax Deduction Amount.

“Indenture” means the Indenture, dated as of November 15, 2021, as amended from time to time, by and among Asteroid Private Merger Sub, Inc. and Wilmington Trust, National Association, as Trustee, pursuant to which Armor Holdco, Inc. (as successor by merger to Asteroid Private Merger Sub, Inc.) issued the Existing Notes.

“Intellectual Property” means all intellectual property rights arising in each case in any jurisdiction throughout the world (including all common law and statutory rights, registrations and applications therefor, and renewals, extensions, and restorations thereof, as applicable), of every kind and nature, whether existing now or in the future, including all rights and interests pertaining to or deriving therefrom, including: (a) any patent or patent application, utility models and industrial design registrations and applications, including any continuations, divisionals, continuations-in-part, provisionals, renewals, reissues, re-examinations for any of the foregoing, (b) any trademark, service mark, trade dress, corporate names, logos, brands, trade dress, and other indicia of origin and general intangibles of like nature, together with the goodwill associated with any of the foregoing, and any application, registration or renewal thereof, (c) any copyright or work of authorship, mask work rights, whether or not published, including all of the following items to the extent they are entitled to copyright protection: Software, website content and code, documentation, advertising copy, marketing materials, drawings, graphics and all rights therein, and all registrations and applications for registration thereof, including any moral rights, (d) any internet domain names, (e) trade secrets, non-public know-how, and other confidential information, including the following items to the extent that they are non-public and have been kept confidential: inventions (whether or not reduced to practice), invention disclosures, improvements, manufacturing, test and qualification processes, designs, any data, databases, or information, including a formula, pattern, compilation, program, device, method, technique or process, customer lists, supplier and vendor lists, pricing and cost information, business and marketing plans and proposals, operations manuals and procedures, compositions, techniques, ideas, technology, tools, methods, and source code, in each case, whether tangible or intangible and whether stored, compiled or memorialized physically, electronically, photographically or otherwise (“Trade Secret”) and (f) all claims, causes of action and rights to sue for past, present and future infringement or misappropriation of the foregoing, and all proceeds, rights of recovery and revenues arising from or pertaining to the foregoing.

“Investment Screening Laws” means applicable supranational, national, federal, state, provincial or local Laws designed or intended to prohibit, restrict or regulate investment made by any Person into business interests located in a foreign country.

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to Seller, the knowledge of the individuals listed on Section 8.12(a) of the Seller Disclosure Letter, and (b) with respect to Buyer, the knowledge of the individuals listed on Section 8.12(b) of the Buyer Disclosure Letter, in each case, if (i) such Person is actually aware of such fact or other matter or (ii) such Person would have known such fact or other matter had such Person made reasonable inquiry of such Person’s direct reports who would reasonably be expected to have actual knowledge of such fact or other matter.

“Law” means any United States, United Kingdom, Cayman Islands or other federal, provincial, state, local or other law (including common law or equity), constitution, treaty, directive, statute, rule, regulation, ordinance, executive order, regulation, code, published administrative position, written regulatory guidance, or any Judgment issued, enacted, adopted, entered into, implemented, promulgated or otherwise put into legal effect by or under the authority of any Governmental Authority (including those which are required or imposed by any Regulatory Supervising Authority (including with respect to the FCA, the FCA Handbook)).

“Leased Real Property” means the real property that is currently leased, subleased by the Company Group from any third party (in each case whether as tenant or subtenant) pursuant to the Company Leases.

“Lenvi LTIP” means the Lenvi Amended and Restated 2021 Long Term Incentive Plan.

“Liability” means all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising.

“Licensed Intellectual Property” means all Intellectual Property owned by another Person that is used by, or held for use by, any member of the Company Group.

“Lien” means any pledge, lien, license, charge, mortgage, deed of trust, encumbrance or security interest, or adverse ownership interests of any kind.

“Measurement Time” means as of immediately prior to the Closing.

“Money Transmitter License” means any license or similar authorization of a Governmental Authority required under any Money Transmitter Requirement to conduct the business of the Buyer Group as currently conducted.

“Money Transmitter Requirements” means any and all Laws applicable to the Buyer Group insofar as they conduct (a) the business of transmitting or remitting money or items of monetary value, (b) issuing or selling payment instruments, (c) issuing or selling stored value, (d) the custody, transfer, or exchange of money or monetary value, (e) the custody, transfer, or exchange of virtual currency, or (f) any similar payment or money services, including those under money transmitter and money services Laws or virtual currency business activity licensing Laws, to the extent applicable to such activities of the Buyer Group.

“Net Working Capital” means (a) the Current Assets of the Company Group as of the Measurement Time, minus (b) the Current Liabilities of the Company Group as of the Measurement Time, in each case, determined in accordance with the Accounting Principles and taking into account the same lines, accounts and adjustments described on Exhibit C. For the avoidance of doubt, Net Working Capital shall be calculated without taking into consideration (i) the Transactions (ii) Cash, (iii) Transaction Expenses, (iv) deferred Tax assets and deferred Tax liabilities or (v) Indebtedness (including Prepaid 2027 Annual Expenses).

“New BaFin Relevant Holder” means any person acquiring or increasing, in connection with the Transactions, a significant holding within the meaning of the German Banking Act (Gesetz über das Kreditwesen) or a qualifying holding within the meaning of Regulation (EU) 2023/1114, in each case in the BaFin Regulated Entity in connection with the Transactions.

“New York Approvals” means the consent, waiver, approval, authorization, declaration or filing required of the New York Department of Financial Services, prior to the Closing Date, (a) pursuant to § 143-a or § 143-b of the New York Banking Law, with respect to Equiniti Trust Company, LLC and (b) pursuant to Title 23, part 200 of the New York Codes, Rules and Regulations, with respect to the applicable Subsidiary of Buyer.

“Non-Core Assets” the operating assets, rights and properties used primarily in the business of the Non-Core Entities.

“Non-Core Business” means the Non-Core Entities and the Non-Core Assets.

“Non-Core Entities” means, collectively, Lenvi Limited, Lenvi Servicing Limited, The Nostrum Group Limited, PanCredit Systems Ltd., KYCnet B.V. and its Subsidiaries, Information Software Solutions Limited and its Subsidiaries, Hazell Carr Limited, Charter UK Limited, Paymaster (1836) Limited, MyCSP Limited, MyCSP Trustee Company Limited, Equiniti PMS Limited, Equiniti Pension Trustee Limited, Claybrook Computing Limited, Equiniti Solutions India Private Limited, Riskfactor Software Limited, Riskfactor Solutions Limited, Icenet Limited, Refresh Personal Finance Limited and Equiniti Solutions Limited.

“Non-Recourse Party” means, with respect to any Party, any of such Party’s Related Parties; provided that no Party to this Agreement will be considered a Non-Recourse Party.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means Software obtained from a third party on general commercial terms that is licensed pursuant to click-wrap, shrink-wrap, browse-wrap, click-through or similar terms and involves license fees of less than $100,000 per year.

“Open Source Software” means software or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including any license approved by the Open Source Initiative and listed at opensource.org/licenses).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any member of the Company Group.

“Permit” means any license, registration, franchise, permit, certificate, consent, permission, waiver, approval or authorization from any Governmental Authority.

“Permitted Liens” means (a) statutory Liens (other than under ERISA) for Taxes, assessments or other governmental charges which are not yet due and payable or the amount or validity of which are being contested in good faith and by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ liens and similar Liens arising in the ordinary course of business (other than under ERISA) for which adequate reserves have been established in accordance with IFRS, (c) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (d) non-exclusive licenses granted to third-parties in the ordinary course of business, (e) Liens discharged at or prior to the Closing, (f) Liens set forth on Section 8.12(c) of the Seller Disclosure Letter, (g) terms, conditions and restrictions under leases, subleases, licenses or occupancy agreements, including statutory Liens of landlords, affecting any leased real property, incurred or suffered in the ordinary course of business and which do not materially interfere with the use (or contemplated use), utility or value of such leased real property or otherwise materially impair the present or contemplated business operations at such location, (h) interests and rights of any lessor, licensor or grantor pursuant to any Company Lease for any Leased Real Property, (i) Liens that have been placed by any developer, landlord or other third party on the underlying fee interest of any leased real property or property over which any member of the Company Group has easement rights and subordination or similar agreements relating thereto, incurred or suffered in the ordinary course of business and which do not materially detract from the value of or materially impair the existing use of the real property affected by such matter, (j) matters that would be disclosed by a current title commitment or an accurate survey or inspection of the real property, (k) zoning, building codes and other land use restrictions, environmental regulations, survey exceptions, utility easements, rights of way, and other Liens regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Company Group, (l) minor variations between tax lot lines and lines of record title, (m) Liens arising out of the Credit Agreement and (n) such other non-monetary Liens that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien.

“Person” means an individual, corporation, exempted company, limited liability company, exempted limited partner, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means any information that identifies or could reasonably be used to identify an individual, and any other information that is considered “personal information” or “personal data” under applicable Laws.

“Post-Closing LTIP Cash-Out Letters Payment Amount” means, as of the date that is 60 days following the first anniversary of the Closing Date, the amounts actually paid by the Company Group pursuant to the LTIP Cash-Out Letters from the Closing through such date which were not included as Transaction Expenses, together with the employer portion of payroll Taxes payable by the Company Group in connection with such payments (computed by assuming, for purposes of applying any applicable social security or other wage base, that all wages payable to such Person for the applicable taxable year have already been paid).

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the earlier of (a) the Closing or (b) the valid termination of this Agreement in accordance with Article VI.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Prepaid 2027 Annual Expenses” means the unamortized portion of the 2026 Contracts or any amounts paid by any member of the Company Group prior to the Closing for products or services attributable to calendar year 2027 for the following vendors: (a) Microsoft, (b) Workday and (c) Salesforce. For the avoidance of doubt, in the event (i) the Option is exercised and the Divestiture is consummated prior to Closing, Prepaid 2027 Annual Expenses shall be reduced for any amounts attributable or allocable to the Non-Core Business and (ii) if the Option is exercised but the Divestiture is not consummated prior to the Closing, in connection with the subsequent consummation of the Divestiture the Parties will reasonably cooperate to provide each of Seller and the Non-Core Buyer the benefit of the treatment of the unamortized portion of such amounts attributable to the Non-Core Business as if the Divestiture had been consummated prior to the Closing.

“Regulatory Supervising Authority” means, as applicable, each of the FCA, BaFin, the GFSC and the Securities and Futures Commission of Hong Kong.

“Related Party” means, with respect to any Person: (a) any Affiliate of such Person, (b) any Representative of such Person (in their capacity as such) described in subpart (a) of this definition, (c) any Representative of such Person’s Affiliates (in their capacity as such) and (d) any trust for the benefit of any Person described in subparts (a) – (c) of this definition.

“Related Party Contract” means any Contract between a member of the Company Group, on the one hand, and any Related Party of the Seller or the Company Group, on the other hand, in effect as of the Closing, including such Contracts involving (a) obligations, commitments or Contracts with respect to any member of the Company Group or any Related Party of the Company Group, on the one hand, and Seller or any Related Party of Seller, on the other hand, (b) liability of any members of the Company Group for any Liabilities (or commitments to incur any such Liability) of Seller or any Related Party or Seller or (c) any properties or assets used by the Company Group that are held by Seller or any Related Party of Seller or (d) a claim or right of action of Seller or any Related Party of Seller against the Company Group or any of its assets or properties and, in each of (a) through (c), other than (i) payment of compensation for employment to employees in the ordinary course of business and (ii) any Company Benefit Plan.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the indoor or outdoor environment (including indoor air, ambient air, surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representatives” means, with respect to any Person, its officers, directors, employees, contractors, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Sanctioned Country” means any country or territory that is the target of comprehensive, country-wide or territory-wide Sanctions Laws, which as of the date of this Agreement includes Cuba, Iran, North Korea, and the Donetsk, Luhansk, Kherson, Zaporizhzhia, and Crimea regions.

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Export-Import Laws, including: (a) any individual or entity listed on any applicable United States or non-United States sanctions- or export-related restricted party list, including the Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and the United Kingdom’s Sanctions List, (b) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (a), (c) any person or entity acting on behalf of or at the direction of a person or persons described in clauses (a) and (b), or (d) any national of a Sanctioned Country or Russia or Venezuela.

“Sanctions Laws” means the economic, financial, or trade sanctions Laws, embargoes, or restrictive measures administered, enacted, or enforced by the United States, the United Kingdom, the European Union or an of its Member States, the United Nations, any Governmental Authority of the foregoing, or any other applicable Governmental Authority with jurisdiction over, Buyer, Seller, or any relevant member of the Company Group (as applicable).

“Seller Fundamental Representations” means, collectively, the representations and warranties contained in the first sentence of Section 2.01(a) (Organization; Good Standing), Section 2.02 (Capitalization), Section 2.03 (Authority; Enforceability) and Section 2.22 (Brokers and Other Advisors).

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Straddle Period” means any taxable period beginning before the Closing Date and ending after the Closing Date. If any member of the Company Group is required to file a Tax Return or otherwise apportion Tax liability for a Straddle Period, (a) in the case of Taxes based on income, sales, proceeds (other than UK Stamp Duty that may become due, owing or payable in connection with the Transactions (including the Earth Contribution, which shall be governed by Section 4.16(a)), profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), as if the taxable period of such partnership, other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis and (b) in the case of any other Taxes that are imposed on a periodic basis for a Straddle Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.

“Subsidiary”, when used with respect to any Person, means (a) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (b) of which such Person or one of its Subsidiaries is a general partner or manager.

“Takeover Law” means any “Moratorium,” “Control Share Acquisition,” “Fair Price,” “Supermajority,” “Affiliate Transactions,” or “Business Combination Statute or Regulation” or other similar anti-takeover Law.

“Target Net Working Capital Amount” means an amount equal to ($23,612,000).

“Tax Group Relief” means any losses or other amounts capable of being surrendered or claimed under Part 5 or Part 5A of the UK Corporation Tax Act 2010.

“Tax Returns” mean any reports, returns, information returns, filings, claims for refund or other information filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” means all United States federal, state, local, or foreign income taxes or any other taxes, imposts, levies, withholdings or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Authority in any jurisdiction, including any gross receipts, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property or personal property, sales, use, transfer, registration, value added, alternative or add-on minimum taxes, and all interest, penalties and additions imposed with respect to such amounts.

“Trade Secret” has the meaning set forth in the definition of Intellectual Property.

“Trading Day” means a day on which trading in Buyer Ordinary Shares (or other security for which a closing sale price must be determined) generally occurs on the principal United States national securities exchange on which Buyer Ordinary Shares (or such other security) is then listed or, if Buyer Ordinary Shares are (or such other security is) not then listed on a United States national securities exchange, on the principal other market on which Buyer Ordinary Shares are (or such other security is) then traded; provided that, if Buyer Ordinary Shares are (or such other security is) not so listed or traded, “Trading Day” means a Business Day.

“Transaction Deductions” means all items of loss or deduction for applicable income Tax purposes resulting from or attributable to: (a) the payment of bonuses or other compensatory payments made in connection with the transactions contemplated by this Agreement and any related Taxes, (b) Transaction Expenses, provided, however, that with respect to any “success-based fee” (as defined in IRS Revenue Procedure 2011-29) with respect to the transactions contemplated by this Agreement, it shall be assumed that the safe harbor election provided in Section 4 of IRS Revenue Procedure 2011-29 has been made and is effective, (c) the payment of any amounts for indemnification pursuant to Section 4.07(d), (d) without duplication of (b), the Post-Closing LTIP Cash-Out Letters Payment Amount or (e) any fees, expenses, premiums and penalties with respect to the repayment of debt and the write-off of the amortization of deferred financing, in each case of clauses (a) through (e), that are deductible at a “more likely than not” or higher level of comfort.

“Transaction Expenses” means the amount of (a) all expenses of the Company Group, agreed to be paid or incurred or owing by any member of the Company Group, in each case, to the extent unpaid as of or prior to the Measurement Time, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Transactions, including (i) any transaction, retention or change-in-control bonuses that are payable to Company Service Providers (other than as in connection with LTIP Cash-Out Letters) solely as a result of the consummation of the Transactions, together with the employer portion of payroll Taxes payable in connection with the payments described in this clause (i) (computed by assuming, for purposes of applying any applicable social security or other wage base, that all wages payable to such Person for the applicable taxable year have already been paid), (ii) amounts payable pursuant to LTIP Cash-Out Letters in effect as of immediately prior to the Closing in connection with the Closing (and not, for the avoidance of doubt, any amounts payable pursuant to the terms of such LTIP Cash-Out Letters contingent upon continued service or a qualifying termination of employment following the Closing), together with the employer portion of payroll Taxes reasonably expected to be payable in connection with such payments (computed by assuming, for purposes of applying any applicable social security or other wage base, that all wages payable to such Person for the applicable taxable year have already been paid), and (iii) all out-of-pocket costs and fees of financial advisors, attorneys, accountants and other advisors and service providers, together with any irrecoverable Taxes incurred by the Company Group thereon; minus (b) the Debt Amendment Costs.

“Transaction Tax Deduction Amount” means an amount equal to $4,500,000.

“Treasury Regulations” means the regulations promulgated under the Code.

“Union” means any labor organizations, unions, employee associations, or work council that represents any employees of any member of the Company Group.

“VAT” means value added tax as imposed under the United Kingdom Value Added Tax Act 1994, or any Tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), or any other sales or turnover tax of a similar nature imposed in any country that is not a member of the European Union and any tax of a similar nature which may be substituted for or levied in addition to any of the above.

“Willful Breach” means a material breach of this Agreement that is the consequence of an intentional act, or intentional failure to act, undertaken by the breaching Party with the actual knowledge that the taking of such intentional act, or intentional failure to act, would, or would reasonably be expected to, cause such material breach.

The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
Accounts Payable	Section 2.06(b)
Accounts Receivable	Section 2.06(a)
Action	Section 2.16
Agreement	Preamble
Announcement	Section 4.03
Audited Financial Statements	Section 2.05(a)
Balance Sheet	Section 2.05(a)
Base Consideration Amount	Section 1.07
Buyer	Preamble
Buyer Balance Sheet Date	Section 3.05(c)
Buyer Business	Section 3.10(f)
Buyer Closing Certificate	Section 5.03(d)
Buyer Disclosure Letter	Article III
Buyer Indemnitee	Section 4.07(d)
Buyer Ordinary Shares	Section 1.07
Buyer Representative	Section 8.10(b)
Buyer SEC Documents	Section 3.05(a)
Cayman Effective Time	Section 1.05
Cayman Merger	Preamble
Cayman Merger Sub	Preamble
Cayman Plan of Merger	Section 1.05
Cayman Surviving Company	Section 1.01(a)
Cayman Target Company	Preamble
Cayman Target Company Shares	Section 1.06(a)(ii)
CICA	Section 1.01(a)
Closing	Section 1.03
Closing Consideration	Section 1.08
Closing Date	Section 1.03
Closing Statement	Section 1.13(a)
Company	Recitals
Company Balance Sheet Date	Section 2.05(a)
Company Group Releasee	Section 4.22
Company Intellectual Property	Section 2.11(b)
Company Leases	Section 2.10(b)
Company Pension Plan	Section 2.14(b)
Company Registered IP	Section 2.11(a)
Consideration Amount	Section 1.07
Consideration Excess	Section 1.13(b)
Consideration Shortfall	Section 1.13(a)
Continuing Employee	Section 4.07(a)
Contributor	Section 2.11(d)
CTB Election	Recitals
Current D&O Policies	Section 4.06(b)
Delaware Secretary of State	Section 1.05
DGCL	Section 1.02(a)

Terms Not Defined in this Section 8.12	Section
Dispute Resolution Accountant	Section 1.12(c)
Dispute Resolution Arbiter	Section 1.13(c)
Disputed Items	Section 1.12(c)
Divestiture	Section 4.17(a)
Divestiture Agreement	Section 4.17(a)
Earth	Recitals
Earth Shares	Recitals
Earth Contribution	Recitals
Enforceability Exceptions	Section 2.03
Estimated Cash	Section 1.11
Estimated Consideration Amount	Section 1.11
Estimated Indebtedness	Section 1.11
Estimated Net Working Capital	Section 1.11
Estimated Transaction Expenses	Section 1.11
Excess Amounts	Section 1.07
Excess Cash Amount	Section 1.07
Exchange Act	Section 3.05(a)
Exercise Notice	Section 4.17(a)
Financial Statements	Section 2.05(a)
Foreign Employee Plan	Section 2.14(c)
General Partner	Recitals
Indemnitees	Section 4.06(a)
Indemnity Period	Section 4.07(d)
Intended Tax Treatment	Recitals
Judgment	Section 2.16
Look-Back Period	Section 3.10(f)
Material Contract	Section 2.12
Material Customer	Section 2.13(a)
Material Supplier	Section 2.13(b)
Mergers	Recitals
Money Transmitter Application	Section 3.12(c)
New Plans	Section 4.07(a)
Non-Core Buyer	Section 4.17(a)
Nondisclosure Agreement	Section 4.04(c)
Objections Statement	Section 1.12(c)
Orbit I	Preamble
Orbit II	Preamble
Option	Section 4.17(a)
Option Term	Section 4.17(a)
Parachute Payment Waiver	Section 4.07(b)
PBGC	Section 2.14(b)
Pre-Closing Seller Records	Section 4.05
R&W Insurance Provider	Section 4.11
R&W Policy	Section 4.11

Terms Not Defined in this Section 8.12	Section
Releasor	Section 4.22
Restraint	Section 5.01(a)
Ruling	Section 2.09(d)
Sarbanes-Oxley Act	Section 3.05(a)
SEC	Section 3.05(a)
Securities Act	Section 3.05(a)
Seller	Preamble
Seller Closing Certificate	Section 5.02(e)
Seller Disclosure Letter	Article II
Seller Releasee	Section 4.22
Seller Representatives	Section 8.10(b)
Shareholder Agreement	Recitals
Share Transfer Agreement	Recitals
Subsequent Listing Application	Section 4.19
Target Companies	Preamble
Target Minimum Cash Amount	Section 1.10
Termination Date	Section 6.01(c)
Trade Control Laws	Section 2.18(a)
Transactions	Recitals
UK Stamp Duty	Section 4.16(a)
US Certificate of Merger	Section 1.05
US Effective Time	Section 1.05
US Merger	Recitals
US Merger Sub	Preamble
US Surviving Corporation	Section 1.02(a)
US Target Company	Preamble
US Target Company Common Stock	Section 1.06(b)(ii)
WARN Act	Section 2.15(c)

SECTION 8.13.    Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement, including the fees and expenses to be paid by Buyer as set forth in Sections 4.02 (Appropriate Action; Consents; Filings), 4.06 (Indemnification and Insurance), 4.11 (R&W Insurance) and 4.12 (Cyber Insurance).

SECTION 8.14.    Interpretation.

(a)    When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article of, a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Buyer” and words of similar import refer to documents (i) posted to the “Project Halifax” electronic datasite hosted by Intralinks on behalf of the Company Group and accessible by Buyer or (ii) delivered in person or electronically to Buyer or its respective Representatives, in each case, at least two days prior to the execution and delivery of this Agreement. All accounting terms used and not defined herein shall have the respective meanings given to them under IFRS. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein, provided that in the case of any agreement or instrument, only to the extent expressly permitted by this Agreement. References herein to any statute includes all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.

(b)    The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

SECTION 8.15.    Limitation of Liability. Notwithstanding anything in this Agreement to the contrary (except those exceptions set forth in Section 8.06), the Parties agree, on their own behalf and on behalf of their respective Affiliates, that: (a) this Agreement may only be enforced against, and any Action for breach of this Agreement (whether in contract or tort) may only be made against, the Parties to this Agreement; and (b) no Non-Recourse Party shall have any Liability relating to this Agreement or any of the Transactions.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

ORBIT PRIVATE INVESTMENTS, L.P.

by

Name:
Title:

ORBIT PRIVATE HOLDINGS I LTD.

by

Name:
Title:

ORBIT PRIVATE HOLDINGS II LTD.

by

Name:
Title:

ARMOR HOLDCO INC.

by

Name:
Title:

HALIFAX TARGET LTD.

by

Name:
Title:

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

BULLISH

by

Name:
Title:

HALIFAX MERGER SUB I INC.

by

Name:
Title:

HALIFAX MERGER SUB II

by

Name:
Title:

[Signature Page to Agreement and Plan of Merger]